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JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 373 FISCAL YEAR 3-31-03

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DATE : 6/23/03

EMI Group plc
Annual Report 2003

VALUABLE CONTENT

EMI

This report is produced using paper made from 100% recycled content. Such a high percentage is unusual for company reports. The board used for the dividers and the cover is 50% recycled stock and 50% fibre which has not been bleached using chlorine, and has been awarded the Nordic Swan eco-label.

EMI Group Annual Report 2003

Contents

Financial Contents

Additional Information

The word 'content' doesn't do justice to the great music and songs that EMI's artists create.

But it does explain the business we are pursuing – finding, developing and supplying pure musical content of high, long-term quality.

The music industry is in a period of transition led by rapid technological change. It is difficult to predict precisely what the most successful models for selling music will be in the future. But one thing is certain: **quality content is the key to unlocking value** as those new models emerge.

EMI is working with all kinds of retail, distribution, hardware and software companies to help consumers and users buy our music in the ways they want to.

And we are working hard to protect our music from theft. Music has a value to the people who created it and own it. Stealing intellectual property is the same as stealing any other kind of property.

Content, and value for stakeholders, are EMI's focus in a world where more music is being consumed than ever before. We believe that is a unique opportunity.

There are more and more formats for playing music


1985
Music Formats
Devices
Vinyl
Record Player
Cassette Tape
Tape Deck
CD
CD Player
Radio
Radio Tuner
TV
Video
TV
VCR


2003
Music Formats
Devices
Streaming
PC
Online Radio
PC
Digital Radio
Radio Tuner
TV
VCR
Vinyl
Record Player
Cassette Tape
Tape Deck
CD
DVD Audio
CD Player
DVD Player
PC
Games Devices
Radio
RadioTuner
TV
Video
TV
VCR
DVD Player
Downloads
CD Player
DVD Player
PC
Games Devices
Ring Tones
Ring Tunes
MMS
MP3 Player
Mobile Phones

Music generates revenues in many different ways



Other 2%
Performance income 6%
Synchronisation royalties 8%
Mechanical royalties 10%
DVDs 4%
CDs, cassettes etc 70%

'We delivered the promised substantial improvement in profitability driven by the turnaround of EMI Recorded Music, another solid performance from EMI Music Publishing and tighter financial management across the group.'

Financial Summary

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Group turnover	**2,175.4**	2,445.8
EBITDA (i)	**297.0**	241.9
Group operating profit (EBITA) (ii)	**254.0**	190.9
Adjusted PBT (iii)	**177.3**	153.3
Profit (loss) before taxation	**319.3**	(152.8)
Adjusted diluted earnings per share (iv)	**15.6p**	11.8p
Basic earnings per share	**29.3p**	(25.5)p
Dividends per share	**8.0p**	8.0p
Return on sales (v)	**11.7%**	7.8%
Interest cover (vi)	**3.9x**	4.0x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.
(ii) Group operating profit (EBITA) is before operating exceptional items and amortisation of goodwill and music copyrights.
(iii) Adjusted PBT is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.
(iv) Adjusted diluted earnings per share is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.
(v) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of Group turnover
(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges.

Chairman's Statement

Eric Nicoli
Chairman, EMI Group

The year ended 31 March 2003 was one of remarkable progress and achievement for EMI Group, all the more so in a context of the global recorded music market declining by almost 9%. This market movement was markedly worse than we, and others in the industry, anticipated at the start of the year and demanded a swift and robust response from all parts of EMI's business.

We delivered the promised substantial improvement in profitability driven by the turnaround of EMI Recorded Music, another solid performance from EMI Music Publishing and tighter financial management across the group. Furthermore, we have invested time and resources in strengthening our culture and management capabilities to equip our businesses to compete more effectively in tough market conditions and a rapidly changing environment. These are the results of a company now being managed in a very different way from the past.

EMI Group
For the group as a whole, operating profit (EBITA) in the year improved by 33.1% to £254.0m on sales 11.1% lower at £2,175.4m. Exchange rate movements had a significant adverse impact; at constant currency, operating profit was up 34.8% while sales declined by 8.4%, broadly in line with the market.

Profit before tax, amortisation and exceptional items improved by 15.7% to £177.3m. When adjusted for currency and the year on year impact of the sale of our stake in HMV Group, the underlying improvement was 40.3%.

Under Roger Faxon's stewardship, EMI Group's balance sheet was completely restructured with the effect of more than doubling the average maturity of our debt. We converted our passive interest in HMV, Viva Media and other non-core assets into active investment in our core business and, during the course of the year, we reduced our net debt position by close to £200m leaving year-end net debt at £859.8m, its lowest level for four years.

Our tax rate for the year was somewhat lower than in previous years at 25%, mainly as a result of the improved North American profitability and a more favourable business mix overall.

Net profit after tax and minority interests improved by £429.2m to £229.7m compared with the previous year's loss of £199.5m. The resulting improvement in adjusted diluted earnings per share was 32.2%, to 15.6p per share.

The Board is recommending a final dividend of 6.0p per share, giving a full-year dividend of 8.0p per share, thus maintaining the previous year's level and improving dividend cover to close to two times.

Recorded Music
In EMI Recorded Music, Alain Levy and David Munns have driven the implementation of their far-reaching restructuring and reorientation plan with the objective of changing completely the way we work.

The strength and professionalism of the management team at all levels is, I believe, world class. The focus is now on sustainable, profitable sales, and on finding, developing and effectively marketing artists who will have long-term, successful careers.

Sales in Recorded Music fell 12.6% to £1,774.2m as the result of a combination of factors including macro-economic effects in some regions, a growing impact of music piracy in all its forms and the disruptive impact of our restructuring activities, some of which took longer than originally planned.

Our focus on generating profitable sales – rather than market share at any cost – together with full delivery of the projected cost savings and efficiency improvements from restructuring, resulted in an increase in operating profit (EBITA) of 81% to £150.5m. Our performance in North America was particularly pleasing as we saw margin improve by over 12 percentage points. The UK business had another year of excellent progress and in South East Asia we moved into profit for the first time in a number of years.

Music Publishing
EMI Music Publishing, under Martin Bandier's leadership, is, and has been for many years, demonstrably the best in the industry. While not immune to the effects of a declining recorded music market from which over 50% of its revenues derive, this business has, once again, shown great resilience and has managed to maintain overall sales and profitability by developing and exploiting other revenue streams.

'We have demonstrated that we have the resilience and flexibility to operate effectively and profitably in a range of market outcomes.'

Due entirely to currency movements, sales in the year fell marginally from £416.4m to £401.2m and operating profit (EBITA) was 4% lower at £103.5m. At constant currency, sales were flat and operating profit was down by just 0.5%.

Change
The extensive and challenging change programme of the past year was designed to put the group on a much sounder financial footing and to allow us to be more flexible and responsive in the tough competitive conditions that we expect to prevail in the future. That objective has been achieved.

The scale of the changes implemented over the course of the year was massive and their impact was often uncomfortable. The improvement in the business could not have been achieved without the extraordinarily hard work and dedication of my colleagues across the world. I am proud of them and the way they have embraced the need for a different way of operating.

We have also seen change in our Board membership. In May, Michael Jackson stepped down after only two and a half years as the consequence of a change of ownership of his employer resulting in a conflict of interest. In July, Hugh Jenkins retired after seven years of distinguished service and I thank both Michael and Hugh for their support and wise counsel. In September, Peter Georgescu joined, bringing a wealth of valuable media, advertising, consumer marketing and general management experience to bear on our strategic deliberations. Since the year end, we have been joined by David Londoner, a renowned former securities analyst with extensive knowledge of the global media and entertainment industry and the North American investment community.

The Future
Content is at the core of EMI – developing and supplying pure music content of the highest quality. We are committed to providing consumers with the music they want, in the format they want, at a value they find compelling and we are working with a vast range retailers, distributors, hardware and software manufacturers to make that vision a reality. At the same time, EMI is at the vanguard of industry efforts to protect our content from theft. Music is valuable to the people who use it and to those who create it and own it. Stealing music is the same as stealing any other kind of property and we will do everything within our power to prevent it.

In a world in which more music is being consumed than ever before, at EMI, with our extremely deep and rich music content bank, we have a unique opportunity to develop new revenue streams.

The weakness in the recorded music market is not yet over but we will be unrelenting in our efforts to attack the root causes of decline and to find ways to grow our business.

In the year ahead, while the market remains volatile and difficult to predict, we expect it to decline further but, probably, at a slower rate than last year. We have demonstrated that we have the resilience and flexibility to operate effectively and profitably in a range of market outcomes and we aim to make further progress in every part of our group.



Eric Nicoli
Chairman



Norah Jones

EMI Recorded Music Top 20 Albums 2002–03


Norah Jones

1 Norah Jones
Come Away With Me
11.8m



2 Robbie Williams
Escapology
5.8m



3 Coldplay
A Rush Of Blood To The Head
5.6m


ROLLING STONES
FORTY LICKS

4 Rolling Stones
Forty Licks
5.5m



5 Utada Hikaru
Deep River
4.2m


MENSCH

6 Herbert Grönemeyer
Mensch
3.0m


BlueOneLove

7 Blue
One Love
2.5m


Renaud
boucan d'enfer

8 Renaud
Boucan d'enfer
1.8m


QUEEN
GREATEST HITS I II & III

9 Queen
The Platinum Collection
1.7m



10 Kylie Minogue
Fever
1.6m


Atomic Kitten

11 Atomic Kitten
Feels So Good
1.6m


paul mccartney
back in the u.s.
Live 2002

12 Paul McCartney
Back In the U.S. Live 2002
1.4m



13 Snoop Dogg
Paid Tha Cost To Be Da Bo$$
1.3m


best of
bowie

14 David Bowie
Best of Bowie
1.3m


Beatles
1

15 The Beatles
1
1.2m



16 Massive Attack
100th Window
1.0m


MOBY
18

17 Moby
18
1.0m



18 George Harrison
Brainwashed
1.0m


COLDPLAY · PARACHUTES

19 Coldplay
Parachutes
1.0m


THE VINES

20 The Vines
Highly Evolved
0.9m

Alain Levy
Chairman and CEO
EMI Recorded Music

The global music market is undergoing a shift in its traditional shape and structure that has far-reaching implications for the way the industry has been accustomed to do business.

EMI Recorded Music entered the financial year with a commitment to changing fundamentally the way it operates. This initially involved reducing overheads, including 1,900 jobs, to generate nearly £100m in annualised fixed cost savings. This was a necessary process in order to create a structure that is both scaled to the new size of the market and flexible enough to take advantage of new opportunities that arise or are developed.

This restructuring has contributed to an operating profit (EBITA) uplift of over 80%, while at the same time having some short-term negative impact on revenues. In a year where the market fell 8.7%, EMI Recorded Music's turnover decreased 12.6% (10.2% in constant currency terms) to £1,774.2m. This decrease is partly the result of general market forces, most notably a significant increase in both digital and physical piracy. It was also driven by the disruption to day-to-day operations caused by the extensive restructuring process, particularly in Continental Europe and at Virgin America, as well as by the lower than expected performance of some local repertoire releases in Japan.

While we recognise that, in the long term, sales growth is an important objective, the year ended 31 March 2003 was clearly one during which we repositioned EMI Recorded Music on profitable foundations, and its performance did improve markedly. Operating profit increased 81% to £150.5m (£150.1m at constant currency), more than doubling operating margins to 8.5% compared with 4.1% last year.

This margin increase is not simply the result of cutting the cost base. In the year just ended, we pursued an aggressive policy of refocusing Recorded Music on its core business by streamlining the artist roster and exiting unprofitable operations and costly joint ventures.

The improvement also demonstrates the importance of concentrating on profitable, sustainable sales from artists with long-term potential. EMI had considerable global success with such artists, including the phenomenal debut album from Norah Jones, *Come Away With Me*, which has now sold 13m copies; the excellent second album *A Rush Of Blood To The Head* from UK band Coldplay and Robbie Williams' *Escapology*, both now nearing 6m copies; and the definitive greatest hits from the Rolling Stones, now over 5m copies of a double album. We also had excellent regional successes from artists such as Utada Hikaru, Renaud and Herbert Grönemeyer, whose album *Mensch* sold over 3m copies to become the highest selling German language album ever.

'In the year under review, EMI Recorded Music began building the foundations for the music company it aims to become. There is more interest in, and consumption of, music than ever before, and there is a tremendous opportunity ahead to legitimise and capitalise on this demand.'

45th Grammy Award Winners

Record of the year
Norah Jones
Don't Know Why
Album of the year
Norah Jones
Come Away With Me
Song of the year
Norah Jones
Don't Know Why
Best new artist
Norah Jones
Best female pop vocal
Norah Jones
Come Away With Me
Best pop vocal album
Norah Jones
Come Away With Me

Best rock performance by a duo or group with vocal
Coldplay
In My Place
Best alternative music album
Coldplay
A Rush Of Blood To The Head
Best engineered album, non-classical
Come Away With Me
Producer of the year, non-classical
Arif Mardin
Come Away With Me
Best dance recording
Dirty Vegas
Days Go By

Best traditional tropical Latin album
Bebo Valdes with Israel 'Cachao' Lopez & Carlos 'Patato' Valdes
El Arte del Sabor
Best soul gospel album
The Blind Boys of Alabama
Higher Ground
Best new age album
Eric Tingstad & Nancy Rumbel
Acoustic Garden

Recorded Music Turnover
(£m)


2,032.5
2,282.0
2,029.4
1,774.2
2000
2001
2002
2003

Recorded Music Operating Profit
(£m)


195.1
227.5
83.1
150.5
2000
2001
2002
2003

EMI Market Share
By region – value (%)



North America
UK & Ireland
Continental Europe
Japan
Asia ex. Japan
Latin America
Australasia
Total
10.4
10.1
20.6
20.5
16.9
15.2
10.3
10.6
7.5
9.8
13.8
11.2
18.0
17.0
13.4
12.6
2002
2003

Digital Music Service Subscriber Growth



35,000
30,000
25,000
20,000
15,000
10,000
5,000
2/6/02
23/6/02
14/7/02
4/8/02
25/8/02
15/9/02
6/10/02
27/10/02
17/11/02
8/12/02
29/12/02
19/1/03
9/2/03
2/3/03
23/3/03

Based on information from one US-based service

North America
Looking at our performance on a regional basis, the turnaround in our North American business was encouraging. After five consecutive years of losses, the new management team has delivered a return to profitability and a margin increase of more than 12 percentage points. While market share fell significantly in the first half, there was a gradual increase over the second half, with Norah Jones' eight Grammy awards in February a particular highlight.

The changes made at Capitol have delivered initial successes from artists including debut albums from The Vines and, more recently, Lisa Marie Presley. Virgin is now beginning to rebuild its roster and EMI is increasingly confident of generating US-signed artists for worldwide exploitation, while recognising that progress will be gradual in this very competitive market.

UK
The UK had yet another impressive year and continues to be a major source of repertoire both for local and international exploitation, as well as a standard of excellence in extracting value from catalogue.

Continental Europe
Continental Europe underwent the most comprehensive restructuring of all territories that took longer than anticipated to complete. Nonetheless, it remains a highly profitable business, and had significant success with a number of local repertoire releases, including albums from Renaud in France and Herbert Grönemeyer in Germany. With the restructuring now complete, we expect to make progress at all levels.

Japan
Japan had some important successes, notably with Utada Hikaru's third album *Deep River*, but nonetheless turned in a somewhat disappointing result as certain significant local repertoire releases, particularly in the fourth quarter, did not perform as well as expected. Despite tough market conditions, we remain confident in the quality of our team in Japan and their ability to deliver future successes.

Asia
Asia, outside of Japan, was another great success, turning in its first profit in a number of years. EMI is pursuing a very aggressive strategy to improve both market share and profit in this region. This includes a significant push into China, illustrated by substantial investment in local repertoire, which offers considerable potential despite severe piracy.

Latin America
Results in Latin America were mixed. There were significant setbacks in Mexico resulting from piracy and poor local management performance. This management is in the process of being replaced. EMI also closed its Venezuelan operations because of the severe economic problems in that country. At the same time, however, the region's most important market, Brazil, returned to profitability and there was considerable progress in the growing US Latin market.

'In recent months we have started to see a shift in the attitudes of governments as to the seriousness of the piracy situation and are starting to witness their willingness to confront the problem.'

Piracy

Beyond improving immediate profitability, containing piracy has become another major priority for EMI. During the year, EMI Recorded Music created a global anti-piracy team. Overall we have allocated substantial management time to lobbying governments to enact and enforce stronger legal penalties, and to identifying technologies and establishing procedures that protect our music. The group is determined to contain the sales erosion caused by physical counterfeiting, illegal file sharing and CD burning.

In recent months we have started to see a shift in the attitudes of governments as to the seriousness of the situation and are starting to witness their willingness to confront the problem.

Piracy containment is one important part of the new environment. It is, however, clear that consumers want to access music legally via the net and we are making considerable efforts and progress in turning this into reality. EMI's catalogue is very widely available in digital delivery services and the group has taken a leadership position in offering more of our content on the net. EMI is also actively pursuing opportunities offered by the digital world such as ring tunes and video distribution as well as gaining further insight into music consumers' behaviour.

Outlook

In the year under review, EMI Recorded Music began building the foundations for the music company it aims to become, operating under principles that focus on profitable sales growth and long-term artist development. There is more interest in, and consumption of, music than ever before, and there is a tremendous opportunity ahead to legitimise and capitalise on this demand.

Looking ahead to the current financial year, the markets are likely to remain challenging. However, we are confident of being able to face the issues, both in terms of supplying high-quality music, for which there is growing demand, and in maximising the revenue EMI Recorded Music generates from this music. On this basis, we expect to improve market share.



Pink

EMI Music Publishing Top 20 Writers 2002–03


Anders Bagge


Sting


Queen


Sean Paul


78
Stargate


Alan Jackson


Clif Magness


White Stripes


Ms Dynamite


Guy Chambers


Doves


Pink


Blur


Enrique Iglesias


Good Charlotte


Pharrell Williams


Norah Jones


Nirvana


Matchbox Twenty


Sum 41

Music Publishing
Operating Review

Martin Bandier
Chairman and CEO
EMI Music Publishing

EMI Music Publishing delivered another solid performance, despite the challenges presented by the downturn in the global recorded music market. For the year as a whole, operating profit (EBITA) fell from £107.8m in the previous year to £103.5m in the year ended 31 March 2003. This decrease resulted from currency movements, in particular weakness in the US dollar, and from a slight increase in corporate charges. On a constant currency basis and before central cost allocation, Music Publishing operating profit (EBITA) increased marginally, from £110.6m in 2002 to £111.0m in the year ended 31 March 2003.

The turnover generating this margin also remained broadly flat on a constant currency basis, at £416.6m compared with £416.4m in the previous year. Taking into account currency effects, turnover fell 3.7% to £401.2m.

This resilient performance reflects the strength of EMI Music Publishing's ability to develop new revenue sources and additional uses of music that reduce its reliance on the recorded music industry. Mechanical royalties, primarily derived from the sale of music in CD format, now comprise only 53% of our total turnover, down from 55% in the previous year, and 60% in 1998.

Mechanical Royalties
The 8.7% decline in the recorded music industry in the year ended 31 March 2003 did have an impact on mechanical royalties. Nevertheless, with a fall of only 3.5% at constant currency in mechanicals, we outperformed the global market, demonstrating the continued success of our strategy of signing leading writers across all genres, together with our ability to generate repeated uses through re-recordings of songs in our existing catalogues, in particular the great songs from the Motown era included in the Jobete catalogue.

Performance Income
Performance income, derived from the public performance of songs in EMI's catalogue, comprises 25% of EMI Music Publishing's turnover and grew 3.3% at constant currency, representing the fifth consecutive year that this revenue stream has increased. Driving this growth is our strong chart share, together with the increase in media outlets, the resolution of outstanding cable rate disputes in the US, which increased revenues by bringing cable royalty rates in line with other media, and increased efficiencies at the local societies in the collection of publishing revenues.

Music Publishing
Revenue Sources
(£m)



450
400
350
300
250
200
150
100
50
0
23
31
65
180
26
34
71
185
28
44
79
203
32
50
89
220
33
55
101
227
32
56
101
212
1998
1999
2000
2001
2002
2003

Mechanical Performance Synchronisation Other

Synchronisation Royalties

Synchronisation royalties generate 14% of Music Publishing turnover, and also grew strongly, up 7.9% at constant currency. This substantial increase at a time when the global advertising market has been under pressure is a considerable success. It demonstrates the value in EMI's successful exploitation of its catalogue not only in commercials but also in films, TV programming and, increasingly, the video game market which uses music to enhance game play.

Key elements in driving its synchronisation revenues are Music Publishing's business-to-business website and Music Spa. The site has over 6,000 regular users worldwide who can search our catalogues to suit a variety of music needs. Since its relaunch in February, daily traffic has increased by over 70%. The Spa, housed in the company's New York office, is a creative atmosphere with the technical capabilities that allow advertisers and their agencies to work with EMI's Music Resources Group to sample and identify the music that best fits the product and message of a commercial campaign.

Songs from Music Publishing's catalogues are also featured in a variety of musicals, which EMI actively seeks to promote. Current shows include: *We Will Rock You*, based on the Queen catalogue; *Mamma Mia*, using the songs of Abba; and *Our House*, featuring the songs of Madness. In autumn 2003, a new musical featuring the music of EMI-signed writer Rod Stewart is expected to open in London's West End, and plans are underway for a Motown-based musical to be written and produced by Motown founder Berry Gordy.

Always On My Mind/Baby Love/Blue Moon/Bohemian Rhapsody/Can't Get You Out Of My Head/Every Breath You Take/Fame/Have Yourself A Merry Little Christmas/Hero/Imagine/It's Raining Men/James Bond Theme/Just Like A Pill/Lady Marmalade/Perfect Day/Pink Panther Theme/Rocky Theme/Stand By Your Man/Stop! In The Name Of Love/This Old Heart Of Mine/Where Did Our Love Go/

European Ring Tone Sales
(Euros bn)



2.5
2
1.5
1
0.5
0
0.64
1.12
1.18
1.39
1.88
2.4
2000
2001
2002
2003
2004
2005

Source: Durlacher Research

North America
In North America, turnover fell 1.5% as gains in synchronisation income were offset by falls in mechanicals, but again by less than the overall market decline. EMI Music Publishing was once again named Publisher of the Year by performance societies ASCAP and BMI and by *Billboard* magazine. EMI Music Publishing writers, artists and producers cumulatively earned 24 Grammys, one-third of which went to Norah Jones and her debut album *Come Away With Me*, which to date has sold 13m copies.

UK
In the UK, turnover grew 3.8%, reflecting an increase in both mechanical and performance income driven by our continued leadership position in the UK charts. EMI Music Publishing and its writers won numerous awards at every major UK award ceremony, including six Brits, five Ivor Novello Music Awards and *Music Week* named us Publisher of the Year for the eighth year in a row.

Continental Europe
Continental European performance was mixed. Certain markets, notably Germany and Italy, were impacted by steep local market declines in recorded music. France countered that trend as the recorded music market grew 3% year on year, while the Benelux countries also generated revenue gains.

Japan
Japan had a very strong year, increasing sales by over 5% in large part because of the strong performance of Utada Hikaru's third album *Deep River*, which sold over 4m copies in Japan alone.

Music Publishing Turnover
(£m)


354.0
390.7
416.4
401.2*
2000
2001
2002
2003

*2003 at constant currency £416.6m

Music Publishing Operating Profit
(£m)


95.5
105.0
107.8
103.5*
2000
2001
2002
2003

*2003 at constant currency £107.3m

New Developments

Shortly after the end of the financial year, in April 2003, EMI acquired a further 30% of the Jobete catalogue from Berry Gordy for US$109.3m, bringing EMI's total share in Jobete to 80%. This gives EMI greater control over its superb array of Motown songs, together with the financial benefit of being able to consolidate it for tax purposes.

Successful writers contributing to this year included Norah Jones, Pink, Enrique Iglesias, Pharrell Williams, and White Stripes, and new signings included Dirty Vegas, Busted, Ms Dynamite and Sean Paul, to name a few.

New uses of Publishing's music contributed additional revenue streams to income this year including ring tones and video games, as mentioned above. The ring tone market has developed as cellular penetration has continued to grow and users look for ways to personalise their phones.

Outlook

For the current financial year, we expect to see further pressure on mechanical royalties in the face of a continued expected decline in the global recorded music market. Nevertheless, we expect to continue to exploit aggressively our impressive catalogue of songs, both current and classic, in the synchronisation market and develop new income streams, such as ring tones, video games, and on-line uses.

‘EMI Music Publishing’s resilient performance reflects the strength of its ability to develop new revenue sources and additional uses of music.’


Robbie Williams

Strength Across Genres


Chris Cagle


Jennifer Hanson


Keith Urban


Nitty Gritty Dirt Band


Trace Adkins


Sarah Brightman


Art Garfunkel


Vanessa Mae


Leif Ove Andsnes


Maria Callas


Lesley Garrett


Nigel Kennedy


Simon Rattle


ScoLoHoFo


Medeski Martin & Wood


Patricia Barber


Stacie Orrico


Smokie Norful


Cassandra Wilson


Steven Curtis Chapman

Roger Faxon
Chief Financial Officer
EMI Group

The year ended 31 March 2003 was one of substantial challenge for EMI as its primary market fell for the third year in a row. However, it was also a year of unprecedented accomplishment.

The group implemented a comprehensive reorganisation of its Recorded Music division, reducing headcount by 1,900 and the ongoing fixed cost base by nearly £100m. Against a backdrop of lower sales, Recorded Music substantially improved its operating margins driving its underlying profits up 81% and, for the first time in five years, the US Recorded Music business generated a profit. Music Publishing yet again demonstrated its resilience in the face of exceedingly difficult market conditions. By continuing to diversify its income, it was able to hold firm its profits and margins.

The group also completed a sweeping balance sheet restructuring, more than doubling average debt maturity to five years, and converted passive interests in HMV, Viva Media and other assets into active investment in the core business. Joined with the improved operating performance and careful cash management, the sale of these assets resulted in a reduction in net debt of over £198m, reducing EMI's leverage to below three times EBITDA, down from 4.4 times just a year ago.

Group turnover fell by £270.4m (11.1%), including a decrease of £64.0m from exchange on translation. All regions had lower turnover in the year. After excluding currency effects, the decrease was entirely in EMI Recorded Music, reflecting both the global downturn in the recorded music market and EMI's focus on ensuring that sales are delivered profitably. At constant currency, EMI Music Publishing sales remained flat.

Group operating profit (EBITA) increased 33.1%, from £190.9m in 2002 to £254.0m in 2003, resulting from the impact of the cost savings implemented in EMI Recorded Music over the financial year, together with additional margin improvements in that business and a continued solid performance from EMI Music Publishing.

An explanation of trading performance is given in the Operating Reviews on pages 9 to 22.

Group turnover for the second half fell by £164.9m (12.0%) to £1,213.9m, of which decrease £36.1m was attributable to exchange on translation. Excluding the effects of currency, Recorded Music sales were down by £120.7m or 10.4%. On a similar basis Music Publishing turnover decreased by £8.1m, largely as the result of timing differences.

Group Turnover By Origin
(£m)



North America
UK
Rest of Europe
Latin America
Asia Pacific
ROW
706.1
330.9
660.5
51.0
409.9
17.0

Group Turnover First and Second Half Analysis
(£m)



1,378.8
1,067.0
1,213.9
961.5
2002
2003
First Half Second Half

Group Operating Profit By Origin
(£m)



North America
UK
Rest of Europe
Latin America
Asia Pacific
ROW
68.3
69.1
88.6
(2.5)
27.6
2.9

Group Operating Profit First and Second Half Analysis
(£m)



175.0
147.8
79.0
43.1
2002
2003
First Half Second Half

Trading and Adjusted Profit Before Tax

	Turnover			Operating profit*		
	2003 £m	2002 £m	Change %	**2003 £m**	2002 £m	Change %
Recorded Music	**1,774.2**	2,029.4	(12.6)	**150.5**	83.1	81.1
Music Publishing	**401.2**	416.4	(3.7)	**103.5**	107.8	(4.0)
Group Total	**2,175.4**	2,445.8	(11.1)	**254.0**	190.9	33.1
Return on sales	**11.7%**	7.8%				

* Before operating exceptional items and amortisation of goodwill and music copyrights

Group operating profit for the second half was £27.2m higher than last year, at £175.0m. This included a loss of £1.8m from exchange on translation. Second-half Recorded Music profits were up 33.7% to £121.9m at constant exchange rates, reflecting the substantial turnaround in its North American business and continued strong results in the UK, partially offset by decreases in other regions, particularly Continental Europe. Timing differences resulted in Music Publishing operating profit falling 3.0% at constant exchange rates to £54.9m.

Following the exit in the previous year from loss-making Recorded Music satellite operations, operating profit in associates moved from a loss of £1.1m last year to a profit of £0.2m this year.

In May 2002, HMV Group plc listed on the London Stock Exchange, and EMI simultaneously reduced its stake to 14.5%. In November 2002, EMI sold this remaining stake. Therefore, the group no longer consolidates HMV's operating profit and interest charges, which last year were £44.6m and £20.7m, respectively. For the period up to flotation, EMI's share of HMV's operating profit was £0.4m, and of its finance charges, £1.2m.

Group finance charges of £76.1m were £15.7m higher than last year as the result of higher interest rates following the restructuring of debt into longer-term instruments, which more than offset the impact from the substantial reduction in overall debt levels. In February 2003, EMI crystallised a reduction in the long-term cost of its US bond by unwinding certain derivative positions. The interest charge on these bonds will in the future be offset by a proportion of the gain resulting from this action.

Adjusted profit before tax, amortisation and exceptional items (adjusted PBT) grew 15.7%, from £153.3m in 2002 to £177.3m in 2003.

Other Items Affecting Earnings

The group tax rate, before amortisation and exceptional items, fell to 25% from 30% last year. A major contributor to the reduction in the tax rate is the return to profitability of our US business, which has brought forward tax losses available for offset, and somewhat lower profits in Japan, the group's highest tax-paying territory.

Amortisation of copyrights acquired and goodwill on acquisition fell to £42.8m from £51.3m in the previous year, reflecting the write-down of investments in the year ended 31 March 2002 in connection with the Recorded Music restructuring, and exchange.

During the period, the group incurred a non-cash charge of £24.9m arising from the write-down of certain investments and other assets, including EMI Group shares held in the Employee Benefit Trust. This is reported as an operating exceptional cost.

This is in contrast to the year ended 31 March 2002, in which the group incurred an exceptional operating charge of £242.4m relating to restructuring and reorganisation costs, mainly within EMI Recorded Music. In that same period, HMV Group also incurred exceptional costs, of which EMI's share was £12.4m.

The group benefited from a non-operating exceptional profit of £209.7m, largely arising from the disposal of its stakes in HMV and Viva Media AG, offset by a modest loss relating to certain other disposals.

The minority interest charge has fallen from £8.5m to £6.4m, as a result of the decrease in profitability of our Japanese Recorded Music business in the year.

The overall group result was a profit of £229.7m, compared with a loss of £199.5m in the previous year, an improvement of £429.2m.

Adjusted diluted earnings per share were 15.6p, compared with 11.8p. The Board is recommending a final dividend of 6.0p per share to result in a total dividend of 8.0p per share, unchanged from last year.

'The year ended 31 March 2003 was one of substantial challenge but also unprecedented accomplishment for EMI.'

Cash Flow and Net Borrowings
The net cash inflow from operating activities was £117.2m. After net proceeds from acquisitions, disposals and financial investments of £204.5m, capital expenditure of £59.2m, tax paid of £38.7m, net interest costs of £4.6m (including the gain on the swap unwind discussed above), dividends paid of £35.9m, (including those to minorities) and currency translation gains and other movements of £14.8m, net debt decreased by £198.1m to £859.8m.

Pensions
The group continues to account under SSAP 24, but its disclosures also include those required by FRS 17. EMI maintains a number of defined benefit plans around the world the largest of which is the UK pension plan. As at 31 March 2002, that plan was in surplus by £68m, as calculated pursuant to FRS 17. With the decline in share prices to 31 March 2003, the asset value of the fund has fallen. Therefore, as calculated pursuant to the FRS 17 accounting standard, the fund would show a deficit as at 31 March 2003 of £116m, or £81.2m net of deferred tax. Under FRS 17, the calculation of the net position of the fund is highly sensitive to several factors. For example, had the calculation been performed as of 15 May 2003 as opposed to 31 March 2003, the asset value of the fund would have been higher by almost £40m given the rise in share values in the intervening period.

The group is scheduled to receive the triennial actuarial valuation of the UK fund as at 31 March 2003 in the coming months. Based upon the outcome of that valuation, the group will review its funding policies with respect to the fund.

Treasury Policy
Treasury activities are carried out within a framework of policies and guidelines approved by the Board, with control and monitoring delegated to the Treasury Management Committee, chaired by the Chief Financial Officer. These policies aim to ensure that adequate, cost-effective funding is available to the group at all times, and that exposure to financial risks is minimised. The existing Treasury policies were reviewed by the Board in April 2002 and have remained substantially unchanged throughout the financial year.

Financial instruments held by the group comprise derivatives, borrowings, cash and liquid resources and other financial assets and liabilities. Their purpose is to raise finance for the group's operations. Treasury policies prohibit their use for speculative purposes.

Funding
During the year, EMI restructured its debt into medium- and long-term facilities. The six-year sterling bond issued in May was increased in June to £325m, and in August a further US$180m was raised from a private placement of debt with maturities of between seven and 10 years. Together with net proceeds from the HMV disposal of £209.5m and £35.6m from the sale of fixed asset investments, these funds were used to repay and cancel part of the £1.3bn revolving credit facility finalised in April 2002.

The group borrows in various currencies at fixed and floating rates, and uses swaps, caps and collars to manage interest rate exposure. Unless otherwise approved by the Board, Treasury policy is to keep between 25% and 75% of borrowings at fixed or capped rates. As a result of the reduction in borrowings during the year, and as approved by the Board, at the year end virtually all borrowings were fixed or capped. Financial instruments held at 31 March 2003 to manage interest rate risk are disclosed in Note 19(viii) on page 79.

Foreign Currency Risk
The group faces currency exposure from exchange rate fluctuation against sterling. Balance sheet exposures are hedged to the extent that overseas liabilities, including borrowings, provide a natural hedge. Group policy is not to undertake additional balance sheet hedging measures, nor to hedge profit and loss account translation exposure. Transaction exposures are hedged, where there are material items that have a high probability of occurring, with the use of forward exchange rate contracts. Forward rate contracts held at 31 March 2003 are disclosed in Note 19(viii) on page 79.





Ms Dynamite

'We have developed a public statement that integrates our policies in a number of key areas of corporate social responsibility: workplace, community, environment, human rights, product values and supplier management.'

Social Responsibility

At EMI we believe that sound values are key to business success. Our Standards of Business Conduct policy, aimed principally at our employees, sets out the basic values by which we manage our business.

This year we have developed a public statement that integrates our policies in a number of key areas of corporate social responsibility (CSR): workplace, community, environment, human rights, product values and supplier management. The CSR policy was adopted by the Board in April 2003, and will be published this summer in our Social Responsibility Report for 2003.

We believe that this is a good step forward in terms of the increased levels of transparency that many of our stakeholders – artists, employees, shareholders, customers, suppliers, governments and society at large – are asking for. We are also continuing to expand the scope of our reporting to cover a wider range of CSR areas in our policy and this year our reporting of employment issues includes diversity.

We are pleased that we continue to be included in a number of CSR indices, such as FTSE4Good and the Dow Jones Sustainability Group Index, and have retained our high sector ranking in Business in the Environment's 2002 'Index of Corporate Environmental Engagement'.

During the year we engaged with a number of investors and investment research organisations about our CSR practices, and were accepted as members of the Corporate Responsibility Group, an alliance of leading UK companies dedicated to driving forward corporate social responsibility. Within our sector, we continue to play an active role in the Media Sector CSR Forum as it works to identify key social responsibility issues for the sector and establish best practice.

Employment

The integrated CSR policy includes the key points of our employment policy framework – equal opportunity, health and safety, open communication and fair reward. Responsibility for the management of employment matters continues to rest with each business operation within that framework.

We are committed to equal opportunity for all employees regardless of gender, ethnic or national origin, religion, disability, age, marital status or sexual orientation. We have begun to measure workforce diversity, in the UK and North America. In these regions, women made up 48% of all staff and 32% of management, and ethnic minorities made up 15% of all staff and 6% of management. A very small percentage of our staff (less than 1%) in these regions are disabled.

Global Warming Potential
CO_2 emitted due to energy use in buildings/factories (kilotonnes)


103.0
116.9
114.2
121.8
115.0
114.0
104.0
87.6
80.7
1995
1996
1997
1998
1999
2000
2001
2002
2003

Global Warming Potential
CO_2 emitted due to energy use in buildings/factories per unit of turnover (tonnes/£m)


48.8
43.2
45.1
50.3
48.9
47.8
38.9
35.8
37.1
1995
1996
1997
1998
1999
2000
2001
2002
2003

As part of our commitment to training and development, the Recorded Music division will be following up its recently launched performance management initiative with development programmes to encourage learning and development of core management skills. This complements programmes already in place at a local level in a number of our operating companies.

In employee health and safety, we have built on last year's reporting of UK performance and gathered statistics for most of our worldwide locations. These now cover all our manufacturing plants, distribution centres and recording studios as well as approximately 70% of our office locations. We had 55 reportable injuries/illnesses (8 per 1,000 employees), based on UK standards, and an average of 4.1 days' absence through illness per employee. We incurred no health and safety enforcement notices or convictions in any country in which we operate.

We have worked during the year to improve internal communications – through a new worldwide, fortnightly electronic newsletter, and by revamping our global intranet to provide a more useful, accessible and practical tool.

Community
We aim to make a positive contribution to the communities in which we operate, and to be a responsible neighbour. Globally, the main causes we support are youth and education, arts and culture, and health and welfare, and our businesses determine their community investment priorities locally within that framework.

At a corporate level, EMI continues to fund the administration costs of the Music Sound Foundation (MSF), enabling it to devote all of its resources to its funding activities.

MSF continues to do wonderful work in the area of children's music education and has now made cumulative donations exceeding £1.6m to schools, students and teachers throughout Britain.

MSF's main activity remains the sponsorship of secondary schools that aspire to become performing arts colleges, and it is now the largest single sponsor of these arts colleges in the UK. To date 22 schools have successfully achieved arts college status with the help of MSF, bringing enhanced music, drama and dance education to over 20,000 students.

Rising costs mean that the demand for assistance from young people needing to improve the quality of their chosen musical instrument continues to grow. MSF has helped hundreds of individual students upgrade their instruments and, through its bursary scheme, has enabled dozens more to further their studies at music colleges.

EMI's worldwide charitable and sponsorship donations in the year totalled £1.5m. In the UK, the scale of EMI's overall activity qualifies it for the PerCent Club logo, the community investment benchmarking scheme run by Business in the Community. The logo is assigned to companies that invest more than 1% of their pre-tax profits in the community, through a combination of cash, time and gifts in kind.

Hazardous Waste
(tonnes/million units of output)



0.69
0.66
0.45
0.53
0.34
0.37
0.38
0.22
0.20
1995
1996
1997
1998
1999
2000
2001
2002
2003

Solvent Use
(litres/million units of output)



220.4
141.8
131.5
103.0
110.5
106.9
81.3
76.1
99.5
1995
1996
1997
1998
1999
2000
2001
2002
2003

Individual operating companies provide support to community and charitable activities in the form of one-off and longer-term cash donations, by provision of materials and facilities and by contributing employee time. Some examples follow:

In South Africa, EMI now supports Cotlands, a charity that provides care for abused, abandoned or terminally ill children with the objective of creating self-sufficiency for children and families living with HIV and Aids. In the run up to World Aids Day, EMI arranged for local pop group 101 to meet the Cotlands children, and made a generous donation to the charity. EMI staff will now forge closer links by providing commercial input and linking with other EMI-signed artists who want to get involved.

In the US, EMI's Capitol Records continued its long-standing support of the California Institute of Arts (CalArts) by providing studio time at Capitol Tower for a selected number of students (usually 10 groups a year) to record and mix a CD, and then manufacturing copies for distribution to the music press, college radio stations, educational conferences and other audiences. Some 500 young musicians, composers and graphic designers from CalArts have had their best work documented and distributed as a result of this annual project, and there is now a long list of talented CalArts graduates who have gone on to successful careers in music, working with artists including Macy Gray, The Wallflowers and Smashing Pumpkins.

The UK's BRIT School (British Record Industry Trust) for Performing Arts and Technology is the only school in Britain dedicated to education and vocational training for the performing arts, media, art and design, and the technologies that make performance possible. It was established in 1992 with initial funding from the UK music industry. EMI Recorded Music in the UK offers very practical help in addition to its continuing financial support of the school: each year staff from EMI make a presentation to one of the BRIT School student groups and set a project for the students to undertake – generally these relate to developing business and marketing plans for a hypothetical band.

Environment

A highlight of the year in our environmental management programme was the introduction of renewable energy to more of our premises. In the UK, we have now moved to 100% renewables for electricity supply throughout our operations, and the manufacturing and distribution facility at Uden in the Netherlands also switched to renewables this year. CD manufacturing is energy intensive compared to the rest of our operations, and this should, therefore, produce a significant reduction in our worldwide carbon dioxide (CO_2) emissions and a consequent reduction in our global warming impact. Our CO_2 emissions this year dropped by 7.9% in absolute terms, although with the 11% fall in revenue they rose by 3.6% when related to turnover.

We have been tracking our solvent use since 1995, and have made steady progress in its reduction through both process changes and the use of replacement solutions. Solvents are volatile organic compounds; as such, they can both pollute the factory environment and, in quantity, contribute to photo-chemical smog.

'The manufacturing and distribution facility at Uden in the Netherlands also switched to renewable energy this year.'

Polycarbonate Scrap
(tonnes/million units of CD output)



2.9
2.61
2.2
2.18
2.24
2.2
1.97
1.83
1.86
1995
1996
1997
1998
1999
2000
2001
2002
2003

This year, our plant in Uden discovered a calculation error in prior years that had led to under-reporting. This has now been corrected, and it accounts for almost all of the increase in reported solvent consumption this year (14.7% in absolute terms and 29.1% per unit produced). Our target is to resume our reduction in solvent use from this new base.

We generate very small amounts of hazardous waste which we continue to try to minimise. This year showed a drop of a further 11% per unit produced. In CD production, our levels of non-hazardous polycarbonate scrap rose by 1.6% per unit produced. The increase is almost wholly the result of the closure in 2002 of our UK plant, which had a very low scrap rate. Most individual plants achieved reductions.

Our US manufacturing facility in Jacksonville, Illinois, has successfully completed its first-round audit for certification to the ISO 14001 environmental management system and is on track for complete certification by the end of June 2003.

With this in place, 93% of our CD output will come from certified plants (up from 60% in the year ended 31 March 2003).

We continued our participation in 'Digital Europe', a pan-European study on the environmental and social effects of e-business supported by the European Commission and managed by the UK's Forum for the Future. Our environmental case study, carried out by German research partner the Wuppertal Institute, was the first attempt to quantify the impact of a shift from the traditional business model of manufacturing and distributing a physical CD to using direct digital distribution of the music. The initial findings are interesting, and show that, with so many variables involved (eg the time to download a music file), consumer behaviour will play a large part in realising the potential environmental benefits of digital distribution. If a consumer downloads and plays music digitally (but does not burn a hard copy onto a blank CD) then, in the best case, less than half the resources are used compared to traditional physical production. If CDs are burned at home, this saving could be reduced, reversed or, in some cases, enhanced, depending on how efficiently the CD-Rs are used for music storage.

We feel this has been a year of good progress in terms of EMI's contribution to society, and we will be building on this in future.



Rolling Stones



Utada Hikaru

Board of Directors

Executive Directors

Eric Nicoli (52)
Chairman

Eric Nicoli was appointed to the Board in 1993 as a Non-executive Director, becoming executive Chairman in July 1999. Until 30 April 1999, he was Group Chief Executive of United Biscuits (Holdings) plc (UB), which he joined from Rowntree Mackintosh in 1980. He was appointed to the UB Board in 1989 as Chief Executive, European Operations and became Chief Executive of UB in 1991.

Mr Nicoli is non-executive Chairman of HMV Group plc and The Tussauds Group Ltd, Chairman of The PerCent Club and The EMI Group Archive Trust, a Deputy Chairman of Business in the Community and a Director of Caldicott Trust Ltd, Charity Projects and Comic Relief Ltd.

Alain Levy (56)
Chairman and Chief Executive Officer
EMI Recorded Music

Alain Levy joined EMI and was appointed to the Board on 15 October 2001.

Mr Levy joined CBS International (now Sony Music) in 1972 and, after 12 years, moved to PolyGram, where he became President and CEO in 1991. In both companies he held various posts involving manufacturing, logistics, marketing and management. Mr Levy remained with PolyGram until it was sold to Seagram in 1998.

Mr Levy is a Director of David Linley & Co. Ltd and Ilchester Investments Ltd. He also sits on the advisory board of Schroders Ventures in the US and on the European advisory board of Wharton Business School.

Martin Bandier (61)
Chairman and Chief Executive Officer
EMI Music Publishing

Martin Bandier was appointed to the Board in April 1998. He joined EMI Music Publishing as its Vice Chairman in 1989 upon the acquisition of SBK Entertainment World Inc. (SBK), in which he was a founding partner. He was appointed CEO of EMI Music Publishing in 1991 becoming, in addition, Chairman in 1998.

Mr Bandier entered the music publishing business in 1975 as a founding partner of the Entertainment Music Company and the Entertainment Television Company and, together with his partners, created SBK in 1986.

Mr Bandier is a Director of the National Music Publishers' Association, the BMI Foundation, the Songwriters' Hall of Fame, the Rock and Roll Hall of Fame and the Syracuse University Board of Trustees. He is also a member of the Friars Foundation and the National Academy of Recording Arts and Sciences.

Roger Faxon (54)
Chief Financial Officer (CFO)

Roger Faxon was appointed CFO and joined the EMI Board on 5 February 2002. He joined EMI in 1994, initially as Senior Vice President, Business Development & Strategy, EMI Music and, from April 1999, as Executive Vice President and Chief Financial Officer, EMI Music Publishing.

Prior to 1994, Mr Faxon held finance, operations and general management positions. These posts included five years with Sotheby's, latterly as Managing Director, Sotheby's Europe and, previously, Chief Operating Officer, Sotheby's North and South America. This followed 10 years in the motion picture industry with LUCASFILM Ltd, The Mount Company and, finally, Columbia Pictures Entertainment. Earlier, Mr Faxon spent six years on the staff of the US Congress.

Non-executive Directors

Sir Dominic Cadbury (63)
Deputy Chairman and Senior Independent Non-executive Director

Sir Dominic joined the Board in 1998, becoming Deputy Chairman and Senior Independent Non-executive Director in July 1999. He is Chairman of the Remuneration and Nomination Committees.

Sir Dominic retired as Chairman of Cadbury Schweppes plc on 12 May 2000 after seven years in that post, having joined the company in 1964 after graduation from Stanford University. He joined the Board of Cadbury Schweppes in 1974 as Managing Director of its Foods Division and subsequently held a number of Board positions.

Sir Dominic is Chairman of The Economist Group and The Wellcome Trust. He is also a Director of the Teaching Awards Trust, Transense Technologies plc, Misys plc and The Thirty Club of London Ltd, and was installed as Chancellor of Birmingham University on 3 December 2002.

Dr Harald Einsmann (69)
Harald Einsmann joined the Board in 1992. He retired as Executive Vice President and a member of Procter & Gamble's Main Board and Executive Committee in 1999.

Dr Einsmann is a Director of Tesco plc, British American Tobacco plc and European Mediaxchange Ltd. He is also a member of the Board of Stora-Enso OY of Finland and he is the Executive Chairman of Findus A.B. of Sweden; both companies are members of the Swedish Wallenberg Group.

Peter Georgescu (64)
Peter Georgescu joined the Board on 1 September 2002.

Mr Georgescu is Chairman Emeritus of Young & Rubicam Inc., a network of commercial communications companies, having served as the company's Chairman and CEO from 1994 until January 2000. His career spans 38 years, with top management experience both in the US and Europe. Mr Georgescu emigrated to the US from Romania in 1954. He was educated at Exeter Academy, received his BA with cum laude honours from Princeton and has an MBA from the Stanford Business School.

Mr Georgescu is a Director of Levi Strauss & Co., International Flavors & Fragrances Inc. and Toys "R" Us, Inc. He is also Vice Chairman of the Directors of New York Presbyterian Hospital, serves on the Board of Directors of the New York Philharmonic and WNET/Channel 13, and is a member of the Council on Foreign Relations.

David Londoner (66)
David Londoner joined the Board on 13 May 2003.

Mr Londoner is the General Partner of The North River Company, L.P., a family investment partnership. He has been in the securities business his entire professional life and spent most of his career at Schroder & Co. Inc., joining a predecessor firm, Wertheim & Co., in 1972 and leaving when it was sold in 2000.

Mr Londoner is a director of Meredith Corp. and the New York Futures Exchange. He is also a Trustee of the American Museum of the Moving Image.

Kathleen O'Donovan (46)
Kathleen O'Donovan joined the Board in 1997 and has chaired the Audit Committee since 1999.

Ms O'Donovan was, until December 2002, Finance Director of Invensys plc, the global engineering services company formed by the combination of BTR and Siebe in 1999.

She is also a member of the Court of the Bank of England, and a Director of Prudential plc and Great Portland Estates PLC.

Board Committees

Audit Committee
Chaired by Kathleen O'Donovan

Membership: All Non-executive Directors

The Chief Financial Officer, the Vice President, Internal Audit, and representatives of the Company's external auditor attend meetings by invitation.

Remuneration Committee
Chaired by the Deputy Chairman

Membership: All Non-executive Directors

The Chairman and the Group's Human Resources Director normally attend meetings by invitation.

Nomination Committee
Chaired by the Deputy Chairman

Membership: All Non-executive Directors and the Chairman

Executive Committee
Chaired by the Chairman

Membership: All Executive Directors

Senior Company executives attend.

Finance Committee
Usually chaired by the Chairman

Membership: The Chairman and the Chief Financial Officer

The Senior Vice President, Tax and Treasury, may be invited to attend meetings.

Capex Committee
Chaired by the senior Director present

Membership: The Chairman and the Chief Financial Officer

Other Directors, senior Company executives and external advisers may be invited to attend meetings.

Directors' Report

for the year ended 31 March 2003

The Chairman's Statement, the Operating Reviews and the Financial Review in this Annual Report together contain details of the principal operations of the Group and their results during the year as well as likely future developments.

Dividends

An interim dividend of 2.0p per Ordinary Share was paid on 4 April 2003. The Board is recommending a final dividend of 6.0p per Ordinary Share, making a total of 8.0p (2002: 8.0p). The final dividend will be paid on Friday, 3 October 2003 to Ordinary Shareholders on the register as at the close of business on Friday, 5 September 2003, with the shares going ex-dividend on Wednesday, 3 September 2003.

Substantial shareholders

As at 15 May 2003 the Company had been notified of the following interests of 3% or more in its Ordinary Shares:

	No. of shares	% of capital held
Insight Investment Management Ltd/HBOS plc	46,029,466	5.83
The Capital Group Companies, Inc.	43,297,160	5.49
Schroder Investment Management Ltd	39,868,983	5.06
Aviva plc/Morley Fund Management Ltd	36,849,034	4.67
Merrill Lynch & Co, Inc. including Merrill Lynch Investment Managers Ltd	32,170,777	4.08
AXA S.A. and its subsidiaries	30,937,991	3.92
Legal & General Investment Management Ltd	28,464,577	3.61
Prudential plc group of companies	26,393,211	3.35

Share capital

Changes in the Company's share capital during the year are set out in Note 25 on pages 82 and 83.

Employment policies

Information on the Group's employment policies is given on pages 31 and 32.

Supplier payment policy

The Company negotiates payment terms with its suppliers on an individual basis, with the normal spread being payment at the end of the month following delivery plus 30 or 60 days. It is the Company's policy to settle the terms of payment when agreeing the terms of each transaction, to ensure that the suppliers are made aware of the terms, and to abide by them. The number of days' purchases outstanding at 31 March 2003 is calculated at 53 days (2002: 25 days).

Charitable and political contributions

Charitable, sponsorship and fundraising activities carried out during the year within the Group contributed £1.5m (2002: £1.7m) to charitable organisations and communities around the world. These included UK charitable donations amounting to £0.4m (2002: £0.1m). No UK political contributions were made (2002: £nil).

Research and development ('R&D')

During the year, Group expenditure on R&D totalled £0.1m (2002: £0.2m).

Directors

The present Directors of the Company are named on pages 37 and 38. All served as Directors throughout the year, other than Mr P A Georgescu and Mr D J Londoner, who were appointed on 1 September 2002 and 13 May 2003, respectively.

Mr M Jackson resigned as a Director on 7 May 2002, following the completion of the acquisition of USA Networks' US entertainment division by Vivendi Universal, and Mr H R Jenkins retired as a Director on 19 July 2002 at the conclusion of the 2002 Annual General Meeting.

Mr E L Nicoli retires by rotation at the Annual General Meeting ('AGM') pursuant to Article 112(A) and, being eligible, offers himself for re-election.

Mr Georgescu and Mr Londoner retire at the AGM pursuant to Article 112(B) and, being eligible, offer themselves for election.

No Director had a material interest in any contract of significance subsisting at the end of or during the year involving any Group company, other than by virtue of having a service contract, and as set out in Note 32(iii) on page 88. In July 2002, Mr K M Berry, a former Director, exercised his option to purchase, at fair market value, the house in Los Angeles that was provided to him rent-free by the Group.

Details of Directors' interests in the shares of the Company are set out in the Remuneration Report on pages 51 to 53.

Auditor

Resolutions to reappoint Ernst & Young LLP as the Company's auditor and authorising the Directors to determine its remuneration will be put to the forthcoming AGM.

Annual General Meeting

The 2003 AGM of the Company will be held at 2.30pm on Wednesday, 9 July 2003 at the Sainsbury Wing of the National Gallery, Trafalgar Square, London WC2N 5DN. The Notice of the AGM accompanies this Annual Report. In addition to the ordinary business of the meeting, resolutions will be put to shareholders to give authority to the Directors to allot shares, to disapply pre-emption rights, to purchase the Company's own shares and to approve the new Executive Share Incentive Plan. Further explanations of these matters are provided in the letter to shareholders that accompanies the Notice.

Electronic Proxy Appointment ('EPA')

EPA is being made available again at this year's AGM. CREST members may also use the CREST electronic proxy appointment service. Further information regarding EPA is set out in the notes in the Notice of AGM and on the Proxy Form.

By Order of the Board
C P Ashcroft
Secretary
19 May 2003

Corporate Governance

EMI is committed to high standards of corporate governance. The Board considers that the Company has complied throughout the year with the Code Provisions set out in Section 1 of the Combined Code issued by the Committee on Corporate Governance, apart from those relating to the length of Directors' service contracts, which are discussed in the *Remuneration Report on pages* 47 *and* 48.

Ernst & Young LLP has reviewed the Company's statement as to its compliance with the Combined Code, in so far as it relates to those parts of the Combined Code which the UK Listing Authority specifies for its review, and its report is set out on page 57.

The remainder of this section provides an explanation of how EMI applies the principles of good governance that are set out in the Combined Code.

The Board

The Board of EMI currently comprises four Executive Directors and five Non-executive Directors. All of the Non-executive Directors are considered to be independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. The Board considers that this includes Dr Harald Einsmann who has been a Non-executive Director since 1992. As reflected in their biographies, which appear on pages 37 and 38, the Directors have a wide and balanced range of experience in multinational and consumer-orientated businesses.

Eric Nicoli is executive Chairman of the Company, which incorporates the role of chief executive officer. Day-to-day executive responsibility for the running of the Company's two main businesses lies with Alain Levy, as Chairman and Chief Executive Officer, EMI Recorded Music, and Martin Bandier, as Chairman and Chief Executive Officer, EMI Music Publishing, who each report to Eric Nicoli.

In recent years, and as explained in previous Annual Reports, the Board has concluded that EMI has been best served by the CEOs of the Recorded Music and Music Publishing businesses reporting to an executive chairman who complements their music industry skills. The Board has further concluded that the interposition of another senior executive over the business CEOs would lead to unnecessary duplication and diffusion of responsibility.

The Board considers that, for the present, the structure outlined above is the most effective for EMI and is in the best interests of both the Company and its shareholders. Furthermore, the Board considers that the nature and level of matters reserved for decision, either to the Board as a whole or to standing committees of the Board, appropriately limit the authority of the Chairman and reflect the combination of the posts of chairman and chief executive officer in one person.

It is the Board's policy that, so long as the Chairman is also the chief executive officer of the Company, the independent Non-executive Directors should comprise a numerical majority of the Board and that the senior independent Non-executive Director should also be either sole or joint Deputy Chairman. Between 7 May and 19 July 2002 and from 1 September 2002 to 13 May 2003, there have been four Non-executive Directors; for the short period from 19 July to 1 September 2002, there were three such Directors. The number of Non-executive Directors increased to five on 13 May 2003. Sir Dominic Cadbury is the senior independent Non-executive Director.

The Board as a whole considers the appointment of Directors and executive appointments within the Board, based on recommendations from the Nomination Committee. The Articles of Association include a requirement that all Directors should submit themselves for re-election by the shareholders at least once every three years.

The Board meets at least seven times each year, with additional meetings or contact between meetings as necessary. The programme for each year is approved by the Board. Currently, the programme includes reviews of strategy together with the operations and results of the two main business units, as well as the approval of annual budgets. Actual results for the Group and individual business units are reported to all Directors each month. At least once each year the Board meets at the premises of one of the Group's business operations, to allow for presentations by, and more detailed discussions with, local management.

These procedures, together with other regular and ad hoc reports, are intended to ensure that the Board is supplied in a timely manner with information that is appropriate to the discharge of its duties.

The Board has delegated certain matters to standing committees, details of which are set out below. However, to ensure its overall control of the Company's affairs, the Board has reserved certain matters to itself for decision. These include the Group's strategic plans and annual operating budgets, significant acquisitions or disposals of companies, businesses or assets, and significant contractual commitments or items of expenditure, together with policies relating to the Group's treasury function, pensions, major litigation, employee share schemes, and environmental and ethical issues.

All Directors have access to the services and advice of the Company Secretary. There are also procedures for Directors, in appropriate circumstances, to obtain independent professional advice at the cost of the Company.

The Executive Directors are permitted to take external appointments as non-executive directors but, usually only one such appointment may be of another publicly quoted company. They may retain the remuneration from such appointments. All appointments must be approved by the Board to ensure that they do not give rise to conflicts of interest.

Board committees

The principal committees of the Board are the Audit, Remuneration, Nomination and Executive Committees. Reflecting the important role played by the independent Non-executive Directors in ensuring high standards of corporate governance, the Audit and Remuneration Committees comprise all the Non-executive Directors. Each committee has written terms of reference and levels of authority and, except in the case of the Remuneration Committee, minutes of meetings are circulated to all Directors.

Corporate Governance
continued

The role of the Remuneration Committee, which is chaired by Sir Dominic Cadbury, is described on page 44. It meets at least three times each year. The main responsibilities and procedures of the other three principal Committees are as follows:

Audit Committee – chaired by Kathleen O'Donovan and comprising all the Non-executive Directors – makes recommendations to the Board regarding the appointment of the external auditor. Each year the Audit Committee reviews the independence and objectivity of the external auditor with a view to confirming that, in its opinion, the maintenance of objectivity on the one hand and value for money on the other have been kept appropriately in balance. In this context, the Committee currently considers that it is appropriate for the external auditor to provide to the Group tax compliance and other accounting services, including those in connection with supporting and reporting on financial representations in public documentation. The provision of these and other financial services continues to be assessed by the Committee on a case-by-case basis.

The Committee reviews the half-year and annual financial statements, with particular reference to accounting policies and practices, and the scope and results of the audit. It also reviews the Group's system of internal control including the risk assessment and audit plan of the Internal Audit Department and other control procedures. The Committee meets three times each year and its meetings are normally attended by the Chief Financial Officer, the external auditor and the Vice President, Internal Audit. At least once each year the Committee meets with the external auditor without the presence of Executive Directors or other management.

Nomination Committee – chaired by Sir Dominic Cadbury and comprising all the Non-executive Directors and the Chairman – makes recommendations to the Board on the appointment of Directors and the reappointment of Non-executive Directors on the expiry of their three-year term of appointment. The Committee meets when required.

Executive Committee – chaired by the Chairman and comprising the chief executive officers of the Company's two main businesses, together with the Chief Financial Officer – responsible for the approval of acquisitions, divestments, capital expenditure and contractual commitments below the level that the Board has reserved to itself for decision, and for certain operational, administrative and other routine matters. The Committee also regularly reviews and reports to the Board on the performance of the Group's businesses. The Committee meets at least ten times each year and senior Group executives regularly attend meetings.

Directors' remuneration
The Remuneration Report on pages 44 to 54 gives information about the Directors' remuneration.

Directors' responsibilities
UK company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and Group as well as the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and,
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors confirm that they have complied with these requirements in preparing the financial statements on pages 58 to 89.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going concern
The Directors believe, after making inquiries that they consider to be appropriate, that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Internal control
The Board is responsible for the Group's systems of internal control and for reviewing their effectiveness. These can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The full Board meets regularly throughout the year and the matters specifically reserved for its approval ensure that the Directors maintain control over significant strategic, financial and compliance matters.

The Group has an established organisational structure with clearly defined lines of responsibility and reporting. The Board has devolved to executive management responsibility for implementing and maintaining the Group's system of internal control. Each business unit operates in accordance with policies and procedures applicable to all of the Group's units.

The Group operates comprehensive annual planning, financial reporting and forecasting processes. The Board formally approves strategic plans and annual budgets. The Group's performance is monitored against budget on a monthly basis and all significant variances are investigated. There are defined authorisation procedures in respect of certain matters, including capital expenditure, investments, the granting of guarantees and the use of financial instruments. The Board also receives, twice yearly, a review of all material litigation undertaken by or against the Group's companies and considers the associated risks.

The strength of an internal control system is dependent on the quality and integrity of management and staff: those at senior levels are informed about their responsibilities as to the maintenance of sound systems of internal control. A routine Group-wide process, which requires key executives and managers to certify their compliance with the Group's policies and procedures, reinforces this integrity.

The internal audit function operates as one Group-wide department which monitors and supports the internal control system and reports both to the Audit Committee and the Group's senior management. The responsibilities of the internal audit function include recommending improvements in the control environment and ensuring compliance with the Group's procedures and policies. The Audit Committee reviews the risk assessment and audit plan prepared by the Internal Audit Department.

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been in place for the year under review and up to the date of this Report. This process is regularly reviewed by the Board and accords with the requirements of Internal Control: Guidance for Directors on the Combined Code.

During the year to 31 March 2003, significant potential risks facing the Group have been assessed and graded in a process involving line and functional management throughout the Group and internal audit. The controls in place to manage or mitigate each risk were reviewed for adequacy, and the processes to monitor and inform the Board about control performance were confirmed. This assessment, which is reviewed by the Audit Committee, is repeated annually. The risk and control assessment is also shared with senior management throughout the Group. During the review of controls, particular attention was paid to those in place to manage or mitigate any potential risks associated with major artist investments.

The Board is aware of the disclosure guidelines on social responsibility issued by the Association of British Insurers and has approved a social responsibility policy for the Group, covering environmental, employment, community and human rights issues as well as product values and supplier relationships. This provides an integrated top-level policy over more detailed policies and codes covering the individual areas.

Existing risk assessment procedures cover social, ethical and environmental issues. Additionally, the Group has begun a comprehensive review of its risk management programme that will include a review of the way in which it assesses and monitors significant social, ethical and environmental issues. A Social Responsibility Report (formerly the Environment and Community Report) is published annually.

The Audit Committee receives additional assurance on the operation of internal control systems around the Group, primarily from Internal Audit, which presents the conclusions of its reviews twice a year. The external auditor also takes internal financial control into consideration as part of its audit. In addition, incidences of control failure and the internal control implications of significant business issues are recorded in a central register, from which a summary report is prepared for the Audit Committee. Appropriate actions are taken to rectify any control failures. Any significant new issues and material changes to the risk environment are reported at each Board meeting.

The processes by which the Board receives assurance on the effectiveness of the control systems did not apply during the year to HMV Group plc, in which the Group ceased to have a minority investment on 22 November 2002. Potential risks to EMI were mitigated during that period through its representation on the Board of HMV Group and rights under shareholders' agreements.

Investor relations

The Group is committed to regular and open dialogue with investors. The Executive Directors hold discussions with institutional shareholders and analysts and, in addition, there are general presentations after the announcement of the half-year and annual results. Individual shareholders have the opportunity to question the Chairman and other Directors at the AGM and can meet them informally after the AGM. Results announcements and other press releases are made available on the Group's website as soon as possible after their publication.

Remuneration Report

for the year ended 31 March 2003

Remuneration Committee

The Board has delegated to the Remuneration Committee the approval of the remuneration and employment terms of the Executive Directors and certain other senior executives.

The Committee comprises the Non-executive Directors, all of whom are considered to be independent, and its membership during the year was as follows:

Committee Chairman
Sir Dominic Cadbury - *Non-executive Deputy Chairman and Senior Independent Non-executive Director*

Committee Members
Harald Einsmann - *Non-executive Director*
Peter Georgescu - *Non-executive Director* (since his appointment on 1 September 2002)
Michael Jackson - *Non-executive Director* (until his resignation on 7 May 2002)
Hugh Jenkins - *Non-executive Director* (until his retirement on 19 July 2002)
Kathleen O'Donovan - *Non-executive Director*

In addition, David Londoner joined the Committee on 13 May 2003 following his appointment as a Non-executive Director on that day.

Terms of reference
The key terms of reference of the Committee are as follows:

- To review in detail and approve all aspects of the terms and conditions of employment of each Executive Director of the Group, together with their pension rights and the amount and basis of any compensation payable.
- To review and approve the base salaries of the most senior direct-line reports to the Executive Directors, together with their remuneration packages, their pension rights and the amount and basis of any compensation payable.
- To approve the operation of any share plans (whether executive or all-employee) including the exercise, on behalf of the Board, of any authority delegated to the Board under the rules of those plans.
- To review periodically and supervise, on behalf of the Board, compliance by the Group with the Combined Code published by the Committee on Corporate Governance (June 1998), and any other applicable code of practice, listing rule or other regulatory or best-practice requirement relating to remuneration.

Attendance at meetings and advisers
During the year, the Committee appointed New Bridge Street Consultants to become its adviser. This firm has provided material advice to the Committee to assist it in developing and monitoring policies for remunerating senior employees throughout the Group, as well as the new long-term incentive plan for which shareholders' approval is being sought at the 2003 AGM. New Bridge Street Consultants has not, during the year, provided any other services to the Group.

The Committee schedules three meetings during each year but also holds additional meetings as and when material issues arise for discussion. During the last financial year, the Committee met on six occasions.

No non-Committee members are entitled to attend meetings of the Committee as of right although the Executive Chairman (the 'Chairman'), the Group Human Resources Director and the Company Secretary and Group General Counsel (in his capacity as Committee Secretary) are generally invited to attend to assist and advise the Committee on matters under consideration. Other executives may be invited to attend in respect of specific issues where their guidance may be of assistance to the Committee. In this regard, the Chairman and Chief Executive Officer of both EMI Recorded Music and EMI Music Publishing (respectively the 'CEO Recorded Music' and the 'CEO Music Publishing') have attended meetings and have provided material assistance and advice with respect to their respective divisions, while the Chief Financial Officer (the 'CFO') has attended to assist with financial issues. None of these attendees participates in any discussion relating to his or her own remuneration.

In monitoring the level and mix of remuneration packages, the Committee has access to a number of music and general industry remuneration surveys, covering both local and international data. The Committee takes into account factors such as the nature, size, complexity and international profile of the surveyed companies relative to EMI; it also seeks such specific advice from the external consultants as it considers appropriate.

Policy statement on Directors' remuneration

Background
The Committee recognises that, as a major UK-listed company, EMI should comply with the highest standards of corporate governance and, wherever it is appropriate to do so having regard to the wider interests of shareholders, UK remuneration best practices. Accordingly, the Committee periodically reviews EMI's remuneration practices against such standards and practices while recognising that the achievement of success in the highly competitive worldwide music market depends critically upon EMI's ability to compete for the management talent necessary to secure, develop and promote recording artists, composers and songwriters. EMI's remuneration policies, therefore, will continue to reflect the need to attract, retain and motivate top-calibre international management in the context of remuneration levels and practices in the international music and entertainment industry, many of which are set in the US, the indigenous repertoire of which, in the year ended 31 March 2003, amounted to 48% of worldwide record sales. In this regard, it should be noted that only 11% of EMI's senior executives are employed in the UK.

The Group's remuneration policies also recognise that the Music Publishing and Recorded Music businesses operate in distinct marketplaces. The level and form of remuneration will continue to be tailored to the different marketplaces in which the Group competes and to recognise the overall importance of creative talent to the success of the Group.

The remuneration packages of the Executive Directors have been designed to help them attain, and encourage them to retain, long-term interests in EMI's shares, and thereby align their interests with those of shareholders. Performance-related elements, in the form of annual bonuses and share-based long-term incentives, represent a significant proportion of remuneration, typically providing at least 50% of the total annual remuneration opportunity for the achievement of stretching performance targets.

Base salary
EMI believes pay should be closely linked to performance. Base salary levels are determined by the Committee having regard to the experience and performance of the individual executive, the performance of the Group as a whole over the preceding year, data regarding external salary levels for comparable positions and internal relativities. The Committee seeks to ensure that base salaries are generally set no higher than the median for the music industry.

Recognising the requirements of good corporate governance and a desire to constrain fixed costs to the advantage of all shareholders, base salaries for certain operating executives, most notably for the CEO Recorded Music, have been kept significantly below industry market levels. In these instances, in order to deliver competitive overall levels of pay, the balance of the overall remuneration is weighted more significantly towards long-term incentives than is the case with EMI's major competitors.

The base salaries for the Executive Directors for the financial year were as follows:

E L Nicoli	£680,000 pa
M N Bandier	US$3,092,266 pa
A M J I Levy	£680,000 pa
R C Faxon	US$766,025 pa

Salaries are reviewed annually with any increases generally taking effect on 1 July.

Annual bonus
Annual bonus opportunities are in line with general industry practice.

The Chairman's and the CFO's annual bonus opportunity at target and maximum performance is 50% and 100%, respectively, of base salary. The CEO Music Publishing's annual bonus opportunity at target and maximum performance is 50% and 80%, respectively, of base salary. The CEO Recorded Music is entitled, under his service agreement, to a maximum annual cash bonus of up to 200% of base salary, based on achieving stretching pre-set operating profit margins for EMI Recorded Music.

These bonus opportunities are paid in cash following the approval of the accounts for the relevant year. Executive Directors no longer have the opportunity to defer receipt of their bonuses for a period in return for a matching share award.

Performance criteria are tailored to individual positions and, subject to an overriding discretion of the Committee to ensure that bonuses are appropriate in all the circumstances, are determined as follows:

- For the Chairman and the CFO, bonuses are linked to the attainment of pre-set financial targets for the Group. This indicative amount can then be adjusted (up or down, but subject to the maximum of 100%) by up to a third, if the Committee believes circumstances so warrant.
- The annual bonus for the CEO Music Publishing is based on pre-set targets relating to the division's economic profit (ie taking into account the value of the investment in the business) from year to year, reflecting Music Publishing's objective to achieve sustained profit growth while providing an adequate return on invested assets.
- The annual bonus for the CEO Recorded Music is based on the division achieving stretching operating margin targets. Given the current uncertainty within the worldwide recorded music market, the Committee believes that it is important to control the cost structure of the Recorded Music business to ensure that costs can be supported by the repertoire as it develops. It therefore considers that operating margin should be the primary focus for the present. In addition, as can be seen from pages 48 and 53, the CEO Recorded Music has received option grants which provide a sufficient incentive for him to grow the business in the interests of all shareholders rather than simply maximising margin through cost savings alone.

The Committee's policy is not to pay transaction-related bonuses.

Details of the bonuses achieved during the year by individual Executive Directors are set out on page 50.

Long-term incentive arrangements
Of the Executive Directors, the Chairman and the CFO will participate in the new Executive Share Incentive Plan ('ESIP') for which shareholder approval is being sought at this year's AGM. Under the terms of the proposed ESIP, regular annual awards of both share options and performance shares will be made, with awards vesting after a fixed three-year period subject to the achievement of demanding pre-vesting performance conditions.

The Committee has determined that, for the first award to be made under the ESIP in 2003, options over shares worth up to two times base salary may be awarded, together with an award of performance shares worth up to one times base salary. These levels will only be exceeded, if necessary, in recruitment cases but in no case will they exceed eight times salary for options and four times salary for performance shares. In accordance with the terms of his service contract, the CFO's annual option grant will be not less than 250,000 shares.

One third of the number of share options granted may be exercised if normalised earnings per share ('EPS') growth, over the three years following grant (with no retesting opportunities), exceeds an average of retail price index ('RPI') plus 3% pa; two thirds of the number of share options granted may be exercised if normalised EPS growth exceeds an average of RPI plus 5% pa; and all share options granted may be exercised if normalised EPS growth exceeds an average of RPI plus 7% pa. To the extent that the targets have not been fully satisfied, options will lapse.

Performance share awards will vest by reference to the Company's relative Total Shareholder Return ('TSR') performance over a fixed three-year period (with no retesting opportunities). TSR is a measure of the return to a shareholder (in terms of share price appreciation, assuming reinvestment of any dividends) over a fixed period. 25% of the shares subject to an award will vest if the Company's TSR, relative to the companies in the FTSE Mid-250 Index (excluding investment trusts), as at the date of grant, is at least at the median of that group. This will increase, on a straight-line basis, to full vesting if the Company's TSR is at least at the upper quintile (ie within the highest 20%) of that group. Both the starting and ending TSR of the Company and each company in the comparator group will be assessed using three-month average figures. In addition to satisfying the TSR performance condition, awards will only vest to the extent that the Committee considers that the Company's TSR performance is reflective of the underlying performance of the Company over the period.

The EPS and TSR targets, which were selected following extensive discussions with the Company's leading institutional shareholders and which have received the support of an overwhelming majority of those shareholders, are considered to be both demanding and stretching in light of the prevailing business climate over the medium term.

The EPS growth targets were chosen because profit growth (as measured through EPS) is currently a key objective within EMI and is considered to be the most appropriate measure of financial performance.

The FTSE Mid-250 Index was chosen as the TSR comparator group as there are no independently quoted music majors to provide a more bespoke comparator group and, therefore, it was felt appropriate to compare the performance of EMI with the constituents of the FTSE Mid-250 Index on the basis that, from an investor perspective, shareholders have the choice of investing in EMI as compared with other UK quoted companies of a similar size.

In all the circumstances, the Committee considers these two measures, taken together, to be the most appropriate method of assessing the success of EMI over the medium term and, accordingly, considers them to be appropriate performance conditions.

The EPS measure used will be fully diluted EPS adjusted to take account of exceptional items. EMI's performance against the EPS and TSR targets will be monitored by the Committee, which will assess the extent to which the targets have been achieved. The EPS calculations will be verified by the Company's external auditor while the TSR calculations will be undertaken by New Bridge Street Consultants, using data supplied by Datastream.

The CEO Music Publishing and the CEO Recorded Music have one-off long-term incentive arrangements covering, in Mr Bandier's case, the period from April 2001 to 31 March 2006 and, in Mr Levy's case, the period from October 2001 to 31 March 2006. In view of these one-off arrangements, which are described below, neither of them will participate in the ESIP for the duration of these arrangements:

- In 2001, in place of overlapping annual share awards based on three-year performance cycles, Mr Bandier was granted a one-time performance share award under the Group's Senior Executive Incentive Plan ('SEIP') of up to 1.25m shares. The performance condition for this award requires 2% pa growth in the Music Publishing division's economic profit for the entire performance period to 31 March 2006, at which level one sixth of the shares accrue, with maximum payout at 7% pa growth (with straight-line vesting between these two points). Mr Bandier was also granted a restricted share award under the SEIP of 662,500 shares. These shares will vest no earlier than 31 March 2006. The award was in lieu of additional base salary and is not, therefore, subject to performance requirements. The aim of the award was to bring Mr Bandier's basic annual remuneration into line with competitive practice in the US, where he is based, whilst aligning his interests more closely with those of the shareholders and providing him with a strong incentive to remain with the Group. No further awards of this nature are envisaged.

- On joining EMI in October 2001, Mr Levy was granted options over 10m shares at exercise prices ranging between 300p and 700p. The mid-market price of an EMI share on the date of grant was 265.26p. He was also entitled to subsequent grants of options, each over 2m shares, following the announcement of the interim results for each of the four financial years up to 31 March 2006. These levels of grant reflect the fact that his base salary and potential cash bonus are substantially lower than for equivalent positions in other major record companies, and are designed to align his interests closely with those of shareholders.

  On 19 December 2002, the remaining entitlements were consolidated into a single grant. The terms of the grant replicate those agreed on Mr Levy's joining and, therefore, the exercise prices will only be determined when the interim results for the respective years have been announced, using a five-day average share price. Similarly, the normal three-year vesting period will only commence on the date that the exercise price is determined.

  Exercise of all the options is generally conditional on the Company's adjusted diluted EPS growing by at least an average of RPI plus 2.5% pa over the period from 31 March 2002 to the 31 March following the relevant vesting date with retesting throughout the option's life.

  The Committee concluded that such grants were necessary to recruit Mr Levy, bearing in mind the significant salary sacrifice by him and, therefore, made such grants relying on the exemption in chapter 13.13A of the UK Listing Authority's Listing Rules. The Committee will not make amendments to the arrangements established for Mr Levy that are to his advantage without seeking the consent of shareholders. Consistent with the Company's general approach, no benefits under these option arrangements for Mr Levy will be pensionable.

Further details concerning these grants to Mr Bandier and Mr Levy, including those as to vesting on termination of employment or following a change of control of the Company, are set out in footnote (f) on page 52 and footnotes (f) and (g) on page 53, respectively.

Details of the share options granted to Executive Directors in previous years in accordance with the scheme(s) then applying and the performance criteria attaching to those grants are contained in the table of Directors' Share Options on page 53.

Benefits in kind
Benefits and perquisites are based on general industry practice and generally include a car or car allowance together with life assurance, retirement, disability and healthcare plans. Further details are set out on page 50.

Pension arrangements

- For UK-based Executive Directors, other than for the CFO whose pension arrangements are summarised below, the policy is to provide pension benefits through a 'final salary' arrangement with an accrual rate of 1/30th. Where possible, this is achieved through the Group's Inland Revenue approved occupational pension scheme. An unapproved scheme is utilised to provide benefits on salaries above the Inland Revenue imposed 'cap', with the level of contribution being set by reference to an actuarial assessment of the value of a 1/30th arrangement. Benefits are based on base salaries only and specifically exclude bonuses.

- For the US-based CEO Music Publishing, the Group's retirement plan contributions are made with respect to both salary and annual bonus, consistent with normal practice in the US and the Group's benefit arrangements for all US employees.

- For the mainly UK-based CFO, who is a US citizen, retirement plan contributions are made in respect of his base salary only.

Directors' service contracts

The Combined Code recommends that one-year notice periods or contract terms be set as an objective for Executive Directors. It is EMI's policy to achieve that objective, where possible.

The Committee endorses the principle of mitigation of loss on early termination of a service contract and recognises the advantage of service contracts including an explicit calculation of compensation payable upon early termination, other than for misconduct or in other circumstances justifying summary termination. The Committee's policy is that such a calculation should generally be based on base salary, annual bonus at target level and other benefits, including pension contributions, for the notice period or unexpired term of the service contract. The contract should also include an explicit obligation to mitigate and to offset earnings from alternative employment undertaken during the notice period or unexpired term of the contract against all or part of the compensation payment. However, the Committee is conscious that:

- EMI remains as the only independently owned and quoted music major in the world and has been the subject of takeover speculation for many years. To be able to compete for talent, it has, therefore, been necessary to provide an additional degree of protection for Executive Directors in certain cases.

- Fixed-term contracts of three or more years are the norm for senior executives in the global entertainment industry and such agreements often include no (or only a limited) obligation to mitigate.

- Employment contracts for music executives are often closely negotiated, with the executive represented by experienced industry attorneys.

In the light of such factors, the Committee considers that it is in the best interests of EMI and its shareholders to retain the flexibility to compete for top executive talent, where necessary, through the ability to offer contract terms in excess of one year. However, the Committee recognises that this is not consistent with UK remuneration best practices and, therefore, may agree to concede compensation payments calculated, where necessary, without mitigation in order to limit contract terms or notice periods to one year.

Chairman and CFO - Eric Nicoli and Roger Faxon

Mr Nicoli's service contract, dated 11 April 2003, is terminable by the Company on one year's notice. Mr Faxon's contract, dated as of 1 April 2003, allows EMI to terminate the contract at any time without notice with a specified severance payment calculated on the same basis as if he were entitled to one year's notice. Previously, the effective notice period for both Mr Nicoli and Mr Faxon would increase to two years following a change of control. However, recognising the views of institutional shareholders, they have agreed, for no compensation, to reduce evenly over the course of the current financial year, the notice period following a change of control, so that, as from 1 April 2004, they will both be subject to the standard one year in all circumstances.

In the case of gross misconduct or other circumstances justifying summary dismissal, the Company may terminate their service contracts without payment of compensation. Termination by the Company in other circumstances, without the required notice being given, entitles the departing executive to lump-sum compensation, calculated on:

- his then base annual salary (currently £680,000 pa in the case of Mr Nicoli and US$766,025 pa in the case of Mr Faxon); plus,

- the value of retirement benefits and either the continued enjoyment of, or the value of, benefits in kind provided to him (the accrued value of such retirement contributions and the benefits in kind would have been £387,083 in the case of Mr Nicoli and US$444,115 in the case of Mr Faxon had they been dismissed on 31 March 2003); plus,

- a sum in respect of his annual bonus opportunity, being the amount equal to his target-level annual bonus opportunity (currently 50%) multiplied by his base salary for the period from:

  - in the case of Mr Nicoli, the date of his departure to the end of the contractual notice period:

  - in the case of Mr Faxon, the commencement of the financial year in which he departed to the end of the contractual notice period.

Mr Nicoli's entitlement to such compensation is subject to both a duty to mitigate and offset for any earnings which he derives from other employment during the unworked part of the notice period for which he has been compensated.

In the light of competitive music industry practice, and in recognition of Mr Faxon's agreement, when he was promoted to CFO, to reduce his basic contract term from two years to one year, there is no obligation on him to mitigate or to offset against the compensation payment any earnings from alternative employment during the year following termination. However, the Company's obligation to continue to provide insurance benefits will cease to the extent that similar benefits are provided by another employer following termination.

CEO Recorded Music – Alain Levy
Mr Levy's service contract, which commenced on 15 October 2001, allows the Company to terminate his employment at any time without notice. If termination is for cause, no compensation is payable. If termination is without cause, or Mr Levy terminates the agreement for good reason (for example, breach by EMI), he is entitled to a severance payment calculated on the basis of one year's pay, as defined below. However, this is increased to two years' pay on termination without cause following a change of control of the Company.

The Committee considers that this provision is appropriate in view of Mr Levy's acceptance of a base salary and annual cash bonus opportunity significantly lower than equivalent positions in other major record companies and a basic contract term of one year, which is also substantially less than competitive music industry practice. The provision was an important factor in Mr Levy agreeing to join the Company, since his previous employment had been terminated following a change of control of his employer, despite his success in building that company into the world's largest music company. In approving the provision, the Committee took into account the fact that two years' compensation on termination without cause following a change of control, would be materially less than one year based on a typical music industry salary and bonus package.

Where compensation is payable in respect of Mr Levy's service contract, it is specified to be a lump sum calculated on:

- his then base annual salary (currently £680,000 pa); plus,
- the value of retirement benefits and either the value of, or the continued enjoyment of, other benefits in kind provided to him (the value of such retirement accrual and the benefits in kind would have been £335,704 had he been dismissed on 31 March 2003); plus,
- the average annual bonus earned by him over the last three financial years (or the period since he joined the Company, if less) (£340,000 in respect of the year ended 31 March 2003).

At the time of his appointment, Mr Levy accepted a basic contract term of one year, which is significantly less than competitive music industry practice, as well as a base salary and potential cash bonus at levels substantially lower than those for equivalent positions in other major record companies. In recognition of this, there is no obligation on Mr Levy to mitigate or to offset against the compensation payment any earnings from alternative employment following termination. It was considered inappropriate to seek to renegotiate this aspect of Mr Levy's contract following the issue of the latest Association of British Insurers' guidelines in this regard.

CEO Music Publishing – Martin Bandier
Mr Bandier's service contract, dated as of 1 April 2001, is with a US subsidiary of EMI and is governed by New York state law. The contract allows the employing company to terminate his employment at any time without notice. If termination is for cause, no compensation is payable. If termination is without cause, or Mr Bandier terminates the contract for good reason, he is entitled to compensation based on two years' salary and benefits. The Committee considers that these terms for Mr Bandier are appropriate in view of competitive practice in the US, where he is resident and where EMI Music Publishing is headquartered, and the fact that the service contract is intended to secure his services until age 65. Additionally, following a change of control of the Company, Mr Bandier is entitled to terminate his service contract after a one-year transitional period and to receive a compensation payment as described below. Mr Bandier's contract also provides for its automatic expiry on 31 March 2006.

Where compensation is payable in respect of termination of Mr Bandier's service contract, it is specified to be the aggregate of:

- his then base annual salary (currently US$3,092,266) for two years; plus,
- continuation for two years (or for one year if termination occurs after 1 April 2005) of medical and dental benefits and retirement plan contributions (the accrued value of such retirement contributions and medical and dental benefits for the year ended 31 March 2003 would have been US$1,578,120 if he had been terminated on that date); plus,
- an amount equal to his target-level annual bonus opportunity (currently 50% of base salary) for two years.

While, reflecting competitive music industry practice, there is no specific obligation on Mr Bandier to mitigate, the continuation of salary and bonus for 12 months after termination is subject to offset in respect of salary and bonus earned by Mr Bandier from a subsequent employer in the 12 months following termination; and the continuation of benefits is also offset to the extent of similar benefits provided by the subsequent employer.

The provisions in Mr Levy's service contract regarding change of control and in Mr Bandier's contract regarding two years' compensation on termination have been discussed with both the Association of British Insurers and the National Association of Pension Funds.

Non-executive Directors
Non-executive Directors do not participate in EMI's bonus scheme or long-term incentive plans and are not eligible for membership of any of the Group's pension plans. Their fees are payable wholly in cash.

The Non-executive Directors do not have service contracts with the Company. Each Non-executive Director is appointed for a specified term of an initial period to the next AGM after appointment and, subject to election at that Meeting, for a further period ending at the third AGM held thereafter. Subsequent re-election is subject to endorsement by the Board and the approval of shareholders. Each Non-executive Director's date of appointment as a Director and his or her most recent date of re-election at an AGM is shown below:

	Date of appointment as a Non-executive Director	Date of last re-election at AGM
Sir Dominic Cadbury	20.2.98	20.7.01
H Einsmann	18.5.92	19.7.02
P A Georgescu	1.9.02	–
D J Londoner	13.5.03	–
K A O'Donovan	21.11.97	20.7.01

Their appointments may be terminated at any time without compensation in the event that they are not re-elected by shareholders or otherwise in accordance with the Company's Articles of Association. On termination, a Non-executive Director is entitled to any accrued but unpaid Directors' fees, but not to any other compensation.

Total shareholder return performance graph

The new Directors' Remuneration Report Regulations 2002 require companies to include a graph indicating their TSR (ie share price growth assuming reinvestment of any dividends) performance over the last five years relative to a recognised equity index. In the absence of a suitable index of true comparators, the Committee has elected to show EMI's performance related to the FTSE Mid-250 Index the constituents of which comprise the comparator group for the TSR performance condition to which awards under the ESIP will be subject.

Total shareholder return
Source: Datastream



Value (£)
160
140
120
100
80
60
40
20
0
31.03.98
31.03.99
31.03.00
31.03.01
31.03.02
31.03.03
EMI Group plc
FTSE Mid-250 Index

This graph looks at the value, by the end of March 2003, of £100 invested in EMI Group plc on 31 March 1998 compared with the value of £100 invested in the FTSE Mid-250 Index. The other points plotted are the values at intervening financial year ends.

Policy on outside appointments

The Executive Directors are permitted to take external appointments as non-executive directors but usually only one such appointment may be by another publicly quoted company. They may retain the remuneration from such appointments. All appointments must be approved by the Board to ensure that they do not give rise to any scope for conflicts of interest.

Share ownership guidelines

During the year, the Committee adopted a formal policy of requiring Executive Directors to hold shares in EMI worth at least two times their respective salaries. Executive Directors are required to build up this shareholding by retaining shares with a value of at least 25% of the after-tax gain arising on the maturity of any long-term incentive awards.

Payments to former Directors during the financial year

During the year, amounts were paid to former Directors, as follows:

K M Berry
In accordance with the terms of his service agreement, Mr Berry was paid further amounts during the year in respect of salary continuation, benefits and annual bonus. The value of all these amounts was reported in the Directors' Remuneration Report for the year ended 31 March 2002.

Notwithstanding the termination of his agreement, Mr Berry had the right to continued use, for two years following the date of termination of his employment, of the house in Los Angeles provided to him rent-free by the Group. He also had the option to purchase that property and its contents for the externally appraised market value. He exercised this option on 31 July 2002, paying the Group US$6.0m which represented a profit of US$2.015m (£1.4m) over the Group's book value for the property. As a result, his right of use, the value of which was reported in the financial year ended 31 March 2002, was extinguished.

Mr Berry's remaining grants under the Group's share option schemes lapsed, without being exercised, on 14 October 2002.

A J Bates
Mr Bates ceased to be a Director on 4 February 2002 but remained as an employee of the Group until 31 May 2002.

In accordance with the terms of his service agreement and the subsequent letter of termination, Mr Bates was paid certain sums during the financial year ended 31 March 2003 and certain share awards vested. All of these sums were reported in the financial year ended 31 March 2002, other than the salary and benefits paid to Mr Bates between 1 April 2002 and 31 May 2002, which amounted to £133,221 in aggregate.

Of Mr Bates's entitlements under the Group's SEIP, a total of 290,479 shares vested as at 31 May 2002. Up to a further 118,687 shares could vest on or before 30 June 2004, if the related performance criteria are fulfilled. All of Mr Bates's remaining entitlements under the Group's share option schemes will lapse on 31 May 2003.

Remuneration Report
continued

Remuneration details

Annual remuneration[a]

	Base salary or fees £'000	Compensation for loss of employment £'000	Expenses £'000	Benefits[b] £'000	Incentive remuneration £'000	2003 Total in year £'000	2002 Total in year £'000
Executive Directors:							
E L Nicoli	**671.2**	–	–	**67.2**	**340.0**	**1,078.4**	685.5
M N Bandier[c]	**1,934.3**	–	–	**49.1**	**1,547.4**	**3,530.8**	3,726.6
A M J I Levy[d]	**680.0**	–	–	**182.5**	**340.0**	**1,202.5**	738.3
R C Faxon	**495.2**	–	–	**39.4**	**247.6**	**782.2**	103.4
Non-executive Directors:							
Sir Dominic Cadbury	**57.1**	–	–	–	–	**57.1**	53.1
H Einsmann	**34.3**	–	–	–	–	**34.3**	32.4
P A Georgescu (appointed 1.9.02)	**18.8**	–	–	–	–	**18.8**	–
K A O'Donovan	**39.5**	–	–	–	–	**39.5**	37.4
Former Executive Directors:							
K M Berry (resigned 14.10.01)	–	**45.0**[e]	–	–	–	**45.0**	7,448.1
A J Bates (resigned 4.2.02)	–	–	–	–	–	–	2,276.3
Former Non-executive Directors:							
M R Jackson (resigned 7.5.02)	**5.6**	–	–	–	–	**5.6**	32.4
H R Jenkins (retired 19.7.02)	**10.4**	–	–	–	–	**10.4**	32.4
Total 2003	**3,946.4**	**45.0**	–	**338.2**	**2,475.0**	**6,804.6**	–
Total 2002	4,905.1	7,795.3	–	447.6	2,017.9	–	15,165.9

[a] Excludes retirement contributions (see table on page 54) and the value of share awards ceasing to be contingent, as reported in the table shown below.

[b] The nature of the non-cash benefits provided to the Executive Directors is as follows:

E L Nicoli:
- provision of a Company car plus use of a Company pool car and driver;
- private healthcare; and,
- personal accident insurance.

M N Bandier:
- car allowance of US$36,000 pa; and,
- participation in the Group's US executive medical plan, life, health (hospital, major medical and dental) and accident insurance.

A M J I Levy:
- use of a Company pool car and driver;
- private healthcare; and,
- personal accident insurance.

R C Faxon:
- car allowance of US$25,000 pa;
- participation in the Group's US executive medical plan, life, health (hospital, major medical and dental) and accident insurance; and,
- health club memberships in both New York and London.

[c] Highest-paid Director.

[d] In accordance with Mr Levy's service agreement, a payment of £138,232 was made to Ilchester Investments Ltd, a company controlled by Mr Levy and his family, to reimburse the costs of its early surrender of the lease of its office premises following Mr Levy joining EMI.

[e] This sum represents an assessment of Mr Berry's rent-free use of housing in California provided by the Group until its sale during July 2002.

Remuneration from prior-year share awards ceasing to be contingent

	2003 Awards No.of shares	2003 Total value[a] £'000	2002 Awards No. of shares	2002 Total value[a] £'000
Executive Directors:				
E L Nicoli	–	–	**21,667**[b]	**78.5**
M N Bandier	**165,625**[b]	**147.8**	**87,500**[b]	**317.2**
A M J I Levy	–	–	–	–
R C Faxon	**44,436**	**39.7**	–	–
Former Executive Directors:				
K M Berry (resigned 14.10.01)	–	–	**229,912**	**784.6**
A J Bates (resigned 4.2.02)	–	–	**75,344**	**273.1**
Total	**210,061**	**187.5**	**414,423**	**1,453.4**

[a] The value is based on the share price on the date that awards ceased to be contingent.

[b] Whilst in certain circumstances these restricted share awards may lapse or be released before the vesting date, a proportion of their value is included in reported remuneration each year to match remuneration costs more accurately to the time period in which these shares are earned.

Directors' interests

Directors' interests (all beneficial) in the Company's Ordinary Shares of 14p each[ab]

	Non-contingent share awards[c]	Directly held shares	As at 31.3.03 Total shares held[e]	As at 1.4.02 or date of appointment if later Total shares held
Executive Directors:				
E L Nicoli[d]	**133,982**	**69,186**	**203,168**	138,032
M N Bandier	**–**	**379,760**	**379,760**	155,060
A M J I Levy	**–**	**775,000**	**775,000**	700,000
R C Faxon	**296,182**	**36,473**[e]	**332,655**	220,027
Non-executive Directors:				
Sir Dominic Cadbury	**–**	**50,000**	**50,000**	20,000
H Einsmann	**–**	**1,800**	**1,800**	1,800
P A Georgescu	**–**	**100,000**	**100,000**	–
K A O'Donovan	**–**	**2,000**	**2,000**	2,000

[a] The Company's Register of Directors' Interests is available for inspection in accordance with the provisions of the Companies Act 1985.

[b] No Director had any interest in either shares or debentures of any subsidiary of the Company.

[c] Non-contingent share awards shown in this column are also included as incentive awards in the table on page 52.

[d] On 23 May 2003, Mr Nicoli's interests in the Company's shares increased by 64 shares on the reinvestment of dividends and tax credits received in respect of shares held by him and his wife through EMI Corporate Personal Equity Plans.

[e] The total of directly held shares does not include the post-tax amount of an incentive share award of 19,518 shares and the related 2:3 matching award of 13,012 shares that vested during the year, as the shares could not be delivered to Mr Faxon until after the end of the close period for Directors' share dealings on 21 May 2003.

Outstanding awards under long-term incentive plans

	Date of award	As at 1.4.02 Incentive[a]	As at 1.4.02 Performance[b]	As at 1.4.02 Restricted[c]	During year Awarded	During year Matching awards	During year Vested	During year Lapsed	As at 31.3.03
Executive Directors:									
E L Nicoli	31.5.00	67,722	–	–	–	–	–	–	67,722
	22.6.00	–	124,538	–	–	–	–	(124,538)[d]	0
	31.5.01	66,260	–	–	–	–	–	–	66,260
	15.6.01	–	155,297	–	–	–	–	–	155,297
Total		**133,982**	**279,835**	**0**	**0**	**0**	**0**	**(124,538)**	**289,279**
M N Bandier	23.8.96	–	108,214	–	–	–	–	(108,214)[d]	0
	6.6.97	–	110,974	–	–	–	–	–	110,974
	28.9.01	–	1,250,000[f]	–	–	–	–	–	1,250,000
	28.9.01	–	–	662,500[f]	–	–	–	–	662,500
Total		**0**	**1,469,188**	**662,500**	**0**	**0**	**0**	**(108,214)**	**2,023,474**
A M J I Levy		–	–	–	–	–	–	–	0
Total		**0**	**0**	**0**	**0**	**0**	0	0	0
R C Faxon	23.8.96	–	24,594	–	–	–	–	(24,594)[d]	0
	6.6.97	19,518	–	–	–	13,012[e]	(32,530)	–	0
	6.6.97	–	19,518	–	–	–	–	–	19,518
	18.6.99	88,848	–	–	–	–	–	–	88,848
	31.5.00	18,888	–	–	–	–	–	–	18,888
	22.6.00	–	74,374	–	–	–	(44,436)	(29,938)[d]	0
	31.5.01	56,300	–	–	–	–	–	–	56,300
	15.6.01	–	103,803	–	–	–	–	–	103,803
	28.5.02	–	–	–	112,628[g]	–	–	–	112,628
Total		**183,554**	**222,289**	**0**	**112,628**	**13,012**	**(76,966)**	**(54,532)**	**399,985**

[a] Incentive share awards are not contingent on future performance and/or are no longer subject to forfeiture. Such awards, made under the current Senior Executive Incentive Plan, are subject to an additional 1:3 matching award if deferred for three years from the date of the award or an additional 2:3 matching award if deferred for six years from the date of the award.

[b] Shows total potential award. The total of the eventual award depends on the achievement of Group or business unit performance against profit targets set by the Remuneration Committee by the end of a performance period that terminates on 31 March in the third year after the date of the award. For awards made prior to 1998, performance is further reassessed in each of the following three years before the award lapses. The eventual award is subject to an additional 1:3 matching award if vesting is deferred for a further three years from the vesting date. In certain circumstances, for example upon a change of control of EMI, awards could be released before the normal vesting date. For Mr Nicoli, Mr Bandier and Mr Faxon, release of awards made up to 31 March 2001 is subject to a further performance requirement that EMI's Total Shareholder Return must have at least equalled the median of those companies that comprised the FTSE 100 at the start of the three-year performance cycle. Mr Nicoli has a performance share award granted on 15 June 2001 which will vest on a sliding scale against three-year compound growth in earnings of between 6.1% and 22.5%. Mr Faxon continues to participate in a performance share award granted on 15 June 2001 based on Music Publishing's performance, which requires the same rates of compound growth but related to Music Publishing's economic profit.

[c] Mr Bandier's restricted share award is not subject to performance criteria. A proportion of this award is included in remuneration each year so as to match remuneration costs more accurately to the time period in which the shares are earned. In certain circumstances, the award could lapse or be released before the vesting date, as described in footnote (f) below.

[d] Lapsed as of 31 March 2003.

[e] On vesting of the base award, a 2:3 matching award of 13,012 shares was made.

[f] Mr Bandier's outstanding share awards, which are set out in the table above, would vest, in whole or in part, if he was dismissed (other than for cause) or following a change of control of EMI. Both his performance share and restricted share awards will lapse if, prior to the vesting date of 31 March 2006, Mr Bandier resigns voluntarily or his employment agreement is terminated by EMI for cause. However, if Mr Bandier's employment is terminated without cause by EMI, he will receive the proportion of his restricted share award which he would have earned had he remained in employment for a further two years. Under these same circumstances, he would also receive a proportion of his performance share awards pro rated to the date of termination, subject to the achievement of the relevant performance criteria. In the event of a change of control of EMI, all the restricted share award would vest together with a proportion of the performance share award pro rated to the date of the change of control. Following a change of control, a pro rata proportion of his performance share award would vest together with an additional 625,000 shares up to the maximum award of 1.25m shares on the earlier of one year after the date of the change of control or the termination of his employment without cause.

[g] Mr Faxon received an incentive award of 112,628 shares on 28 May 2002 when the closing mid-market share price was 267.25p.

Directors' share options over Ordinary Shares of 14p each[a][b]

	Date granted	Earliest normal exercise date[c]	Lapse date[e]	Exercise price	As at 1.4.02 or date of appointment if later	Exercised in year	Granted in year	Lapsed in year	As at 31.3.03
Executive Directors:									
E L Nicoli	3.6.99	3.6.02	5.6.09	440.000p	60,000	–	–	–	60,000
	21.12.00	1.2.06[d]	31.7.06	442.000p	3,817	–	–	(3,817)	0
	20.6.02	1.9.07[d]	29.2.08	221.000p	–	–	7,488	–	7,488
	21.6.02	21.6.05	20.6.12	243.300p	–	–	838,471	–	838,471
Total					**63,817**	**–**	**845,959**	**(3,817)**	**905,959**
M N Bandier	25.8.95	25.8.98	24.8.05	590.315p	253,084	–	–	–	253,084
	23.8.96	23.8.99	22.8.06	734.500p	60,000	–	–	–	60,000
	6.6.97	6.6.00	5.6.07	575.000p	52,144	–	–	–	52,144
Total					**365,228**	**–**	**–**	**–**	**365,228**
A M J I Levy[g]	15.10.01	15.10.04	14.10.11	300.000p	3,000,000	–	–	–	3,000,000
	15.10.01	15.10.04	14.10.11	400.000p	3,000,000	–	–	–	3,000,000
	15.10.01	15.10.04	14.10.11	500.000p	2,000,000	–	–	–	2,000,000
	15.10.01	15.10.04	14.10.11	700.000p	2,000,000	–	–	–	2,000,000
	2.1.02	2.1.05	1.1.12	357.300p	2,000,000	–	–	–	2,000,000
	19.12.02	19.12.05	18.12.12	146.050p	–	–	2,000,000	–	2,000,000
	19.12.02[f]	19.12.06	18.12.12[f]	–	–	–	2,000,000	–	2,000,000
	19.12.02[f]	19.12.07	18.12.12[f]	–	–	–	2,000,000	–	2,000,000
	19.12.02[f]	19.12.08	18.12.12[f]	–	–	–	2,000,000	–	2,000,000
Total					**12,000,000**	**–**	**8,000,000**	**–**	**20,000,000**
R C Faxon	23.8.96	23.8.99	22.8.06	734.500p	67,500	–	–	–	67,500
	6.6.97	6.6.00	5.6.07	575.000p	50,326	–	–	–	50,326
	5.2.02	5.2.05	4.2.12	305.000p	500,000	–	–	–	500,000
	28.5.02	28.5.05	27.5.12	267.250p	–	–	250,000	–	250,000
	21.6.02	21.6.05	20.6.12	244.000p	–	–	283,000	–	283,000
Total					**617,826**	**–**	**533,000**	**–**	**1,150,826**

[a] No Directors' share options were exercised in the year. Therefore, the total gain made on the exercise of share options was £nil (2002:£nil).The closing mid-market share price on 31 March 2003 was 89.25p. The range of closing mid-market share prices during the year was 80p to 365p.

[b] All of the options were granted for nil consideration.

[c] Executive Directors' share options are normally exercisable during the period commencing no earlier than three years and ending no later than 10 years from the date granted.

[d] ShareSave options are normally exercisable for a six-month period following completion of savings to either a three-year or a five-year ShareSave contract.

[e] Share options were granted to Executive Directors in previous years in accordance with the relevant Executive Share Option Scheme rules and market practice at the time. The table above sets out information on the current Executive Directors' grants of share options. The performance criteria relating to these grants are as follows:

- For the period from 25 August 1995 to 9 December 1999, the criterion was that the Company's Total Shareholder Return ('TSR') over the relevant calculation period compared to the TSR of the companies in the FTSE 100 at 1 April prior to the date of grant is at least equal to the median of that group. TSR is the percentage growth of the share price, assuming reinvestment of any dividends paid, over the calculation period. The initial calculation period commences on 1 April immediately preceding the date of grant and ends on 31 March three years later and, thereafter, calculations are made at each quarter end for the preceding three-year period until the performance criterion is met or the option lapses.
- For the period 10 December 1999 to date, the criterion is that the increase in the Group's adjusted, fully diluted earnings per share over a three-year period following the date of grant exceeds an average of the UK Retail Prices Index plus a rate ranging between 2% and 3% pa.

The Committee chose the relevant performance criteria as they were considered to be challenging, to align Executive Directors' interests with those of shareholders and in accordance with the then existing market practice. On termination of employment in certain circumstances, for example, as a result of death, disability, sale of the relevant business unit, normal retirement, or termination without cause, and if the performance criteria are on target for achievement, a proportion of the option may become exercisable prior to normal vesting. If the performance criteria are not on target for achievement, the whole option lapses if it has not reached its normal vesting date. Upon a change of control, all options vest, or can be exchanged for an equivalent value of options in the acquiring entity, with identical terms to the original options. Similar provisions also apply to awards made under the SEIP. Details of how these provisions have been applied in individual cases and how the one-off arrangements for Mr Bandier and Mr Levy apply on termination of their employment in these circumstances are set out in footnote (f) on page 52 and in footnote (g) below, respectively.

[f] On appointment, Mr Levy was granted options over 10m shares at prices between 300p and 700p. Since appointment, Mr Levy has been granted additional options over a further 10m shares which represent his entitlement to options in respect of the five financial years up to and including, but ending on, 31 March 2006. The exercise prices for these options will only be determined when the interim results for the respective financial years have been announced, using a five-day average share price.

[g] The terms of Mr Levy's contract prescribe the impact of a cessation of employment or a change of control of EMI on the share options granted under his contract. If Mr Levy's appointment is terminated by EMI without cause or by Mr Levy with good reason (as defined in the contract) prior to 15 October 2003, the options over 8m shares priced from 300p to 500p will vest and may be exercised without regard to the performance conditions but all other such options will lapse. Should Mr Levy's appointment be terminated in such circumstances after 15 October 2003, the options over all 10m shares will vest and may be exercised without regard to the performance conditions.

If Mr Levy's appointment is terminated in the circumstances described in the preceding paragraph, the options referred to in footnote (f) for which the prices have been determined by the date of termination, as set out in the table above, will vest and may be exercised without regard to the performance conditions; all other options would lapse. The exercise of options vested under the preceding paragraph must be undertaken within 12 months of the date of termination. On a change of control of EMI, Mr Levy's options will be treated as if his employment had been terminated by EMI without cause with the result that they may be exercised without regard to performance conditions, but the exercise period will be limited to six months. A termination resulting from Mr Levy's death or disability will be treated in the same manner as a termination by the Company without cause.

Remuneration Report
continued

Pensions
The UK-based Executive Directors are executive members of the UK EMI Group Pension Fund, which provides them, on normal retirement at age 60, with a pension of 1/60th of the 'cap' (see below) for each year of membership. Members contribute 4% of the cap. On death there is a spouse's pension of two thirds of the member's pension (ignoring the impact of any exchange of pension for a lump sum on retirement), plus child allowances if applicable. An early retirement pension may be paid on leaving but the pension is reduced by 1/3% for each month that pension starts earlier than age 60. Subject to the Company's (the Committee's in the case of Executive Directors) consent, the reduction applied may be less.

Transfer values are calculated on a basis that assumes the pension would be drawn at the earliest date where no reduction would apply and with allowance for future pension increases (both before and after pension commences) to reflect the past practice of granting increases greater than those guaranteed.

Up to age 65, the whole of a pension in payment is guaranteed to increase by LPI (the lower of the previous year's increase in the Retail Prices Index and 5%). After age 65, the pension in excess of the Guaranteed Minimum Pension or 'GMP' (that part of the pension which replaces the State Earnings Related Pension) is guaranteed to increase by LPI, while that part of the GMP which built up since 6 April 1988 is guaranteed to increase by the lower of the previous year's increase in the Retail Prices Index and 3%.

The table below sets out the transfer value at 31 March 2003 of each Executive Director's accrued deferred pension at that date as well as the movement in that transfer value over the period. The transfer values are liabilities of the EMI Group Pension Fund and reflect both the age of the Executive Director and his length of service and membership of the fund.

	Age at 31.3.03 Years	Accrued pension[a] at 31.3.03 £pa	Accrued pension[a] at 1.4.02 £pa	Increase in accured pension during the year net of inflation[a] £pa	Transfer value of accrued pension[b] at 31.3.03 £	Transfer value of accrued pension[b] at 1.4.02 £	Directors' contributions during the year £	Increase in tranfer value over the year net of Directors' contributions £pa
Executive Directors:								
E L Nicoli	52	6,345	4,637	1,629	78,192	66,703	3,888	7,601
A M J I Levy	56	2,295	663	1,621	38,238	11,044	3,888	23,306

[a] The accrued pensions are the amounts which would be paid if the Director left service at the relevant date.

[b] The transfer values have been calculated in accordance with guidance note GN11 published by the Institute of Actuaries and Faculty of Actuaries.

For those joining the EMI Group Pension Fund after 31 May 1989, the 'cap' (as defined in the Finance Act 1989) limits salary for pension purposes to £99,000 from 6 April 2003 (2002: £97,200). The Company, therefore, makes contributions to a separate defined contribution plan that provides additional benefits to those affected by the cap. Executive Directors affected by the cap and the after-tax value of contributions, expressed as a percentage of base salary in excess of the cap, which the Company paid to the defined contribution plan in respect of them, were:

E L Nicoli	33.42%
A M J I Levy	30.00%

Contributions in the year to 31 March 2003

	FURBS[a] £	Tax compensation £	**Total £**
Executive Directors:			
E L Nicoli	192,000	128,000	320,000
A M J I Levy	175,380	116,920	292,300

[a] Funded unapproved retirement benefits scheme

These contributions are set at levels which, based on actuarial advice, are likely to deliver comparable benefits to the capped final salary element.

The table below sets out the contributions made to US money purchase pension arrangements in respect of the other two Executive Directors.

	Contributions by Group %	Contributions by Group US$	Contributions by Director %	Contributions by Director US$	Total US$
Executive Directors:					
M N Bandier	33.4% of pay[a]	1,782,934	6% of pay[a]	320,287	2,103,221
R C Faxon	50% of base salary	383,013	14% of base salary	107,243	490,256

[a] Consistent with US practice, pay for this purpose includes the value of annual cash bonuses.

There were no retirement benefits paid to former Directors in excess of those to which they became entitled when such benefits first became payable to such former Directors.

Compensation to former Directors not previously reported
There were no compensation payments made to former Directors that have not been previously reported.

Payments to third parties for making the Directors' services available
No payments have been made to third parties for making any Directors' services available to the Company.

As required by the Directors' Remuneration Report Regulations, only those items on pages 50 to 54 inclusive have been subject to audit.

By Order of the Board

Sir Dominic Cadbury
Deputy Chairman
16 May 2003

Enrique Iglesias



White Stripes



Auditor's Report

Independent Auditor's Report to the members of EMI Group plc
We have audited the Group's financial statements for the year ended 31 March 2003 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the related notes 1 to 34. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, unaudited part of the Directors' Remuneration Report, Chairman's Statement, Operating Reviews, Financial Review and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2003 and of the profit of the Group for the year then ended; and the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
19 May 2003

Consolidated Profit and Loss Account

for the year ended 31 March 2003

	Notes	Total £m	Joint venture HMV Group plc Discontinued £m
Turnover:			
Total (including joint venture)		2,240.9	65.5
Less: joint venture turnover		(65.5)	(65.5)
Group turnover	1	2,175.4	–
Cost of sales	2	(1,376.7)	–
Gross profit		798.7	–
Distribution costs	2	(98.7)	–
Administration expenses	2	(544.7)	–
Other operating income, net	2	31.1	–
Group operating profit (loss)	1&3	186.4	–
Share of operating profit in joint venture before exceptional items		0.4	0.4
Share of operating exceptional items in joint venture		–	–
Share of operating profit in joint venture		0.4	0.4
Share of operating profits (losses) in associated undertakings		0.1	–
Total operating profit (loss)		186.9	0.4
Non-operating exceptional items	9	209.7	–
Profit (loss) before finance charges		396.6	0.4
Finance charges:			
Group (including associated undertakings)		(76.1)	–
Joint venture before exceptional items		(1.2)	(1.2)
Joint venture – exceptional items		–	–
Joint venture		(1.2)	(1.2)
Total finance charges	6	(77.3)	(1.2)
Profit (loss) on ordinary activities before taxation		319.3	(0.8)
Taxation on profit on ordinary activities	7	(83.2)	0.3
Profit (loss) on ordinary activities after taxation		236.1	(0.5)
Minority interests (equity)		(6.4)	–
Profit (loss) attributable to members of the Holding Company		229.7	(0.5)
Dividends (equity)	8	(62.8)	
Transfer to (from) profit and loss reserve		166.9	

Year ended 31 March 2003					Year ended 31 March 2002
EMI Group (excluding HMV Group plc)		EMI Group (excluding HMV Group plc)		Joint venture HMV Group plc	Total
Exceptional items (Note 9) and amortisation Continuing £m	**Before exceptional items and amortisation Continuing £m**	Before exceptional items and amortisation £m	Exceptional items (Note 9) and amortisation £m	£m	£m
–	**2,175.4**	2,445.8	–	707.9	3,153.7
–	**–**		–	(707.9)	(707.9)
–	**2,175.4**	2,445.8	–	–	2,445.8
(45.5)	**(1,331.2)**	(1,592.7)	(133.8)	–	(1,726.5)
(45.5)	**844.2**	853.1	(133.8)	–	719.3
–	**(98.7)**	(119.9)	(7.6)	–	(127.5)
(15.8)	**(528.9)**	(577.4)	(131.5)	–	(708.9)
(6.3)	**37.4**	35.1	(19.0)	–	16.1
(67.6)	**254.0**	190.9	(291.9)	–	(101.0)
				44.6	44.6
				(10.3)	(10.3)
–	**–**		–	34.3	34.3
(0.1)	**0.2**	(1.1)	(1.8)	–	(2.9)
(67.7)	**254.2**	189.8	(293.7)	34.3	(69.6)
209.7	**–**		–	–	–
142.0	**254.2**	189.8	(293.7)	34.3	(69.6)
–	**(76.1)**	(60.4)	–	–	(60.4)
				(20.7)	(20.7)
				(2.1)	(2.1)
–	**–**	–	–	(22.8)	(22.8)
–	**(76.1)**	(60.4)	–	(22.8)	(83.2)
142.0	**178.1**	129.4	(293.7)	11.5	(152.8)
(38.4)	**(45.1)**	(38.6)	7.8	(7.4)	(38.2)
103.6	**133.0**	90.8	(285.9)	4.1	(191.0)
3.9	**(10.3)**	(15.2)	6.7	–	(8.5)
107.5	**122.7**	75.6	(279.2)	4.1	(199.5)
					(62.2)
					(261.7)

Balance Sheets
at 31 March 2003

	Notes	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Fixed assets					
Music copyrights	11	**451.2**	518.2	–	–
Goodwill	12	**56.2**	34.0	–	–
Tangible fixed assets	13	**289.4**	277.3	**25.6**	13.6
Investments: subsidiary undertakings	14	–	–	**2,152.7**	2,386.7
Investments: joint venture (HMV Group plc)	14	–	–	–	96.5
Investments: associated undertakings	14	**6.7**	7.1	**0.6**	0.6
Other fixed asset investments	14	**15.5**	22.4	**0.2**	0.2
Investments: own shares	15	**7.3**	13.1	**7.3**	13.1
		826.3	872.1	**2,186.4**	2,510.7
Current assets					
Stocks	16	**36.4**	43.0	–	–
Debtors: amounts falling due within one year	17	**816.7**	763.7	**2,141.0**	1,176.1
Debtors: amounts falling due after more than one year	17	**138.6**	133.8	**1.5**	0.6
Deferred taxation	23	**14.6**	17.1	–	–
Investments: liquid funds	18	**0.5**	0.7	–	–
Cash at bank and in hand and cash deposits	18	**100.2**	85.7	**0.6**	6.5
		1,107.0	1,044.0	**2,143.1**	1,183.2
Creditors: amounts falling due within one year					
Borrowings	18	**(38.5)**	(771.0)	–	–
Other creditors	21	**(1,365.0)**	(1,297.1)	**(124.4)**	(78.2)
		(1,403.5)	(2,068.1)	**(124.4)**	(78.2)
Net current (liabilities) assets		**(296.5)**	(1,024.1)	**2,018.7**	1,105.0
Total assets less current liabilities		**529.8**	(152.0)	**4,205.1**	3,615.7
Creditors: amounts falling due after more than one year					
Borrowings	18	**(922.0)**	(373.3)	**(322.8)**	–
Other creditors	22	**(58.1)**	(27.4)	**(741.2)**	(597.0)
		(980.1)	(400.7)	**(1,064.0)**	(597.0)
Provisions for liabilities and charges					
Deferred taxation	23	**(5.5)**	(3.4)	–	–
Other provisions	24	**(104.4)**	(173.1)	**(6.6)**	(10.4)
Investments: joint venture (HMV Group plc)	14				
Share of gross assets		–	203.3	–	–
Share of gross liabilities		–	(363.2)	–	–
		–	(159.9)	–	–
		(109.9)	(336.4)	**(6.6)**	(10.4)
		(560.2)	(889.1)	**3,134.5**	3,008.3
Capital and reserves					
Called-up share capital	25	**110.4**	110.4	**110.4**	110.4
Share premium account	25	**445.8**	445.8	**445.8**	445.8
Capital redemption reserve	26	**495.8**	495.8	**495.8**	495.8
Other reserves	26	**256.0**	256.0	**435.6**	436.4
Profit and loss reserve (including goodwill previously written off)	26	**(2,001.1)**	(2,338.2)	**1,646.9**	1,519.9
Equity shareholders' funds		**(693.1)**	(1,030.2)	**3,134.5**	3,008.3
Minority interests (equity)	27	**132.9**	141.1	–	–
		(560.2)	(889.1)	**3,134.5**	3,008.3

Eric Nicoli
Roger Faxon
Directors
19 May 2003

Statement of Total Recognised Gains and Losses

for the year ended 31 March 2003

	2003 £m	2003 £m	2002 £m	2002 £m
Profit (loss) for the financial year				
Group		**230.1**		(202.0)
Joint venture		**(0.5)**		4.1
Associated undertakings		**0.1**		(1.6)
Profit (loss) for the financial year		**229.7**		(199.5)
Currency translation – Group*	**(13.5)**		(6.5)	
Currency translation – joint venture and associated undertakings	**–**		0.5	
Other recognised losses		**(13.5)**		(6.0)
Total recognised gains and losses relating to the year		**216.2**		(205.5)

* Net currency gains of £7.6m (2002: £1.5m), which relate to foreign currency borrowings to finance investment overseas, and the related tax charge of £nil (2002: £nil), have been included within the Group currency translation movement on reserves.

Reconciliation of Movements in Shareholders' Funds

for the year ended 31 March 2003

	2003 £m	2003 £m	2002 £m	2002 £m
Opening shareholders' funds		**(1,030.2)**		(776.2)
Profit (loss) for the financial year	**229.7**		(199.5)	
Dividends (equity)	**(62.8)**		(62.2)	
Other recognised losses	**(13.5)**		(6.0)	
Goodwill adjustments	**183.7**		9.9	
Share of joint venture reserves adjustment	**–**		3.6	
Shares issued	**–**		0.2	
Net increase (decrease) in shareholders' funds for the year		**337.1**		(254.0)
Closing shareholders' funds		**(693.1)**		(1,030.2)

Consolidated Cash Flow Statement

for the year ended 31 March 2003

	Notes	2003 £m	2002 £m
Net cash inflow from operating activities		**117.2**	211.9
Dividends received from associated undertakings	14	**0.1**	0.7
Returns on investments and servicing of finance			
Interest received		**8.3**	10.3
Interest paid	19 (viii)	**(12.8)**	(68.8)
Interest element of finance lease payments		**(0.1)**	(0.2)
Dividends paid to minorities		**(6.5)**	(3.3)
Net cash outflow from returns on investments and servicing of finance		**(11.1)**	(62.0)
Tax paid		**(38.7)**	(22.3)
Capital expenditure and financial investment			
Purchase of music copyrights	11	**(7.6)**	(10.6)
Sale of music copyrights		**1.2**	–
Purchase of tangible fixed assets	13	**(68.5)**	(39.2)
Sale of tangible fixed assets		**9.3**	10.1
Purchase of investments: own shares	15	**(0.8)**	(1.9)
Purchase of fixed asset investments	14	**(10.4)**	–
Sale of fixed asset investments		**35.6**	0.1
Purchase of associated undertakings	14	**(1.8)**	(3.6)
Loans repaid by associated undertakings	14	**0.7**	0.8
Disposal of associated undertakings		**2.2**	1.9
Net cash outflow from capital expenditure and financial investment		**(40.1)**	(42.4)
Acquisitions and disposals			
Purchase of businesses net of cash acquired	31	**(22.4)**	(22.6)
Disposal of holding in HMV Group	31	**209.5**	–
Deferred consideration paid		**(1.0)**	(1.4)
Disposal of subsidiary undertaking	31	**(0.7)**	–
Net cash inflow (outflow) from acquisitions and disposals		**185.4**	(24.0)
Equity dividends paid		**(29.4)**	(125.3)
Net cash inflow (outflow) before management of liquid resources and financing		**183.4**	(63.4)
Issue of Ordinary Share capital		**–**	0.2
Management of liquid resources	20	**1.1**	5.1
Financing:			
New loans	20	**603.5**	460.3
Loans repaid	20	**(757.5)**	(458.6)
Capital element of finance leases repaid	20	**(0.9)**	(1.1)
Net cash (outflow) inflow from management of liquid resources and financing		**(153.8)**	5.9
Increase (decrease) in cash	20	**29.6**	(57.5)

Reconciliation of Group operating profit (loss) to net cash inflow from operating activities

	Notes	2003 £m	2002 £m
Group operating profit (loss)		**186.4**	(101.0)
Depreciation charge	13	**43.0**	51.0
Amortisation charge:			
Music copyrights	11	**39.0**	43.5
Goodwill	12	**3.7**	6.0
Fixed asset write-down		**–**	1.1
Goodwill write-down – subsidiaries	12	**12.1**	29.3
Goodwill write-down – associated undertakings	14	**–**	8.5
Music copyrights write-down	11	**6.5**	–
Current asset investment write-down		**2.5**	–
Investments: own shares write-down	15	**3.8**	–
Associated undertaking write-down	14	**–**	7.0
Amounts provided	24	**9.7**	107.2
Provisions utilised:			
Disposals and fundamental reorganisations	24	**(1.6)**	(12.5)
Other	24	**(83.7)**	(16.9)
(Increase) decrease in working capital:			
Stock		**2.4**	2.6
Debtors		**(94.8)**	63.9
Creditors		**(11.8)**	22.2
Net cash inflow from operating activities		**117.2**	211.9

Accounting Policies

Basis of preparation
The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The results for the years ended 31 March 2003 and 31 March 2002 represent continuing operations except the joint venture (HMV Group plc).

Basis of consolidation
The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The results of all subsidiaries are taken from their accounts made up to 31 March. The results of subsidiaries, joint ventures and associated undertakings disposed of or acquired during the year are included up to, or from, the date that control passes.

Changes in financial reporting standards
Transitional arrangements for FRS17– *Retirement Benefits* continue to be adopted by the Group (see Note 30).

Foreign currencies
Transactions denominated in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into sterling either at year-end rates or, where there are related forward foreign exchange contracts, at contract rates. The resulting exchange differences are dealt with in the determination of profit for the financial year.

On consolidation, average exchange rates have been used to translate the results of overseas subsidiaries, joint ventures and associated undertakings. The assets and liabilities of overseas subsidiaries and associated undertakings are translated into sterling at year-end rates.

Exchange differences arising from the retranslation at year-end exchange rates of:
(i) the opening net investment in overseas subsidiaries, joint ventures and associated undertakings and foreign currency borrowings in so far as they are matched by those overseas investments; and
(ii) the results of overseas subsidiaries, joint ventures and associated undertakings,
are dealt with in Group reserves.

Turnover
Turnover represents the invoiced value or contracted amount of goods and services supplied by the Company and its subsidiaries. Turnover excludes value added tax and similar sales-related taxes.

Pension costs
Pension costs, which are determined in accordance with SSAP24 – *Accounting for pension costs*, are charged to the profit and loss account so as to spread the cost of pensions over the working lives of the employees within the Group. Valuation surpluses or deficits are amortised over the expected remaining working life within the Group of the relevant employees (estimated to be eight years in respect of the UK). The amortisation of valuation surpluses is restricted to an amount equal to the regular pension cost. Accordingly, employer expense in respect of the main scheme, which covers employees in the UK, has been taken as £nil for each of the two years ended 31 March 2003 for reasons of conservatism.

Joint ventures and associated undertakings
Where the Group has an investment in an entity which is sufficient to give the Group a participating interest, and over which it is in a position to exercise significant influence, the entity is treated as an associated undertaking and is accounted for using the equity method. Entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other parties under a contractual arrangement, are treated as joint ventures and are accounted for using the gross equity method.

The results of joint ventures and associated undertakings are taken from their accounts made up to 31 March or such earlier date (not prior to 31 December) which represents their financial period end, as adjusted for material items that have occurred in the intervening period.

Goodwill and other intangibles
Goodwill and catalogue intangibles arising on acquisitions made after 31 March 1998 are capitalised and amortised over their expected useful life, principally restricted to 20 years, in accordance with FRS10 – *Goodwill and intangible assets*. They are reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions made before 31 March 1998 has been charged directly against shareholders' funds in the year of acquisition and is included within the profit and loss reserve, yet separately identified within the reserves note. This goodwill will remain in reserves until, on the disposal or closure of any business, the profit and loss account includes a charge in respect of the goodwill previously written off against shareholders' funds on the acquisition of the business.

Music copyrights
Music copyrights purchased prior to 1 April 1989 were written off against shareholders' funds on acquisition. Copyrights acquired as a result of acquisitions on or after 1 April 1989 are capitalised as intangible assets in the Group balance sheet, and are amortised by equal annual amounts over not more than 20 years, other than in exceptional circumstances when sufficient ongoing impairment tests can be performed to support a useful economic life of over 20 years. Where a useful economic life of up to 20 years has been adopted, copyrights are reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Advances to artists
Advances to artists and repertoire owners are assessed and the value of the unrecouped portion to be included in debtors is determined by the prospects of future recoupment, based on past sales performance, current popularity and projected sales.

Leased assets
Assets held under finance leases are included as tangible fixed assets at their estimated purchase cost and depreciated over their expected useful lives, or over the primary lease period, whichever is shorter. The obligations relating to finance leases (net of finance charges allocated to future periods) are included under borrowings due within or after one year, as appropriate. Operating lease rentals are charged to the profit and loss account on a straight-line basis over the lease term.

Depreciation of tangible fixed assets
Depreciation of tangible fixed assets is calculated on cost at rates estimated to write off the cost, less the estimated residual value of the relevant assets, by equal annual amounts over their expected useful lives; effect is given, where necessary, to commercial and technical obsolescence.

The annual rates used are:

Freehold buildings and long-term leasehold property	2%
Short-term leasehold property	Period of lease
Plant, equipment and vehicles	10–33⅓%

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Stocks
Stocks and work in progress are stated at the lower of cost and net realisable value, less progress payments on uncompleted contracts and provisions for expected losses. Cost includes manufacturing overheads where appropriate.

Taxation
The Company has undertaken to discharge the liability to corporation tax of the majority of its wholly owned UK subsidiaries. Their UK tax liabilities are therefore dealt with in the accounts of the Company.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events have occurred at that date that will result in an obligation to pay more tax, or right to pay less, or to receive more, tax, with the following exceptions:
- Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets.
- Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Financial instruments
Any premium or discount associated with the purchase of interest rate instruments is amortised over the life of the transaction. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods.

If a swap is unwound early, the gain or loss is spread over the remaining life of the original instrument.

New media holdings
Holdings in new media companies that arise as a consequence of licensing, distribution and other similar deals with such companies, are carried at cost less provision for diminution in value. The carrying value at 31 March 2003 was £6.4m (2002: £5.6m). Income from these holdings, net of costs, is only recognised when received as cash and is treated as other operating income. The costs relating to these investments are held within debtors until they are recognised with the related income.

Notes to the Financial Statements

for the year ended 31 March 2003

1. Segmental analyses

	Turnover £m (2003)	Operating profit £m (2003)	Operating assets £m (2003)	2003 Average employees No.	Turnover £m (2002)	Operating profit £m (2002)	Operating assets £m (2002)	2002 Average employees No.
By class of business:								
Recorded Music	**1,774.2**	**150.5**	**180.6**	**7,439**	2,029.4	83.1	44.4	8,644
Music Publishing	**401.2**	**103.5**	**409.2**	**649**	416.4	107.8	453.9	626
HMV Group plc – discontinued	**n/a**	**n/a**	**–**	**n/a**	n/a	n/a	(162.9)	n/a
Group*	**2,175.4**	**254.0**	**589.8**	**8,088**	2,445.8	190.9	335.4	9,270
Operating exceptional items and amortisation#		**(67.6)**				(291.9)		
Group operating profit (loss)*		**186.4**				(101.0)		
By origin:								
United Kingdom	**330.9**	**69.1**	**76.8**	**1,162**	338.9	59.4	(113.1)	1,423
Rest of Europe	**660.5**	**88.6**	**6.5**	**2,510**	732.0	98.7	(13.1)	2,765
Latin America	**51.0**	**(2.5)**	**7.4**	**324**	88.1	(2.8)	3.1	422
North America	**706.1**	**68.3**	**376.9**	**2,573**	826.3	(2.1)	333.7	2,923
Asia Pacific	**409.9**	**27.6**	**116.2**	**1,382**	439.8	33.6	118.6	1,522
Other	**17.0**	**2.9**	**6.0**	**137**	20.7	4.1	6.2	215
Group*	**2,175.4**	**254.0**	**589.8**	**8,088**	2,445.8	190.9	335.4	9,270
By destination:								
United Kingdom	**316.8**				337.4			
Rest of Europe	**675.3**				726.9			
Latin America	**46.3**				88.9			
North America	**707.4**				828.6			
Asia Pacific	**406.7**				440.6			
Other	**22.9**				23.4			
Group*	**2,175.4**				2,445.8			

* Group turnover and operating profit (loss) excludes the Group's share of amounts relating to the joint venture (HMV Group plc), which was discontinued on 15 May 2002, and associated undertakings. Amounts relating to the joint venture have been excluded due to non-coterminous period ends.

\# Comprises operating exceptional items of £(24.9)m (2002: £(242.4)m) and amortisation of goodwill and music copyrights of £(42.7)m (2002: £(49.5)m). The split of operating exceptional items and amortisation of goodwill and music copyrights is as follows:

By class of business:	2003 £m	2002 £m
Recorded Music	**(24.2)**	(235.1)
Music Publishing	**(43.4)**	(56.8)
Group	**(67.6)**	(291.9)

By origin:	2003 £m	2002 £m
United Kingdom	**(16.3)**	(19.2)
Rest of Europe	**(12.1)**	(53.3)
Latin America	**(0.1)**	(22.2)
North America	**(38.4)**	(176.0)
Asia Pacific	**(0.4)**	(19.0)
Other	**(0.3)**	(2.2)
Group	**(67.6)**	(291.9)

The reconciliation of operating assets to net liabilities is as follows:

	Note	2003 £m	2002 £m
Operating assets		**589.8**	335.4
Tax, dividends and net interest payable		**(290.2)**	(166.6)
Capital employed		**299.6**	168.8
Net borrowings	18	**(859.8)**	(1,057.9)
Net liabilities		**(560.2)**	(889.1)

2. Analysis of profit and loss account

	2003 £m	2002 £m
Cost of sales	**1,376.7**	1,726.5
Cost of sales is analysed as:		
– normal	**1,331.2**	1,592.7
– exceptional items and music copyright amortisation	**45.5**	133.8
Net operating expenses:		
Distribution costs	**98.7**	127.5
Administration expenses	**544.7**	708.9
Other operating income, net	**(31.1)**	(16.1)
	612.3	820.3
Net operating expenses are analysed as:		
– normal	**590.2**	662.2
– exceptional items and goodwill amortisation	**22.1**	158.1

Other operating income principally comprises the Group's share of income from joint marketing arrangements, income from disposal of investments entered into to support distribution, manufacturing and product supply arrangements, net patent income and income from new media investments.

3. Group operating profit (loss)

	2003 £m	2002 £m
Operating profit (loss) is stated after charging:		
Amortisation of music copyrights	**39.0**	43.5
Amortisation of goodwill	**3.7**	6.0
Depreciation of tangible fixed assets	**43.0**	51.0
Operating lease rentals:		
Property	**23.6**	25.3
Plant, equipment and vehicles	**3.4**	4.7
Research and development expenditure	**0.1**	0.2

4. Fees to auditors

	2003 £m	2002 £m
Audit fees paid to Ernst & Young	**2.2**	2.1
Audit fees paid to other firms	**0.1**	0.1
Other fees paid to Ernst & Young:		
UK	**0.6**	0.3
Non-UK	**0.8**	1.2
Total	**3.7**	3.7

Other fees include £0.8m (2002: £0.7m) paid to Ernst & Young for tax compliance and planning services and £0.6m (2002: £0.8m) for regulatory and other assurance.

5. Directors' and employees' costs

	2003 £m	2002 £m
Wages and salaries	**331.5**	390.0
Social security costs	**46.1**	52.0
Other pension costs (see Note 30)	**12.8**	13.9
Total	**390.4**	455.9

Details of each Director's remuneration, compensation for loss of office, pension entitlements, long-term incentive scheme interests and share options are included in the Remuneration Report.

Notes to the Financial Statements
continued

6. Finance charges

	2003 £m	2003 £m	2002 £m	2002 £m
Interest payable on:				
Bank overdrafts and loans	**61.8**		55.9	
Other	**18.6**		15.0	
		80.4		70.9
Interest receivable on:				
Bank balances	**(2.3)**		(2.7)	
Other	**(2.0)**		(7.8)	
		(4.3)		(10.5)
Group finance charges (including associated undertakings)		**76.1**		60.4
Joint venture finance charges (HMV Group plc)		**1.2**		22.8
Total finance charges		**77.3**		83.2

In the year to 31 March 2002, other interest payable of £15.0m included a non-periodic cost of £3.6m, being arrangement and underwriting fees paid in respect of the new £1.3bn bank facility signed on 18 March 2002.

The Group holds various financial instruments in order to manage interest rate risk. Details of those financial instruments held at the year end are given in Note 19(viii).

Finance charges for associated undertakings are £nil (2002: £nil).

7. Taxation

	2003 £m	2002 £m
(i) Analysis of tax charge in the year		
Current tax:		
UK corporation tax	**37.7**	10.8
Advance corporation tax written back on ordinary activities	**–**	(20.6)
Double taxation relief	**(4.9)**	(6.7)
	32.8	(16.5)
Withholding tax	**8.5**	12.1
Other foreign tax	**49.4**	36.4
Adjustments in respect of prior years	**(11.5)**	(4.3)
Joint venture	**(0.3)**	7.4
Total current tax	**78.9**	35.1
Deferred tax:		
Origination and reversal of timing differences	**4.2**	2.6
Others:		
Associated undertakings	**0.1**	0.5
Tax on profit on ordinary activities	**83.2**	38.2

	2003 £m	2002 £m
(ii) Factors affecting current tax charge for year		
Profit (loss) on ordinary activities before tax	**319.3**	(152.8)
Tax at weighted average rate	**118.1**	(59.6)
Effects of:		
Expenses not deductible for tax purposes	**4.1**	43.4
Timing differences	**(3.9)**	(6.0)
Utilisation of tax losses and other credits	**(49.8)**	(36.3)
Origination of tax losses	**6.8**	85.8
Withholding tax and prior years adjustments	**3.6**	7.8
Current tax for the year	**78.9**	35.1

The weighted average tax rate is calculated by applying statutory tax rates to actual taxable profits and losses in the countries of operation.

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset existing capital losses. The Group does not expect any such tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the Group is not committed to the disposal of these assets. No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued.

Deferred tax assets which have not been recognised are tax losses and credits with a value of £112.1m, depreciation in advance of capital allowances with a value of £10.1m, and other timing differences with a value of £100.1m, as there is insufficient certainty as to the availability of future taxable profits.

8. Dividends (equity)

	2003 Per share	2002 Per share	2003 £m	2002 £m
Ordinary dividends (net):				
Interim	**2.00p**	4.25p	**15.8**	33.5
Adjustment to 2003 and 2002 interim	**–**	–	**–**	(0.2)
Proposed final	**6.00p**	3.75p	**47.2**	29.6
Adjustment to 2002 and 2001 final	**–**	–	**(0.2)**	(0.7)
Total	**8.00p**	8.00p	**62.8**	62.2

Subject to the approval of shareholders, the final dividend of 6.00p per share will be paid on 3 October 2003 to shareholders on the register at the close of business on 5 September 2003.

9. Exceptional items

(i) Operating exceptional items

	2003 £m	2002 £m
Release of overprovision for reorganisation costs charged in prior year	**6.0**	–
Restructuring and reorganisation costs:		
Headcount reduction	**(6.0)**	(93.7)
Roster reduction**	**–**	(69.4)
Impact of economic downturn in Latin America***	**–**	(16.7)
Restructuring of satellite label activity****	**–**	(40.5)
Asset impairment and other*	**(24.9)**	(22.1)
Total	**(24.9)**	(242.4)

* Including write-downs of music copyrights (£6.5m), goodwill (£12.1m), current asset investments (£2.5m) and investments own shares (£3.8m) in 2003. Including goodwill (£5.7m) and relocation and other costs (£16.4m) in 2002.
** Includes £39.3m relating to the termination of the recording contract with Mariah Carey.
*** Resulted in significantly increased returns and bad debts.
**** Including goodwill (£23.6m) and associate investment (£15.5m) write-offs.

Assets have been written down to their net realisable value or to a discounted cash flow projection. Average discount rates of 10% have been applied in the impairment reviews completed during the year. The discount rates used are appropriate to the assets being valued.

The attributable taxation credit relating to operating exceptional items is £nil (2002: £7.8m).

(ii) Non-operating exceptional items

	2003 £m	2002 £m
Profit on sale of holding in HMV Group plc, including goodwill of £262.5m (Note 31(ii))	**215.2**	–
Loss on sale of subsidiary undertaking, including goodwill of £8.4m (Note 31(iii))	**(25.2)**	–
Net gain (provision for loss) on sale of fixed assets*	**19.7**	–
Total	**209.7**	–

The attributable taxation charge relating to non-operating exceptional items is £38.4m (2002: £nil).

* Including a provision for loss on disposal of £(1.8)m and a gain on sale of Viva Media AG of £28.0m.

Notes to the Financial Statements
continued

10. Earnings per Ordinary Share

	2003	2002
Basic earnings per Ordinary Share is calculated as follows:		
Earnings	**£229.7m**	£(199.5)m
Weighted average number of Ordinary Shares in issue	**784.0m**	782.8m
Earnings per Ordinary Share	**29.3p**	(25.5)p
Diluted earnings per Ordinary Share is calculated as follows:		
Earnings	**£229.7m**	£(199.5)m
Adjusted weighted average number of Ordinary Shares	**784.4m**	783.6m
Earnings per Ordinary Share	**29.3p**	(25.5)p
Adjusted basic earnings per Ordinary Share is calculated as follows:		
Adjusted earnings	**£122.2m**	£92.1m
Weighted average number of Ordinary Shares in issue	**784.0m**	782.8m
Adjusted earnings per Ordinary Share	**15.6p**	11.8p
Adjusted diluted earnings per Ordinary Share is calculated as follows:		
Adjusted earnings	**£122.2m**	£92.1m
Adjusted weighted average number of Ordinary Shares	**784.4m**	783.6m
Adjusted earnings per Ordinary Share	**15.6p**	11.8p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Reconciliation of adjusted earnings

	Year ended 31 March 2003		Year ended 31 March 2002	
	£m	Per share	£m	Per share
Earnings/basic EPS	**229.7**	**29.3p**	(199.5)	(25.5)p
Adjustments:				
Operating exceptional items	**24.9**	**3.2p**	242.4	31.0p
Non-operating exceptional items	**(209.7)**	**(26.8)p**	–	–
Share of operating exceptional items in joint venture	**–**	**–**	10.3	1.3p
Share of exceptional finance charges in joint venture	**–**	**–**	2.1	0.3p
Amortisation of goodwill and music copyrights	**42.8**	**5.5p**	51.3	6.5p
Attributable taxation to non-operating exceptional items	**38.4**	**4.9p**	(7.8)	(1.0)p
Minority interest (re music copyright amortisation)	**(3.9)**	**(0.5)p**	(4.3)	(0.5)p
Minority interest (re operating exceptional items)	**–**	**–**	(5.3)	(0.7)p
Minority interest (re attributable taxation)	**–**	**–**	2.9	0.4p
Adjusted earnings/adjusted EPS	**122.2**	**15.6p**	92.1	11.8p
Adjusted dilution impact	**n/a**	**–**	n/a	–
Adjusted earnings/adjusted diluted EPS	**122.2**	**15.6p**	92.1	11.8p

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 784.4m (2002: 783.6m), is the weighted average number of Ordinary Shares in issue, 784.0m (2002: 782.8m), plus adjustments for dilutive share options, 0.4m (2002: 0.8m).

11. Music copyrights

Group

	£m
Cost at 31 March 2002	864.0
Currency retranslation	(66.6)
Acquisition of businesses	8.6
Additions	7.6
Disposals	(2.9)
Reclassification	0.5
Cost at 31 March 2003	**811.2**
Amortisation at 31 March 2002	345.8
Currency retranslation	(30.4)
Charge for year	39.0
Disposals	(1.7)
Write-down of music copyrights	6.5
Reclassification	0.8
Amortisation at 31 March 2003	**360.0**
Net book values at 31 March 2003	**451.2**
31 March 2002	518.2

12. Goodwill (capitalised)

Group

	£m
Cost at 31 March 2002	38.7
Currency retranslation	(2.2)
Acquisition of businesses	39.8
Cost at 31 March 2003	**76.3**
Amortisation at 31 March 2002	4.7
Currency retranslation	(0.4)
Write-down of goodwill	12.1
Charge for year	3.7
Amortisation at 31 March 2003	**20.1**
Net book values at 31 March 2003	**56.2**
31 March 2002	34.0

13. Tangible fixed assets

Group

	Freehold property £m	Leasehold property £m	Plant, equipment and vehicles £m	Total £m
Cost at 31 March 2002	209.1	37.3	341.6	588.0
Currency retranslation and reclassification	1.7	(3.8)	(4.5)	(6.6)
Acquisition of businesses	–	0.1	0.2	0.3
Disposal of businesses	–	–	(1.1)	(1.1)
Additions	5.5	37.8	25.2	68.5
Disposals	(7.8)	(2.8)	(25.2)	(35.8)
Cost at 31 March 2003	**208.5**	**68.6**	**336.2**	**613.3**
Depreciation at 31 March 2002	36.6	22.4	251.7	310.7
Currency retranslation and reclassification	2.8	(2.1)	(2.9)	(2.2)
Disposal of businesses	–	–	(0.9)	(0.9)
Charge for year	4.0	4.6	34.4	43.0
Disposals	(3.2)	(2.6)	(22.7)	(28.5)
Write-down of tangible fixed assets	1.8	–	–	1.8
Depreciation at 31 March 2003	**42.0**	**22.3**	**259.6**	**323.9**
Net book values at 31 March 2003	**166.5**	**46.3**	**76.6**	**289.4**
31 March 2002	172.5	14.9	89.9	277.3

Freehold property includes land having a cost of £89.1m (2002: £83.4m) which is not depreciated.

Group

	2003 £m	2002 £m
The net book values shown above include the following:		
Long-term leasehold property	**5.9**	8.1
Short-term leasehold property	**40.4**	6.8
Finance lease assets	**3.0**	3.5
Assets in the course of construction	**19.5**	7.0

Company

	Freehold property £m	Leasehold property £m	Plant, equipment and vehicles £m	Total £m
Cost at 31 March 2002	8.4	4.6	15.9	28.9
Additions	0.1	12.8	0.5	13.4
Disposals and transfers	–	–	(0.7)	(0.7)
Cost at 31 March 2003	**8.5**	**17.4**	**15.7**	**41.6**
Depreciation at 31 March 2002	1.7	1.6	12.0	15.3
Charge for year	0.2	0.1	1.0	1.3
Disposals and transfers	–	–	(0.6)	(0.6)
Depreciation at 31 March 2003	**1.9**	**1.7**	**12.4**	**16.0**
Net book values at 31 March 2003	**6.6**	**15.7**	**3.3**	**25.6**
31 March 2002	6.7	3.0	3.9	13.6

Notes to the Financial Statements
continued

14. Fixed asset investments

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Investments comprise:				
Subsidiary undertakings	–	–	**2,152.7**	2,386.7
Joint venture (HMV Group plc)	–	–	–	96.5
Associated undertakings	**6.7**	7.1	**0.6**	0.6
Other fixed asset investments	**15.5**	22.4	**0.2**	0.2
	22.2	29.5	**2,153.5**	2,484.0
Joint venture (HMV Group plc)	–	(159.9)	–	–
	22.2	(130.4)	**2,153.5**	2,484.0
Listed investments	–	–	–	–
Unlisted investments	**22.2**	(130.4)	**2,153.5**	2,484.0
	22.2	(130.4)	**2,153.5**	2,484.0

The market value of listed investments at 31 March 2003 was £nil (2002: £nil).

(i) Investments in subsidiary undertakings

Company

	Cost of shares £m	Loans £m	Provisions £m	Net book value £m
At 31 March 2002	2,027.0	480.2	(120.5)	2,386.7
Additions	–	23.6	–	23.6
Disposals, transfers and other movements	–	(257.6)	–	(257.6)
At 31 March 2003	**2,027.0**	**246.2**	**(120.5)**	**2,152.7**

Details of significant subsidiary undertakings are set out in Note 34.

(ii) Joint venture (HMV Group plc)

Group

	Net equity investment £m	Goodwill written off £m	Share of net assets £m	Provisions* £m	Net book value £m
At 31 March 2002	103.6	(262.5)	(158.9)	(1.0)	(159.9)
Net loss	(0.5)	–	(0.5)	–	(0.5)
Disposal	(103.1)	262.5	159.4	1.0	160.4
At 31 March 2003	–	–	–	–	–

* The provision of £1.0m represented the elimination of the Group's share of unrealised profits in HMV Group plc's stocks.

Company

	Cost of shares £m	Loans £m	Provisions £m	Net book value £m
At 31 March 2002	96.5	–	–	96.5
Disposal	(96.5)	–	–	(96.5)
At 31 March 2003	–	–	–	–

The Company holds investments at cost, less provisions for diminution in value.

14. Fixed asset investments (continued)

(ii) Joint venture (HMV Group plc) (continued)

Share of net liabilities

Group

	2003 £m	2002 £m
Fixed assets	–	61.5
Current assets	–	141.8
Total assets	–	203.3
Short-term liabilities	–	(176.5)
Long-term liabilities	–	(186.7)
Total liabilities	–	(363.2)
Share of net liabilities	–	(159.9)

(iii) Associated undertakings

Group

	Net equity investment £m	Goodwill written off £m	Share of net assets £m	Capitalised goodwill £m	Loans £m	Net book value £m
At 31 March 2002	32.1	(43.4)	(11.3)	1.7	16.7	7.1
Currency retranslation	1.4	–	1.4	(0.3)	(1.4)	(0.3)
Additions* and new loans	0.4	–	0.4	1.4	–	1.8
Net profits (losses) after tax	0.1	–	0.1	(0.1)	–	–
Dividends	(0.1)	–	(0.1)	–	–	(0.1)
Disposals, provisions and loans repaid	12.9	–	12.9	–	(14.7)	(1.8)
At 31 March 2003	**46.8**	**(43.4)**	**3.4**	**2.7**	**0.6**	**6.7**

* Total consideration on purchase of associated undertakings comprises costs and loans totalling £0.4m (2002: £1.9m).

Company

	Cost of shares £m	Provisions £m	Net book value £m
At 31 March 2002	0.7	(0.1)	0.6
At 31 March 2003	**0.7**	**(0.1)**	**0.6**

The Company holds investments at cost, less provisions for diminution in value.

(iv) Other fixed asset investments

	Group			**Company**		
	Cost of shares £m	Provisions £m	Net book value £m	Cost of shares £m	Provisions £m	Net book value £m
At 31 March 2002	28.9	(6.5)	22.4	2.5	(2.3)	0.2
Currency retranslation	(1.4)	0.2	(1.2)	–	–	–
Additions	10.4	–	10.4	–	–	–
Disposals and reclassifications	(16.1)	–	(16.1)	–	–	–
At 31 March 2003	**21.8**	**(6.3)**	**15.5**	**2.5**	**(2.3)**	**0.2**

15. Investments: own shares

The EMI Group General Employee Benefit Trust (EBT) was established to hedge the future obligations of the Group in respect of shares awarded under the Senior Executive Incentive Plan (SEIP), the EMI Music Long-Term Incentive Plan and other share-based plans. The Trustee of the EBT, EMI Group EBT (Guernsey) Limited, purchases the Company's Ordinary Shares in the open market with financing provided by the Company, as required, on the basis of regular reviews of the anticipated share liabilities of the Group. The EBT has, since December 1998, waived any entitlement to the receipt of dividends in respect of all of its holding of the Company's Ordinary Shares. The EBT's waiver of dividends may be revoked or varied at any time.

The cost of the shares expected to be awarded under each plan is amortised over the period from the original grant of the particular award to the time of vesting. This is normally a period of not less than three years.

The carrying value of the unallocated shares held at the balance sheet date has been written-down to £1 per share to recognise the recent fall in the share price.

Group and Company	Shares held in trust No.	Nominal value £m	Cost £m	Amortisation £m	Net book value £m
At 1 April 2002	5,265,995	0.7	24.3	(11.2)	13.1
Shares purchased	295,984	–	0.8	–	0.8
Awarded by the EBT	(1,129,295)	(0.1)	(4.8)	4.8	–
Amortisation in the year	–	–	–	(2.8)	(2.8)
Write-down of investments: own shares	–	–	–	(3.8)	(3.8)
At 31 March 2003	**4,432,684**	**0.6**	**20.3**	**(13.0)**	**7.3**

At 31 March 2003, the outstanding loan by the Company to the EBT to finance the purchase of Ordinary Shares was £20.5m (2002: £24.6m). The market value at 31 March 2003 of the Ordinary Shares held in the EBT, which are listed in the UK, was £4.0m (2002: £19.0m).

16. Stocks

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Raw materials and consumables	**15.2**	13.8	**–**	–
Work in progress	**2.5**	2.5	**–**	–
Finished goods	**18.7**	26.7	**–**	–
Total	**36.4**	43.0	**–**	–

17. Debtors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Due within one year:				
Trade debtors	**434.8**	386.7	**1.3**	1.4
Amounts owed by subsidiary undertakings	**–**	–	**2,136.9**	1,169.9
Amounts owed by associated undertakings	**0.6**	0.3	**–**	–
Amounts owed by joint venture (HMV Group plc)	**–**	13.1	**–**	–
Corporate taxation recoverable	**17.3**	14.1	**–**	–
Other debtors	**63.7**	104.9	**2.3**	3.6
Prepayments and accrued income	**300.3**	244.6	**0.5**	1.2
	816.7	763.7	**2,141.0**	1,176.1
Due after more than one year:				
Corporate taxation recoverable	**–**	2.3	**–**	–
Other debtors	**6.0**	23.9	**1.5**	0.6
Prepayments and accrued income	**132.6**	107.6	**–**	–
	138.6	133.8	**1.5**	0.6
Total	**955.3**	897.5	**2,142.5**	1,176.7

Other debtors due within one year includes £1.8m (2002: £1.5m) book value of listed investments with a market value of £2.5m (2002: £5.1m).

18. Borrowings

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Long-term borrowings				
US$500m 8.375% Guaranteed Notes*	**315.4**	350.8	–	–
8.25% Sterling Bonds**	**322.8**	–	–	–
US$155m 6.96% Senior Notes*** and US$25m 8.01% Senior Notes****	**113.9**	–	–	–
Drawings under long-term committed facilities	**166.8**	18.4	–	–
Term loan#	**3.5**	4.9	–	–
Finance leases	**1.5**	2.0	–	–
Less: repayable within one year	**(1.9)**	(2.8)	–	–
Total long-term borrowings	**922.0**	373.3	–	–
Short-term borrowings				
Loans and overdrafts	**35.9**	767.4	–	–
Finance leases	**0.7**	0.8	–	–
Short-term element of long-term loans	**1.9**	2.8	–	–
Total short-term borrowings	**38.5**	771.0	–	–
Total borrowings	**960.5**	1,144.3	–	–
Liquid funds:				
Investments: liquid funds	**(0.5)**	(0.7)	–	–
Cash at bank and in hand and cash deposits	**(100.2)**	(85.7)	**(0.6)**	(6.5)
Net borrowings	**859.8**	1,057.9	**(0.6)**	(6.5)

* Due August 2009, issued in August 1999
** Due May 2008, issued in May 2002
*** Due August 2009, issued in August 2002
**** Due August 2012, issued in August 2002
\# Due April 2005

Long-term borrowings include £166.8m (2002: £18.4m) of borrowings repayable within one year, which are drawings under *long-term committed facilities and, therefore, have been classified as such.*

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offsets are reflected in the Group balance sheet as appropriate.

The Group has cash balances of £20.7m held with banks within the UK and £80.0m held with banks outside, but freely transferable to, the UK.

Maturity analysis of long-term borrowings

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due after more than one year are repayable as follows:				
Between one and two years	**169.1**	2.8	–	–
Between two and five years	**59.6**	19.7	–	–
After five years:				
By instalments	**39.3**	–	–	–
Other	**654.0**	350.8	–	–
Total	**922.0**	373.3	–	–

The amount of debt, any of which falls due for payment after more than five years, is £693.3m (2002: £350.8m).

Notes to the Financial Statements
continued

19. Derivatives and other financial instruments

The Group has excluded all short-term debtors and creditors from the following disclosures, other than currency exposures.

(i) Interest rate risk profile of the financial liabilities of the Group

Currency	At 31 March 2003 Total* £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	At 31 March 2002 Total* £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m
Sterling	**363.3**	**0.9**	**322.8**	**39.6**	16.8	6.6	–	10.2
US dollar	**461.8**	**14.4**	**429.3**	**18.1**	603.9	578.6	–	25.3
Yen	**96.9**	**1.1**	**93.3**	**2.5**#	141.3	46.2	92.7	2.4#
Euro	**76.1**	**76.1**	–	–	320.1	320.0	–	0.1
Swedish krona	–	–	–	–	66.6	66.6	–	–
Danish krone	–	–	–	–	1.5	1.5	–	–
Other	**22.7**	**22.6**	–	**0.1**	32.1	32.1	–	–
Total	**1,020.8**	**115.1**	**845.4**	**60.3**	1,182.3	1,051.6	92.7	38.0

* Excludes short-term creditors as permitted by FRS13.
# Represents deposits from retailers. The deposits are repayable when trading ceases and therefore there is no fixed term to maturity.

Currency	At 31 March 2003 Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years	Financial liabilities on which no interest is paid: Weighted average period until maturity Years	At 31 March 2002 Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years	Financial liabilities on which no interest is paid: Weighted average period until maturity Years
Sterling	**9.7**	**5.2**	**2.4**	–	–	2.2
US dollar	**8.4**	**5.8**	**4.9**	–	–	6.1
Yen	**0.3**	**1.0**	**n/a***	0.4	2.0	n/a*
Euro	–	–	–	–	–	1.5

* Represents deposits from retailers. The deposits are repayable when trading ceases and therefore there is no fixed term to maturity.

Floating rate financial liabilities comprise bank borrowings. All floating rate financial liabilities bear interest at rates fixed in advance by reference to the applicable bank reference rate in the relevant country for periods ranging from overnight to six months.

The figures shown in the tables above take into account various interest rate and currency swaps used to manage interest rate risk and the currency profile of financial liabilities. Further protection from interest rate movements is provided by interest rate caps and collars. See Note 19 (viii) for further details of interest rate collars and swaps held as at 31 March 2003.

(ii) Interest rate risk profile of the financial assets of the Group

Currency	At 31 March 2003 Total* £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is earned# £m	At 31 March 2002 Total* £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is earned# £m
Sterling	**91.0**	**20.1**	–	**70.9**	56.8	11.0	–	45.8
US dollar	**75.3**	**12.5**	–	**62.8**	80.9	6.8	–	74.1
Yen	**41.4**	**21.0**	–	**20.4**	39.2	21.2	–	18.0
Euro	**20.0**	**18.9**	–	**1.1**	34.2	24.7	–	9.5
Swedish krona	**3.1**	**2.3**	–	**0.8**	2.5	–	–	2.5
Danish krone	**0.8**	**0.6**	–	**0.2**	1.1	1.1	–	–
Other	**25.8**	**25.3**	–	**0.5**	32.0	21.6	–	10.4
Total	**257.4**	**100.7**	–	**156.7**	246.7	86.4	–	160.3

* Excludes short-term debtors as permitted by FRS13.
# Financial assets on which no interest is earned represent mainly advances to artists and investments for which no meaningful average fixed period to maturity can be calculated.

Floating rate financial assets comprise cash at bank and deposits. All floating rate financial assets earn interest at rates fixed in advance by reference to the applicable bank reference rate in the relevant country for periods ranging from overnight to six months.

19. Derivatives and other financial instruments (continued)

(iii) Currency exposures

As explained on page 28 in the Financial Review, the Group's objective in managing currency exposures arising from its net investments overseas (its structural currency exposures) is to maintain appropriate levels of borrowings by currency to hedge partially against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the Group's currency exposures, being those trading assets and liabilities (or non-structural exposures) that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. These exposures were as follows:

At 31 March 2003

Functional currency of Group operation	**Net foreign currency monetary assets (liabilities)**				
	Sterling £m	**US dollar £m**	**Yen £m**	**Euro £m**	**Other £m**
Sterling	n/a	(3.6)	2.3	14.6	6.3
US dollar	(1.6)	n/a	–	(0.9)	(0.9)
Yen	(0.6)	(0.2)	n/a	–	0.2
Euro	6.3	(1.1)	–	n/a	1.1
Other	(3.8)	0.4	(4.1)	0.1	0.4
Total	**0.3**	**(4.5)**	**(1.8)**	**13.8**	**7.1**

At 31 March 2002

Functional currency of Group operation	Net foreign currency monetary assets (liabilities)				
	Sterling £m	US dollar £m	Yen £m	Euro £m	Other £m
Sterling	n/a	8.6	4.8	22.9	18.2
US dollar	4.9	n/a	0.1	0.1	(2.8)
Yen	(0.3)	(0.1)	n/a	–	0.2
Euro	1.8	(1.1)	0.1	n/a	1.6
Other	(2.8)	2.6	–	(0.3)	0.9
Total	3.6	10.0	5.0	22.7	18.1

(iv) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, was as follows:

	2003 £m	2002 £m
In one year or less, or on demand	**38.5**	771.0
In more than one year but not more than two years	**193.4**	9.6
In more than two years but not more than five years	**27.3**	40.4
In more than five years	**761.6**	361.3
Total	**1,020.8**	1,182.3

19. Derivatives and other financial instruments (continued)

(v) Undrawn facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 31 March in respect of which all conditions precedent had been met at that date were as follows:

	2003 £m	2002 £m
Expiring in one year or less	**38.2**	491.9
Expiring in more than one year but not more than two years	**447.7**	21.6
Expiring in more than two years	**–**	–
Total	**485.9**	513.5

On 18 March 2002 the Group signed a new bank facility. This £1.3bn multi-currency revolving credit facility was drawn for the first time in April 2002 and was used to repay most of the Group's existing bank facilities. The new facility comprised an £800m three-year revolving credit and a £500m short-term bridging arrangement, part of which was itself refinanced during the year by the various debt issues and asset disposals.

(vi) Fair values of financial assets (liabilities)

	2003 Book value £m	2003 Fair value* £m	2002 Book value £m	2002 Fair value* £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings and current portion of long-term borrowings	**(38.5)**	**(38.5)**	(771.0)	(771.0)
Long-term borrowings	**(922.0)**	**(846.5)**	(373.3)	(369.4)
Liquid funds	**100.7**	**100.7**	86.4	86.4
Other financial liabilities	**(60.3)**	**(60.3)**	(38.5)	(38.5)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**n/a**	**(0.2)**	n/a	20.5
Interest rate caps and collars	**–**	**(6.5)**	–	(6.8)
Currency swaps and forward foreign currency contracts	**n/a**	**–**	n/a	–
Financial assets:				
Financial assets – listed investments	**1.8**	**2.5**	1.5	5.1
Financial assets – other	**154.9**	**154.9**	158.8	158.8

* Market rates have been used to determine fair values.

Long-term borrowings include a US$ Guaranteed Notes issue (book value £315.4m) with a fair value of £275.3m, a Sterling Bond issue (book value £322.8m) with a fair value of £288.4m and a US$ Private Placement (book value of £113.9m) with a fair value of £112.9m. The majority of other borrowings and liquid funds are short-term in nature and book values approximate to fair values. The market value of listed investments is given above. For all other financial assets and liabilities, book values approximate to fair values. During the year a loss of £(0.2)m was made on the sale of current asset investments (2002: profit of £3.3m).

(vii) Hedges

As explained in the Financial Review on page 25, the Group's policy is to hedge interest rate risk, using interest rate swaps, caps and collars. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains (losses) £m
Unrecognised gains and losses on hedges at 1 April 2002	0.3	(7.6)	(7.3)
Gains and losses arising in previous years that were recognised in 2003	–	(1.2)	(1.2)
Gains and losses arising before 1 April 2002 that were not recognised in 2003	0.3	(6.4)	(6.1)
Gains and losses arising in 2003 that were not recognised in 2003	(0.3)	(0.3)	(0.6)
Unrecognised gains and losses on hedges at 31 March 2003	–	(6.7)	(6.7)
Of which:			
Gains and losses expected to be recognised in 2004	–	(6.5)	(6.5)
Gains and losses expected to be recognised in 2005 or later	–	(0.2)	(0.2)
	–	(6.7)	(6.7)

19. Derivatives and other financial instruments (continued)

(viii) Financial instruments

Interest rate agreements

To manage interest rate risk, the Group has entered into certain interest rate collar and swap agreements which, as at 31 March 2003, were as follows:

	Notional principal	Termination date
Interest rate collars:		
US dollar	$400m	April 2003 to February 2004
Euro	€ 90m	April 2003

	Notional principal	Termination date	Fixed rate
Interest rate swaps:			
Yen – pay fixed rate and receive floating rate	¥17.5bn	April 2004	0.29%

Swap unwind: In February 2003, following a routine review of derivative positions in the prevailing market conditions, the Group unwound a US$500m interest rate swap position. The swap effectively switched the 8.375% fixed coupon on the US$ Guaranteed Notes issued in August 1999 to a floating rate of interest. The Group received a cash payment of US$86.2m (£55.6m) on the unwind, representing the present value of the expected cash savings from the swap as determined by the expected differential between US short- and long-term interest rates, discounted at the prevailing market rate. At 31 March 2002 this swap position had a fair value of £21.0m. The cash payment is reported on the interest paid line of the Consolidated Cash Flow Statement.The gain from the unwind will be amortised over the remaining life of the Notes, thus locking in the future interest cost benefit to be obtained from the swap.The swap unwind reduces the Group's overall interest rate risk.

Exchange rate agreements

To manage exchange rate risk on intra-group funding, the Group has entered into certain currency swaps and forward foreign currency contracts which as at 31 March 2003 were as follows:

	Gross notional amount purchased	Value date
Australian dollar	$6.5m	April 2003
Canadian dollar	$10.0m	April 2003

20. Cash, liquid resources and financing

The following definitions have been used:

Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.

Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.

Financing: Borrowings, less overdrafts which have been treated as cash.

Analysis of movement in the Group's net borrowings in the year ended 31 March 2003

	At 1 April 2002 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	**At 31 March 2003 £m**
Cash at bank and in hand	84.4	13.8	–	1.7	**99.9**
Overdrafts	(40.7)	15.8	–	(0.1)	**(25.0)**
Cash	43.7	29.6	–	1.6	**74.9**
Debt due after more than one year	(371.3)	(558.4)	–	9.2	**(920.5)**
Debt due within one year	(729.5)	712.4	(4.3)	8.6	**(12.8)**
Finance leases	(2.8)	0.9	–	(0.3)	**(2.2)**
Financing	(1,103.6)	154.9	(4.3)	17.5	**(935.5)**
Investments: liquid funds	0.7	(0.2)	–	–	**0.5**
Cash deposits	1.3	(0.9)	–	(0.1)	**0.3**
Liquid resources	2.0	(1.1)	–	(0.1)	**0.8**
Total	(1,057.9)	183.4	(4.3)	19.0	**(859.8)**

Cash flow on financing of £154.9m is split between new loans of £(603.5)m, loans repaid of £757.5m and the capital element of finance leases repaid of £0.9m.

Notes to the Financial Statements

continued

20. Cash, liquid resources and financing (continued)

Analysis of movement in the Group's net borrowings in the year ended 31 March 2002

	At 1 April 2001 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	At 31 March 2002 £m
Cash at bank and in hand	130.4	(43.4)	–	(2.6)	84.4
Overdrafts	(25.6)	(14.1)	(1.0)	–	(40.7)
Cash	104.8	(57.5)	(1.0)	(2.6)	43.7
Debt due after more than one year	(464.9)	93.3	–	0.3	(371.3)
Debt due within one year	(636.0)	(95.0)	–	1.5	(729.5)
Finance leases	(3.9)	1.1	–	–	(2.8)
Financing	(1,104.8)	(0.6)	–	1.8	(1,103.6)
Investments: liquid funds	0.7	–	–	–	0.7
Cash deposits	6.5	(5.1)	–	(0.1)	1.3
Liquid resources	7.2	(5.1)	–	(0.1)	2.0
Total	(992.8)	(63.2)	(1.0)	(0.9)	(1,057.9)

Cash flow on financing of £(0.6)m is split between new loans of £(460.3)m, loans repaid of £458.6m and the capital element of finance leases repaid of £1.1m.

The Group's net borrowings at 31 March 2003 comprised:

	Cash £m	Liquid resources and financing £m	Net borrowings £m
Investments: liquid funds	–	0.5	0.5
Cash at bank and in hand and cash deposits	99.9	0.3	100.2
Borrowings due within one year	(25.0)	(13.5)	(38.5)
Borrowings due after more than one year	–	(922.0)	(922.0)
At 31 March 2003	**74.9**	**(934.7)**	**(859.8)**
At 31 March 2002	43.7	(1,101.6)	(1,057.9)

21. Other creditors: amounts falling due within one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Trade creditors	**186.7**	181.2	**4.0**	1.7
Royalties and fees payable	**665.1**	678.5	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**4.4**	4.1
Amounts owed to associated undertakings	**0.6**	1.7	**0.6**	0.6
Amounts owed to joint venture (HMV Group plc)	**–**	0.1	**–**	–
Corporate taxation	**176.5**	160.2	**24.5**	23.2
Deferred consideration payable*	**10.9**	2.0	**–**	–
Other taxes including VAT and social security costs	**13.5**	16.5	**0.7**	0.2
Dividends payable	**63.0**	29.6	**63.0**	29.6
Other creditors	**76.6**	87.8	**18.9**	1.0
Accruals and deferred income	**172.1**	139.5	**8.3**	17.8
Total	**1,365.0**	1,297.1	**124.4**	78.2

* Deferred consideration payable includes £10.5m which is not conditional upon the satisfaction of future performance criteria.

22. Other creditors: amounts falling due after more than one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts owed to subsidiary undertakings	**–**	–	**741.2**	597.0
Deferred consideration payable*	**39.6**	10.3	**–**	–
Accruals and deferred income	**18.5**	17.1	**–**	–
Total	**58.1**	27.4	**741.2**	597.0

* Deferred consideration payable includes £24.8m which is not conditional upon the satisfaction of future performance criteria.

23. Deferred taxation

	Group £m	Company £m
At 31 March 2002	(13.7)	–
Provided in year	4.2	–
Acquisitions, disposals and transfers	0.4	–
At 31 March 2003	**(9.1)**	**–**

The liabilities (assets) for deferred tax provided were as follows:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Capital allowances in advance of depreciation	**5.0**	4.2	**–**	–
Other timing differences	**0.5**	(0.8)	**–**	–
Total liabilities	**5.5**	3.4	**–**	–
Depreciation in advance of capital allowances	**(2.0)**	(3.3)	**–**	–
Other timing differences	**(12.6)**	(13.8)	**–**	–
Total assets	**(14.6)**	(17.1)	**–**	–
Net asset	**(9.1)**	(13.7)	**–**	–

Those categories for which no deferred tax is provided are outlined in Accounting Policies on page 65.

24. Other provisions for liabilities and charges

Group

	Trading £m	Pensions £m	Disposal and fundamental reorganisation £m	Acquisition and integration £m	Total £m
At 31 March 2002	121.1	32.6	4.0	15.4	173.1
Currency retranslation	(2.3)	3.9	–	(1.5)	0.1
Provisions utilised	(74.9)	(8.0)	(1.6)	(0.8)	(85.3)
Charged against:					
Operating profit	4.8	4.9	–	–	9.7
Non-operating exceptional items	–	–	5.0	–	5.0
Disposal of businesses	(0.2)	–	–	–	(0.2)
Reclassification	2.0	–	–	–	2.0
At 31 March 2003	**50.5**	**33.4**	**7.4**	**13.1**	**104.4**

The pension provisions arise in overseas companies in respect of state schemes and employees covered by the Group's unfunded schemes.

Trading provisions include royalty audit and other trading provisions charged through operating profit before exceptional items, and restructuring and reorganisation provisions charged through operating exceptional items.

Company

	Trading £m	Pensions £m	Disposal and fundamental reorganisation £m	Acquisition and integration £m	Total £m
At 31 March 2002	6.4	–	4.0	–	10.4
Provisions utilised	(3.2)	–	(1.6)	–	(4.8)
Charged against operating profit	1.0	–	–	–	1.0
At 31 March 2003	**4.2**	**–**	**2.4**	**–**	**6.6**

25. Share capital and share premium account

Group and Company

	Authorised 2003 £m	Authorised 2002 £m	Allotted, called-up & fully paid 2003 £m	Allotted, called-up & fully paid 2002 £m
Ordinary Shares of 14p each	**158.8**	158.8	**110.4**	110.4
B Shares of 114.5p each	**479.8**	479.8	**–**	–
Deferred shares of 0.0005p each	**17.5**	17.5	**–**	–
	656.1	656.1	**110.4**	110.4

(i) Ordinary Shares in issue

	Number	Nominal value £m	Premium £m
At 31 March 2002	788,597,933	110.4	445.8
Shares issued during the year on the exercise of options:			
Executive Schemes	–	–	–
Savings-Related Scheme	–	–	–
At 31 March 2003	**788,597,933**	**110.4**	**445.8**

(ii) Share options

Options to subscribe for the Company's Ordinary Shares were outstanding as follows (adjusted for the 1992 rights issue, the 1996 demerger and the 1997 share capital reorganisation, where appropriate):

Subscription Options

	Executive Share Option Schemes	Savings-Related Share Option Scheme 1994 Scheme
At 31 March 2002	14,923,843	1,441,990
Granted	21,077,740	1,275,631
Exercised	–	–
Lapsed	(2,539,441)	(1,188,477)
At 31 March 2003	**33,462,142#**	**1,529,144**
Option price per 14p share (range)	14p – 747p	221p – 466p
Final exercise date*	February 2013	February 2008

Of which, options over 366,559 shares were granted under the 1984 Executive Share Option Scheme.

Share options for the transfer of the Company's Ordinary Shares were outstanding as follows:

Transfer Options

	Executive Share Option Schemes
At 31 March 2002	19,437,555
Granted	553,000
Exercised	–
Lapsed	–
At 31 March 2003	**19,990,555**
Option price per 14p share (range)	243.3p – 700p
Final exercise date*	June 2012

* Options granted under the 1984 Executive Share Option Scheme are normally exercisable no earlier than three years and no later than ten years following the date of grant, as are options granted under the 1995 Executive Share Option Scheme (which are, however, subject to the achievement of performance requirements that must be met before the options normally become exercisable). Options granted under the 1994 Savings-Related Share Option Scheme are normally exercisable for a six-month period following completion of savings to either a three-year or a five-year savings contract.

25. Share capital and share premium account (continued)

(iii) Share premium account

The principal elements that make up the Company's share premium account arose as follows:

Group and Company

	Years arising	£m
Conversions to Ordinary Shares of 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each	1989/90 and1990/91	56.7
A placing of Ordinary Shares linked to the offer for Thames Television	1990/91	78.0
Issue of Ordinary Shares on exercise of subscription rights of warrants originally attached to 7 3/8 % bonds due 1992; and	1991/92	67.1
the transfer from other reserves in respect of amounts paid for the warrants exercised	1991/92	10.2
Issue of Ordinary Shares on conversion of Convertible Unsecured Loan Stock to fund the acquisition of Virgin Music Group	1992/93	508.4
Issue of Ordinary Shares on conversion of 5 3/4% Guaranteed Redeemable Preference Shares 2004 of THORN EMI Capital NV	1993/94	126.0
Share capital reorganisation (including issue of Redeemable Preference B Shares)	1997/98	(501.2)
Other issues of Ordinary Shares		100.6
Balance at 31 March 2003		**445.8**

26. Reserves

	Group			Company		
	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m
At 31 March 2002	495.8	256.0	(2,338.2)	495.8	436.4	1,519.9
Currency translation	–	–	(13.5)	–	–	0.4
Goodwill adjustments:						
Subsidiary undertakings	–	–	8.4	–	–	–
Profit attributable to members of the Holding Company	–	–	229.7	–	–	188.6
Equity dividend	–	–	(62.8)	–	–	(62.8)
Share of joint venture reserves adjustment	–	–	175.3	–	–	–
Transfer of realised reserves	–	–	–	–	(0.8)	0.8
At 31 March 2003	**495.8**	**256.0**	**(2,001.1)**	**495.8**	**435.6**	**1,646.9**

Group reserves include £(10.3)m (2002: £(3.3)m) in respect of its share of post-acquisition retained losses of the joint venture and associated undertakings.

Other reserves of the Company relate to a special reserve which reflects the share premium account reduction of July 1988 and unrealised profits on disposal of investments.

In accordance with the exemption permitted by S230(3) of the Companies Act 1985, the profit and loss account of the Company is not separately presented. The profit attributable to shareholders, dealt with in the accounts of the Company, is £189.2m (2002: £117.6m).

The Group profit and loss reserve includes £1,265.3m (2002: £1,449.0m) in respect of goodwill previously written off.

27. Minority interests (equity)

Group

	2003 £m	2002 £m
Toshiba-EMI Ltd (Japan)	**69.3**	69.2
Jobete Music Co., Inc. (USA)	**59.1**	66.2
Other	**4.5**	5.7
Total	**132.9**	141.1

28. Financial commitments

Group

	2003 £m	2002 £m
Capital expenditure: Contracted	**1.4**	25.6

The Group has commitments, which are largely performance-related, to pay advances to artists and repertoire owners amounting to £460.9m at 31 March 2003 (2002: £418.8m). The future financial commitment regarding the acquisition of shares in Jobete Music Co., Inc. and Stone Diamond Music Corporation is detailed in Note 33.

Annual commitments under operating leases at 31 March were as follows:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Land and buildings:				
Expiring in the first year	**4.9**	8.3	**0.1**	–
Expiring in the second to fifth years inclusive	**7.1**	5.9	**–**	0.3
Expiring after the fifth year	**13.7**	13.6	**3.2**	3.4
Total	**25.7**	27.8	**3.3**	3.7
Plant, equipment and vehicles:				
Expiring in the first year	**0.9**	1.4	**–**	–
Expiring in the second to fifth years inclusive	**2.7**	3.2	**0.1**	0.2
Expiring after the fifth year	**0.1**	0.1	**–**	–
Total	**3.7**	4.7	**0.1**	0.2

29. Contingent liabilities

The Directors are not aware of any significant legal or arbitration proceedings pending or threatened against any member of the Group which may have any liability materially in excess of provisions in the financial statements.

Guarantees and other contingent liabilities, other than those relating to HMV and HMV Group plc, total £21.5m (2002: £22.3m) for the Group, of which £7.1m (2002: £7.2m) relate to certain contracts entered into by former Group companies. There are several guarantees and other contingent liabilities in respect of HMV and HMV Group plc (see Note 32 (i) for details).

30. Pension arrangements

The Group operates a number of pension schemes throughout the world. The main scheme, which covers employees in the UK, is the EMI Group Pension Fund (the UK Fund). The UK Fund is of the defined benefit type and is open to all permanent employees over the age of 18 employed by the Company and certain subsidiaries in the UK. Benefits provided by the UK Fund are based on final pensionable pay. Pensions payable from the UK Fund are guaranteed to increase by 5% per annum or, if a lower rate, by the increase in the cost of living. Members contribute to the UK Fund at the rate of 4% of pensionable pay.

Aside from the UK, the Group has significant defined benefit schemes in Germany (one scheme) and Japan (three schemes). With the exception of these schemes, the other defined benefit schemes operated on behalf of the Group are not material. The currently agreed rates of contribution by the Group are nil for all significant defined benefit schemes.

Staff engaged in other countries are covered by local arrangements which, in the case of the Group schemes, are of the defined contribution type. The assets of the Group's pension schemes are held mainly in separate trustee-administered funds.

Employer contributions of £12.7m (2002: £13.8m) were charged to the profit and loss account in the year. These contributions primarily related to overseas schemes and were determined in accordance with local practice. Other post-retirement benefit expenses of £0.1m (2002: £0.1m) were also charged to the profit and loss account.

Provision is made in the financial statements for the benefits accruing to members of unfunded pension schemes in accordance with the advice of independent actuaries.

A triennial actuarial valuation of the UK Fund as at 31 March 2003 is currently in progress. The results of this valuation are expected to be available in the second quarter in the 2003/04 financial year, at which time the Group, together with the Pension Fund Trustees, will determine the future funding strategy.

The latest available actuarial valuation of the UK Fund was made by a qualified actuary as at 31 March 2000 using the projected unit method. At that date the market value of the assets of the UK Fund was taken to be £1,079m. The market value of the assets was sufficient to cover 117% of the value of the benefits that had accrued to the members, after allowing for assumed increases in earnings, on the actuarial assumptions used, treating the UK Fund as an ongoing entity. Part of the excess assets disclosed by the 2000 valuation has been used to finance a special increase of 3% to pensions in payment and part has been allocated towards a reduction of employer contributions below the long-term rate, with the balance being carried forward as a reserve in the UK Fund.

Employer expense in respect of the Fund has been calculated in accordance with SSAP24. On the basis of actuarial advice, it is calculated that the employer expense would represent a credit to the profit and loss account on full application of SSAP24 principles. However, for reasons of conservatism, such expense has been taken as £nil for the two years ended 31 March 2003. The long-term financial assumptions used to calculate employer expense under SSAP24 are shown below:

	Growth relative to investment return % per annum
Rate of investment return	5–6
Rate of pay increases	5
Rate of pension increases	3
Rate of price inflation	3

These rates included allowance for the effects of the tax credit changes introduced by the Finance (No. 2) Act 1997.

The most recent full actuarial valuations of the other two significant defined benefit schemes were carried out as follows: Germany on 1 April 2003 and Japan on 31 October 2000.

The additional disclosures required by FRS17 are set out below.

The most recent full actuarial valuations have been updated to 31 March 2003 by qualified independent actuaries.

	United Kingdom %	Germany %	Japan %
Major assumptions			
Rate of general increase in salaries	4.25	3.5	2.4–5.0
Rate of increase to pensions in payment	2.25	2.0	Nil
Rate of increase to deferred pensions	2.25	2.0	Nil
Discount rate for scheme liabilities	5.5	5.0	1.25
Inflation	2.25	2.0	Nil

30. Pension arrangements (continued)

On full compliance with FRS17, on the basis of the above assumptions, the amounts that would have been charged or credited to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 31 March 2003 are set out below:

	United Kingdom £m	Germany £m	Japan £m
Operating profit			
Current service cost	11.0	0.3	2.2
Past service cost	–	–	–
Gain on curtailment	–	(2.2)	(2.2)
Total charge (credit) to operating profit	11.0	(1.9)	–
Finance income			
Expected return on scheme assets	(61.0)	–	(1.2)
Interest on scheme liabilities	45.0	1.4	1.4
Net (credit) charge to finance income	(16.0)	1.4	0.2
Total (credit) charge to profit and loss account before taxation	**(5.0)**	**(0.5)**	**0.2**
Consolidated statement of total recognised gains and losses			
Actual return less expected return on scheme assets	196.0	(0.5)	0.6
Experience gains and losses arising on the scheme liabilities	(12.0)	0.2	(0.5)
Changes in assumptions underlying the present value of the scheme liabilities	5.0	3.3	6.2
Actuarial loss recognisable in consolidated statement of total recognised gains and losses	**189.0**	**3.0**	**6.3**

	United Kingdom %	Germany %	Japan %
Further disclosures			
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets	(28.1)	47.6	0–(1.3)
Experience gains and (losses) on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	1.5	(0.7)	15.5–(5.6)
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	(23.3)	(10.5)	(8.3)–(11.4)

The market values of the assets of the significant defined benefit schemes at 31 March 2003 were as follows:

	United Kingdom £m	Germany £m	Japan £m
Market value of assets*			
Equities	432.0	–	–
Bonds	252.0	–	–
Other	13.0	1.0	44.5
Total market value of assets	697.0	1.0	44.5
Present value of scheme liabilities	(813.0)	(31.1)	(59.0)
Deficit in the scheme	(116.0)	(30.1)	(14.5)
Pension liability before deferred tax	(116.0)	(30.1)	(14.5)
Deferred tax	34.8	11.4	6.1
Amount provided to cover scheme deficit	n/a	30.7	(2.4)
Impact on reserves	**(81.2)**	**12.0**	**(10.8)**

* The expected long-term rate of return on the assets is as follows:

United Kingdom	7.0% (equities 8.4%, bonds 4.8%, other 3.8%) (2002: 7.2% (equities 8.0%,bonds 5.5%, other 4.5%))
Germany	4.5% (2002: 5.5%)
Japan	1.75% (2002: 2.75% (equities 5.9%, bonds 2.5%, other 2.5%))

Movement in surplus (deficit) during the year:

	United Kingdom £m	Germany £m	Japan £m
Surplus (deficit) in scheme at beginning of the year	68.0	(25.3)	(13.6)
Exchange adjustments	–	(3.4)	–
Current service cost	(11.0)	(0.3)	(2.2)
Past service cost	–	–	–
Gain on curtailment	–	2.2	2.2
Cash contributions	–	1.1	5.6
Other finance income (expense)	16.0	(1.4)	(0.2)
Actuarial loss	(189.0)	(3.0)	(6.3)
Deficit in scheme at end of the year	**(116.0)**	**(30.1)**	**(14.5)**

31. Purchase and disposal of businesses

(i) Purchase of businesses

Acquisitions during the year include Mute Limited (a recorded music business in the UK), Gold Label Limited (a recorded music business in Hong Kong), eCentury Limited (a recorded music business in Taiwan), Rover Music NV and A&S Productions bvba (music publishing businesses in Belgium) and an additional 50% stake in Delabel Editions SA (a music publishing business in France).

	Book value of assets acquired £m	Adjustments £m	Fair value to the Group £m
Music copyrights	–	8.6	8.6
Tangible fixed assets	0.3	–	0.3
Stocks	0.8	(0.8)	–
Debtors	10.6	(4.0)	6.6
Creditors	(7.6)	(0.6)	(8.2)
Tax	0.2	–	0.2
Borrowings	(4.3)	–	(4.3)
Net assets acquired (before cash)	**–**	**3.2**	**3.2**
Goodwill capitalised			39.8
Deferred consideration payable			(20.6)
Net cash consideration			**22.4**
Satisfied by:			
Total consideration			43.7
Deferred consideration payable			(20.6)
Cash consideration			23.1
Net cash acquired			(0.7)
Net cash consideration			**22.4**

The adjustments to book value of £3.2m were made to bring the valuation of the assets acquired in line with the Group's accounting policies.

All acquisitions have been accounted for using the acquisition method.

(ii) Disposal of joint venture (HMV Group plc)

	£m
Share of gross assets less share of gross liabilities at 31 March 2002	(159.9)
Share of loss for year to 31 March 2003	(0.5)
Net liabilities disposed of	(160.4)
Goodwill previously written-off	175.3
Profit on disposal	215.2
Tax on prior-year unrealised profits	(25.6)
Provision for HMV pension shortfall (Note 32 (i))	5.0
Cash inflow on disposal	**209.5**

(iii) Disposal of businesses

Net cash outflow from disposal of businesses includes the disposal of Disky Communications Europe BV (a recorded music business in Holland).

	£m
Tangible fixed assets	0.2
Stocks	5.0
Debtors	22.7
Creditors	(12.7)
Provisions	(0.2)
Tax	2.6
Minority interest	(1.5)
Net assets disposed of	16.1
Goodwill previously written-off to reserves	8.4
Loss on disposal	(25.2)
Cash outflow on disposal	**(0.7)**
Comprising:	
Cash disposed of	(3.2)
Consideration received	2.5
Cash outflow on disposal	**(0.7)**

Notes to the Financial Statements
continued

32. Related party transactions

The Company has taken advantage of the exemption under FRS8 – *Related party disclosures* not to disclose related party transactions between Group subsidiary undertakings. The Group had several transactions with other related parties during the year.

(i) HMV and HMV Group plc

As part of the sale in 1998 of the companies and assets comprising HMV and HMV Group plc (HMV Group) the Company acquired a 45.2% equity stake, and 50% of the Junior Preference Shares, in HMV Group for £87.5m.

An additional £25m, in the form of deferred consideration, was to be receivable on (inter alia) a listing of any part of the share capital of HMV Group on any recognised stock exchange, or 28 March 2003. In addition, an amount of up to £25m further consideration was to be receivable if Advent International Corporation and related investors achieved a specified return on their investment in HMV Group on a listing. As a result of additional equity and preference share issues during 1999 by HMV Group, in which the Company subscribed £9m for additional ordinary and preference shares, at 31 March 2002, the Company owned a 42.65% (39.90% fully diluted) equity stake in HMV Group, and 18.08% and 49.15%, respectively, of HMV Group's Senior 'A' Preference Shares and Junior Preference Shares. The Group also made available to HMV Group a £50m working capital revolving credit facility (the EMI Revolving Credit Facility), no part of which was drawn during the year.

On 15 May 2002, HMV Group shares were admitted to listing on the London Stock Exchange, pursuant to a global offer which involved the Company selling part of its holding of ordinary shares in HMV Group. The net cash proceeds payable to the Group as a result of the flotation comprised the following elements, namely £69.4m, representing (i) the deferred and contingent consideration payable to the Group by HMV Group on its listing under the terms of 1998 sale agreement between the Group and HMV Group, as described above, and (ii) the redemption of the Company's holding of senior preference shares in HMV Group, together with £72.9m in respect of ordinary shares in HMV Group sold by the Company in the global offer.

Following these transactions, the Group retained a residual shareholding in HMV Group of 14.5%. This holding was subject to lock-up arrangements for six months from flotation. On 19 November 2002, the remaining 14.5% interest was sold at a price of 120p per share, which raised net proceeds of about £69m.

As part of the 1998 transaction, the Group also entered into an indemnity deed with HMV Group relating, among other things, to guarantees given by the Group of approximately 87 leases. Under the deed, HMV Group agreed to indemnify the Group against any payments made under those and certain other guarantees and indemnities. HMV Group undertook to use reasonable efforts to arrange for the release of those guarantees. The aggregate annual rental payments under guaranteed leases are approximately £24.4m, although they are subject to adjustment both up and down under certain circumstances. The guaranteed leases have terms which expire in one to 23 years, and many of the leases expire in years beyond 2013.

As part of the flotation arrangements, the EMI Revolving Credit Facility was cancelled. The indemnity deed remains in force in respect of lease guarantees, and HMV Group has secured those obligations pursuant to a security deed, the Company's rights under which rank second behind banks which provide senior credit facilities to HMV Group.

Under the 1998 Sale Agreement, as from 31 May 2003, HMV Group employees will cease to be active members of the Group's UK Fund. They will have the opportunity to join the HMV Group Pension Scheme and, if they so elect, to transfer their Group Fund benefits in terms of accrued service to the HMV Scheme. The Sale Agreement provides for a transfer payment to be made from the Group's UK Fund to the HMV Scheme in respect of benefits so transferred, the transfer payment being made in accordance with actuarial assumptions but agreed as part of the Sale arrangements. If the transfer payment so calculated exceeds the share of the assets of the Group's UK Fund attributable to the transferring members, the Company is obliged to make up the shortfall. An estimate of £5m was provided in the year in respect of the Company's potential liability in this regard and charged as a non-operating exceptional item (see Note 9 (ii) for further details).

The Group also assigned various trademarks to HMV (IP) Limited including the 'Dog and Gramophone' trademark and HMV acronym in consideration for the payment of £2m over a period of three years. HMV (IP) Limited licensed back to the Group for no consideration the right to use the 'Dog and Gramophone' trademark on its recorded music products.

During that part of the year ended 31 March 2003 for which HMV Group plc was a joint venture, companies within the Group made sales of £2.2m (2002: £82.3m) to companies within HMV Group.

(ii) Delabel Music Publishing and related companies

Pursuant to a Heads of Agreement signed in July 1998, in December 2002, the Group completed the acquisition from Emmanuel de Buretel, Chairman and Chief Executive Officer of EMI Recorded Music Continental Europe, of his 50% shareholding in Delabel Editions SA, his 50% interest in Delabel Music Publishing (UK) Limited and his 17% shareholding in Source (UK) Limited. The consideration for the Delabel Music Publishing (UK) Limited shares will be determined by reference to a formula based on future net publisher's share over a three-year period, whilst that for the Source (UK) Limited shares is an override royalty on certain net sales of albums released by Source (UK) Limited artists. The consideration for the shares of Delabel Editions SA was €21.4m with a one-off future payment which will be determined by reference to a formula based on 15 times net publisher's share not to exceed €1.5m.

(iii) Ilchester Investments

As part of the arrangements for Alain Levy's appointment as Chairman and Chief Executive Officer of EMI Recorded Music, the Company agreed to reimburse to Ilchester Investments Ltd, a company controlled by Mr Levy and his family, rental and certain other payments due in respect of that company's leasehold offices in central London, pending the disposal of the lease. Such payments reimbursed or accrued due to Ilchester Investments Ltd, as at 31 March 2003, totalled £138,232 (2002: £59,400).

32. Related party transactions (continued)

(iv) Project Typhoon

In July 2002, the Group entered into a joint venture agreement ('Project Typhoon') with Mr Norman Cheng who subsequently joined the Group as Chairman of EMI South East Asia. Pursuant to that agreement, the Group agreed to establish and fund, on an ongoing basis, new businesses in the People's Republic of China, Hong Kong and Korea, in which Mr Cheng has or will have an equity interest. It is envisaged that once these businesses are fully operational, Mr Cheng will assume full responsibility for their management and will step down from his role as Chairman of EMI South East Asia. The Group has an option to buy, and Mr Cheng has an option to sell, his equity interest in the joint venture businesses in 2009 at a price determined by reference to a formula based on a multiple of earnings over a three-year period. Such a price can be limited to not more than US$100m.

33. Post-balance sheet events

On 19 July 2002 the Group announced that it would complete the purchase of the Jobete song catalogue, one of the world's premier music publishing catalogues containing the classic standards of the Motown era. The Group acquired an initial 50% of Jobete Music Co., Inc. in 1997. It acquired a further 30% on 10 April 2003, for a consideration of US$109.3m. The minority shareholder has the right to require the Group to buy the remaining shareholding at a date not earlier than April 2004 and not later than April 2005, failing which the Group has the option, exercisable in October 2005, to purchase the shareholding. The consideration payable for the remaining 20% will be not less than US$75.1m and not more than US$86.3m.

34. Significant investments

The businesses set out below are those which were part of the Group at 31 March 2003 and in the opinion of the Directors significantly affected the Group's results and net assets during the year. Except where otherwise stated, the country of incorporation is England, the operations are within the United Kingdom, the shares are in equity share capital and the businesses are wholly owned.

Subsidiary undertakings
Recorded Music and Music Publishing
Capitol-EMI Music, Inc. (USA)
Capitol Records, Inc. (USA)
Chrysalis Records Ltd
EMI Music Germany GmbH & Co. KG
EMI Entertainment World, Inc. (USA)
EMI Music Australia Pty Ltd (Australia)
EMI Music France S.A. (France)
EMI Music Italy SpA (Italy)
EMI Music Publishing Ltd
EMI Records Ltd
Jobete Music Co., Inc. (USA) (50% owned)#
Priority Records, LLC (USA)
Toshiba-EMI Ltd (Japan) (55% owned)
Virgin Records America, Inc. (USA)
Virgin Records Ltd

Corporate
EMI Group Finance plc
EMI Group Holdings (UK) Ltd
EMI Group International Holdings Ltd
EMI Group North America Holdings, Inc. (USA)
EMI Group North America, Inc. (USA)
EMI Group Worldwide Ltd
Virgin Music Group Ltd*

* Held directly by the Company.
# Jobete Music Co., Inc. has been consolidated as a subsidiary, even though it was only 50% owned, in accordance with section 258(4) of the Companies Act 1985.

Five Year Summary

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Results					
Turnover:					
Continuing operations	**2,175.4**	2,445.8	2,672.7	2,386.5	2,373.5
Operating profit:					
Continuing operations					
Group operating profit before exceptional items and amortisation	**254.0**	190.9	332.5	290.6	269.7
Share of joint venture operating profit	**0.4**	34.3	34.4	27.7	30.1
Share of associates' operating profits (losses)	**0.2**	(1.1)	(3.8)	0.8	(0.7)
Total operating profit before exceptional items and amortisation	**254.6**	224.1	363.1	319.1	299.1
Operating exceptional items	**(24.9)**	(242.4)	(42.9)	(4.0)	–
Amortisation of goodwill and music copyrights	**(42.8)**	(51.3)	(53.8)	(34.6)	(27.3)
	186.9	(69.6)	266.4	280.5	271.8
Non-operating exceptional items:					
(Losses) profits on businesses disposed of or terminated	**(25.2)**	–	–	(9.9)	3.7
Profits on disposal of fixed assets and investments	**234.9**	–	–	52.4	–
Profit (loss) before finance charges	**396.6**	(69.6)	266.4	323.0	275.5
Finance charges	**(77.3)**	(83.2)	(103.6)	(73.7)	(72.0)
Profit (loss) before taxation	**319.3**	(152.8)	162.8	249.3	203.5
Taxation	**(83.2)**	(38.2)	(70.9)	(73.0)	(71.7)
Profit (loss) after taxation	**236.1**	(191.0)	91.9	176.3	131.8
Minority interests	**(6.4)**	(8.5)	(12.7)	(17.9)	(9.2)
Profit (loss) attributable to members of the Holding Company	**229.7**	(199.5)	79.2	158.4	122.6
Operating assets					
Music copyrights	**451.2**	518.2	546.8	521.0	373.6
Goodwill	**56.2**	34.0	61.1	26.7	11.6
Property, plant, equipment and vehicles	**289.4**	277.3	306.8	337.2	348.7
Fixed asset investments	**22.2**	29.5	48.6	38.0	58.2
Investments: own shares	**7.3**	13.1	14.4	18.4	19.9
Stock and debtors, excluding taxation and interest	**973.9**	919.6	994.9	882.9	810.2
Creditors and provisions, excluding taxation, dividends and interest payable	**(1,210.4)**	(1,296.4)	(1,231.3)	(1,106.4)	(1,126.6)
Investment in HMV Group plc	**–**	(159.9)	(168.3)	(169.0)	(167.5)
Operating assets	**589.8**	335.4	573.0	548.8	328.1
Key statistics					
Net borrowings	**859.8**	1,057.9	992.8	921.2	725.2
Net cash inflow from operating activities	**118.3**	211.9	314.8	246.5	330.3
Capital expenditure:					
Fixed assets (continuing operations)	**68.5**	39.2	42.8	37.8	44.7
Earnings per Ordinary Share:					
Basic	**29.3p**	(25.5p)	10.1p	20.3p	15.7p
Adjusted diluted	**15.6p**	11.8p	21.9p	19.2p	18.5p
Dividends per Ordinary Share	**8.0p**	8.0p	16.0p	16.0p	16.0p
Return on sales	**11.7%**	7.8%	12.4%	12.2%	11.4%
Effective tax rate (before exceptional items and amortisation)	**25.3%**	30.0%	27.3%	30.0%	30.9%
Interest cover – excluding joint venture	**3.9x**	4.0x	5.2x	6.9x	7.3x
Dividend cover	**1.95x**	1.5x	1.4x	1.2x	1.2x

Since 1 April 1998, several new accounting standards have been adopted (FRS9 to FRS19) and, where appropriate, comparative results have been restated to reflect the resulting changes in accounting policies and presentation of information.

Investor Information

Financial calendar
Results announcements
Interim to 30 September 2003:
19 November 2003*
Final to 31 March 2004:
18 May 2004*

AGMs and Reports
2003 Annual General Meeting:
9 July 2003
2003 Interim Report:
28 November 2003*
2004 Report and Accounts:
8 June 2004*
2004 Annual General Meeting:
13 July 2004*

Dividend payment dates
2003 final:
payable on 3 October 2003 to shareholders on the register of members at the close of business on 5 September 2003
2004 interim:
payable on 2 April 2004* to shareholders on the register of members at the close of business on 5 March 2004*

*Proposed dates

Lloyds TSB Registrars
Questions about shareholdings, or changes of address or any other particulars, should be sent to:
Lloyds TSB Registrars, Shareholder Services,
The Causeway, Worthing,
West Sussex BN99 6DA, UK.
A helpline, available at local call rates in the UK only, operates during normal office hours on *0870 600 3984*. Shareholders outside the UK should call *+44 121 415 7060.*

www.shareview.co.uk
Lloyds TSB Registrars have a website at: *www.shareview.co.uk* where shareholders can view information about their shareholdings, as well as find information on how to register a change of name and what to do if a share certificate is lost. There are also facilities to download forms relating to changes of address, dividend mandates and stock transfers.

Multiple accounts
If shareholders receive multiple copies of the Group's Annual or Interim Reports, due to differing name and address details, they should write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Payment of dividends to bank or building society accounts
Shareholders who wish to have their dividends paid directly into their UK bank or building society account, with the related tax voucher being sent to their registered address, should request a dividend mandate form from Lloyds TSB Registrars or download the form from *www.shareview.co.uk*

Payment of dividends to overseas shareholders
Arrangements can be made for shareholders in a range of countries outside the UK to have their dividends paid directly into their bank account. To find out if such a service can be made available to you, please contact Lloyds TSB Registrars on *+44 121 415 7047.*

Low-cost share dealing service – NatWest Stockbrokers
An execution-only service, for holders of Ordinary Shares, is available for the sale and purchase of the Company's shares at an attractive commission rate. Details about this service may be obtained from:
NatWest Stockbrokers,
Corporate & Employee Services,
55 Mansell Street, London E1 8AN, UK;
Tel: 0870 600 2050;
e-mail: contactces@natwest.com

This information has been approved for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by NatWest Stockbrokers Limited, which is a member of the London Stock Exchange and is regulated by the Financial Services Authority.

ShareGift
If you have a small number of EMI Group plc shares, with a value that makes it uneconomic to sell them, you may donate the shares to charity through the ShareGift scheme operated by The Orr Mackintosh Foundation. Further information on ShareGift can be obtained from their website at *www.sharegift.org* or by calling *020 7337 0501*.

Individual Savings Account (ISA) – Lloyds TSB Bank Plc#
Lloyds TSB Bank Plc can provide a single company ISA for EMI Group plc Ordinary Shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars either by writing to them at:
The Causeway, Worthing, West Sussex BN99 6UY, or by calling their ISA helpline on *0870 24 24 244.*

Monthly Purchase Plan (MPP) – Lloyds TSB Bank Plc#
Lloyds TSB Bank Plc provides an MPP for EMI Group plc Ordinary Shares. Information about this MPP may be obtained by writing to:
Lloyds TSB Registrars Scotland,
PO Box 28448, Edinburgh EH4 1QW,
or calling the MPP helpline on *0870 60 60 268.*

American Depositary Receipts (ADRs)
The Company's ADRs trade on the Over-the-Counter market, with one American Depositary Share (ADS) representing two EMI Group plc Ordinary Shares. JP Morgan Chase Bank is the Depositary for the Company's ADSs. Enquiries should be directed to:
JP Morgan Service Center,
PO Box 43013, Providence, RI 02940-3013, USA;
Tel: 1-800 428 4237 (toll-free in the USA)
or *1-781 575 4328;*
Website: www.adr.com

£/US$ dividend conversion facility
This service enables the holders of Ordinary Shares who are resident in the US to receive their dividends in US dollars rather than pounds sterling. Details of this facility may be obtained from:
DB Services Tennessee, Inc.,
PO Box 305050, Nashville, Tennessee 37230, USA;
Tel: 1-615 835 3100.

Share sale facility#
Holders of Ordinary Shares, who are resident in the US and who wish to sell their shares, can submit their share certificate(s) to:
Lloyds TSB Registrars, Shareholder Services,
The Causeway, Worthing,
West Sussex BN99 6DA, UK.

The registrar, after receiving a minimum of six applications, arranges for all the shares represented by the certificates received to be sold in one transaction. Thereafter, the proceeds of the sale, less any transaction costs, are split amongst the participants in proportion to their shareholdings and the resultant amount remitted to each participant in US dollars.

UK capital gains tax information
The market value of the Ordinary Shares of EMI Group plc (then known as THORN EMI plc) held on 31 March 1982, as adjusted for subsequent capitalisation issues, was 408.15p per share.

The base cost of EMI Group plc Ordinary Shares acquired prior to the demerger of 19 August 1996 will need to be apportioned between EMI Group plc Ordinary Shares of 25p each and Thorn plc Ordinary Shares of 25p in the proportion 78.8% to 21.2%.

The base cost of EMI Group plc Ordinary Shares of 25p each held prior to the share capital reorganisation of 21 July 1997 will then need to be apportioned between the new Ordinary Shares of 14p each and the former B Shares of 114.5p each in the proportion 89.4% to 10.6%.

Share price information
In the UK, the market price of EMI Group plc Ordinary Shares is available on Ceefax and Teletext, or by calling the FT Cityline service on *0906 843 4214* or *0906 003 4214* (calls charged at 60p per minute).

Unsolicited mail
By law, the EMI Group plc share register has to be available for public viewing. If you wish to avoid receiving unsolicited mail from other organisations, please write to:
Mailing Preference Service,
Freepost 22, London W1E 7EZ,
or call *08457 034599* for an application form.

Annual and Interim Reports
Copies of the Group's previous Annual and Interim Reports are available from the Corporate Communications Department at the address shown below in italics, or, for 1997 onwards, on the EMI Group website at the address shown under Website/general enquiries below.

Social Responsibility Report and information
The Group's Social Responsibility Report for 2003 will be published during the summer of 2003 and will be made available on the EMI Group website at the address shown below. The printed version and further information on social responsibility matters may be obtained from the Corporate Communications Department at the address shown under Website/general enquiries below.

Website/general enquiries
The EMI Group website provides news and financial information about the Group, as well as its Recorded Music and Music Publishing businesses, together with links to its recorded music labels.

General enquiries may be addressed to the Corporate Communications Department at:
EMI Group plc,
27 Wrights Lane, London W8 5SW, UK;
Tel: 020 7795 7000;
Callers from outside the UK should call:
+44 20 7795 7000;
Website: www.emigroup.com

The publication of the information in respect of Individual Savings Accounts, the Monthly Purchase Plan and the Share Sale Facility has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank Plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.

Analysis of Ordinary Shareholdings at 15 May 2003

Range	No. of holdings	%	Balance as at 15 May 2003	%
1 to 500	11,268	46.00	2,382,069	0.3
501 to 1,000	5,679	23.18	4,194,879	0.5
1,001 to 10,000	6,415	26.19	15,360,726	2.0
10,001 to 100,000	669	2.73	23.903,269	3.0
100,001 to 1,000,000	326	1.33	110,643,321	14.0
1,000,001 and over	139	0.57	632,113,669	80.2
Totals	24,496	100.00	788,597,933	100.0

Subject Index

Principal references

Design
SEA

Print
MM Print Limited

Cover Photography
John Ross

Music from EMI

EMI Group plc
27 Wrights Lane
London
W8 5SW

Telephone
020 7795 7000
www.emigroup.com

Registered in
England and Wales
Number 229231

This document is important and requires your immediate attention. If you are in any doubt about what action to take, you are recommended to seek advice from your own independent financial adviser, authorised pursuant to the Financial Services and Markets Act 2000. If you have sold or transferred all of your Ordinary Shares in EMI Group plc, please pass this document, together with the enclosed Annual Report and Proxy Form, to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



EMI Group plc: Registered in England and Wales No. 229231. Registered Office: 27 Wrights Lane, London W8 5SW

10 June 2003

Dear Shareholder

EMI Group plc 2003 Annual General Meeting
The 2003 Annual General Meeting ('AGM') of the Company is to be held on Wednesday, 9 July 2003 and the Notice convening the AGM is set out on page 4 of this document. In addition to the ordinary business of the AGM, there are items of special business to be transacted, as explained and summarised below. Biographical details of those Directors standing for re-election or election are provided on pages 37 and 38 of the Annual Report.

Approval of Directors' Remuneration Report – Resolution 3
This additional Ordinary Resolution is presented in compliance with the Directors' Remuneration Report Regulations 2002. The Regulations require the Report to be put to a vote of shareholders at the AGM. The Report is on pages 46 to 56 of the Annual Report.

Issues of share capital – Resolutions 9 and 10
The existing general authority of the Directors to allot shares and the current disapplication of the statutory pre-emption rights, conferred at the 2002 AGM, will expire at the conclusion of the 2003 AGM.

Article 14 of the Company's Articles of Association gives the Directors general authority to allot shares in the Company for a period not exceeding five years (the 'prescribed period') and up to a maximum nominal amount (the 'Section 80 amount') as approved by an Ordinary or a Special Resolution of the Company. Article 14 also empowers the Directors to disapply statutory pre-emption rights during the prescribed period, so that shares may be allotted for cash in connection with a rights, or similar, issue and also may be allotted for cash in other circumstances up to a maximum nominal amount approved by a Special Resolution of the Company (the 'Section 89 amount').

Ordinary Resolution 9 provides for the Section 80 amount to be £41,672,749 representing approximately 37.7% of the Company's issued share capital as at 15 May 2003. This amount is the aggregate of £36,801,237 (being one third of such issued share capital) and £4,871,512 (being the amount required to meet existing rights of subscription over shares in the Company). Other than the allotment of shares under the Executive and Savings-Related Share Option Schemes and, if approved at this year's AGM, the Executive Share Incentive Plan, the Directors have no present intention of using this authority for the allotment of further shares.

Special Resolution 10, which will only be effective if Resolution 9 is passed, provides for the Section 89 amount to be £5,520,186, representing 5% of the Company's issued ordinary share capital as at 15 May 2003. This limit conforms with the pre-emption guidelines of the Association of British Insurers and the National Association of Pension Funds.

The prescribed period for which the powers and authorities referred to in Resolutions 9 and 10 are granted will expire at the conclusion of the AGM to be held in 2004 (or on 8 October 2004 if earlier), when the Directors intend to seek further renewals of these authorities.

Purchase of own shares – Resolution 11
The current authority for the Company to purchase its own Ordinary Shares, as conferred at the 2002 AGM, expires at the conclusion of the 2003 AGM. Special Resolution 11 seeks to renew the authority for the Company to purchase up to a maximum of 78,859,793 Ordinary Shares, being 10% of the Company's issued share capital as at 15 May 2003. The resolution also provides that the maximum price per Ordinary Share payable on the exercise of the authority shall not be more than 5% above the average of the middle-market quotations for the Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange, for the five business days prior to making any purchase. The minimum price payable shall be 14p per Ordinary Share, being the nominal value of an Ordinary Share. Both the maximum and minimum prices permitted to be paid are exclusive of expenses.

The Directors have no present intention of using this authority. In reaching a decision to use this authority, the Directors would take into account the Company's cash resources and capital requirements, together with the effect of the purchase on the tax position of the Group and of shareholders as a whole, and on earnings per share. The authority will expire on 8 October 2004 or at the conclusion of the AGM in 2004, whichever is the earlier. The Directors expect to seek further renewals of this authority.

Approval of Executive Share Incentive Plan – Resolution 12
By this Resolution, shareholders are being asked to approve the establishment of a new share-based incentive arrangement, the EMI Executive Share Incentive Plan (the 'ESIP'). The ESIP will replace EMI's current executive share incentive schemes, under which (assuming the ESIP is approved at the AGM) no further awards will be made.

Following a review of remuneration arrangements for senior executives by the Remuneration Committee, which exclusively comprises all the Non-executive Directors, a number of key objectives have shaped the proposed structure of the ESIP.

First, the Remuneration Committee wishes to introduce a more co-ordinated share incentive policy for the Company's key executives, with a more consistent approach to grant levels and to the setting of performance targets.

Secondly, the ESIP is intended to be flexible enough to enable market-competitive awards to be granted in the different jurisdictions in which the Company competes for executive talent. For this reason, the Company wishes to make use of pre-grant performance conditions (based on the achievement of demanding annual bonus targets) to determine grant levels for divisional-based executives, including those based in the US (where these types of arrangements are most common).

Thirdly, the Remuneration Committee recognises that, as the Company is a UK-listed plc, all Executive Directors and executives with responsibilities in the corporate headquarters, including those below main Board level, irrespective of where they are based, should be subject to a typical UK incentive policy, where share incentive awards will be subject to performance conditions determining whether awards vest. For example, the Group Human Resources Director, who is a US citizen based in New York, will receive options subject to UK-style pre-vesting performance targets.

Finally, the Remuneration Committee wanted to ensure that pre-vesting targets applied to awards are genuinely stretching in the context of a challenging market and the continuing threat of music piracy.

Details of the ESIP are set out in the Appendix on pages 5 to 8. In summary, the ESIP will be operated as follows:

- Three types of award may be made to senior executives; share options, performance shares and (in exceptional circumstances only) restricted shares.
- It is the Remuneration Committee's current intention that no participant will be granted performance share awards and options over more than 100% and 200%, respectively, of base salary in any year, except in recruitment cases when the limit is 800% of base salary.
- Performance share awards will have pre-vesting targets set over a single performance measurement period, of at least three years from grant. There will be no provision to retest the performance condition. Initial performance share awards for Executive Directors and other Group executives will only vest in full if the Company's Total Shareholder Return equals that of the upper quintile (ie at or within the highest 20%) of the companies in the FTSE Mid-250 Index (excluding investment trusts) over the three-year period following grant.
- Options may have either pre-grant or pre-vesting targets, although all grants made to Executive Directors will only have pre-vesting targets. Initial options with pre-vesting targets will only vest in full if the Company's average earnings per share ('EPS') growth over the three-year period following grant is no less than the retail price index ('RPI') plus 7% pa. There will be no provision to retest the performance condition.
- Restricted share awards will only be used in exceptional circumstances, such as a recruitment situation. The value of restricted shares awarded will be limited to the value of a recruit's outstanding share awards at his/her existing employer that would be forfeit, other than in the event that the Remuneration Committee is satisfied that the proposed salary is demonstrably below market rates. In relation to these awards, there would be no restrictions on the minimum vesting period and no requirement that pre-vesting targets must apply.
- Executive Directors will be required to build and maintain a shareholding worth the equivalent of 200% of base salary. Until such time as this requirement is achieved, Executive Directors will be required to retain shares with a value of no less than 25% of net gains made from the exercise of awards under the ESIP.

If the Remuneration Committee determines that pre-vesting targets different from those described above should be applied to future awards,or if it determines that awards should be made in excess of the current grant policy described above, this will be clearly stated and justified in the Directors' Remuneration Report contained in the Annual Report published following such determination.

Action to be taken by shareholders
Accompanying this document is a pre-addressed Proxy Form. You are urged to complete the Proxy Form and return it to Lloyds TSB Registrars so as to arrive no later than 48 hours before the time of the AGM. The return of the Proxy Form will not prevent you from attending the AGM and voting if you are so entitled and so wish.

Electronic Proxy Appointment
Electronic Proxy Appointment ('EPA') is being made available again for this year's AGM. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by Lloyds TSB Registrars at www.sharevote.co.uk. This facility provides for the electronic appointment of a proxy but not direct electronic voting, so the person appointed as proxy will have to attend the AGM in person and, on a poll, vote on your behalf. Further details about EPA are set out in the notes to the Proxy Form.

CREST members may use the CREST electronic proxy appointment service to submit their proxy appointments in respect of the AGM. Such proxy appointments should be transmitted to Lloyds TSB Registrars (ID 7RA01) using the procedures described in the CREST Manual. Further detailed information in this regard is set out in Note (b) below.

Recommendations
Each member of the Remuneration Committee, none of whom will receive benefits under the ESIP, considers the ESIP to be in the best interests of shareholders as an effective means of aligning the interests of executives with those of all shareholders. Accordingly, each member of the Remuneration Committee recommends that shareholders vote in favour of the approval of the ESIP.

All of the Directors of EMI Group plc believe that the other proposed resolutions are in the best interests of the Company and its shareholders in general. Accordingly, the Directors recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

Yours sincerely,



Eric Nicoli
Chairman

Notes:

(a) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 7 July 2003 (the 'Specified Time') shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members (the 'Register') for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, shareholders must have been entered on the Register at the time which is 48 hours before the time fixed for the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the Notice.

(b) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 9 July 2003 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed voting service providers, should refer to their sponsor or voting service providers, who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to the previously appointed proxy must, to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take or, if the CREST member is a CREST personal member or sponsored member or has appointed voting service providers, to procure that his/her CREST sponsor or voting service providers take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(c) Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Completion of the Proxy Form, or submission of an electronic appointment of proxy, for the AGM does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes.

(d) A copy of the proposed rules of the EMI Executive Share Incentive Plan will be available on each business day during normal business hours from the date of this circular until the close of the AGM at the offices of New Bridge Street Consultants, 20 Little Britain, London EC1A 7DH and at the registered office of the Company.

(e) Copies of contracts of service between any Director and the Company or any of its subsidiaries are available for inspection at the registered office of the Company on each business day during normal business hours.

(f) Copies of each of the documents referred to in Notes (d) and (e) above will be available on the day of the AGM, at the place of the AGM, from at least 15 minutes prior to the AGM until its conclusion. The Register of Directors' Interests will also be available for inspection from the commencement of the AGM until its conclusion.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of EMI Group plc will be held at the Sainsbury Wing, National Gallery, Trafalgar Square, London WC2N 5DN on Wednesday, 9 July 2003 at 2.30pm.

As ordinary business
To consider and, if thought fit, pass Resolutions 1 to 8 inclusive, which will be proposed as ordinary resolutions.

1 To receive the Directors' Report and the Financial Statements for the year ended 31 March 2003.

2 To declare a final dividend of 6.0p per Ordinary Share.

3 To approve the Directors' Remuneration Report for the year ended 31 March 2003.

4 To re-elect Mr E L Nicoli as a Director.

5 To elect Mr P A Georgescu as a Director.

6 To elect Mr D J Londoner as a Director.

7 To reappoint Ernst & Young LLP as auditor until the conclusion of the next general meeting at which accounts are laid before the Company.

8 To authorise the Directors to determine the remuneration of the auditor.

As special business
To consider and, if thought fit, pass Resolutions 9 to 12 inclusive, of which Resolutions 9 and 12 will be proposed as ordinary resolutions and Resolutions 10 and 11 will be proposed as special resolutions.

9 Ordinary Resolution – Authority to Allot Shares
THAT the authority to allot relevant securities conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 8 October 2004 or at the conclusion of the 2004 Annual General Meeting (whichever is the earlier) and for such period the Section 80 amount shall be £41,672,749.

10 Special Resolution – Disapplication of Pre-emption Rights
THAT, subject to the passing of Resolution 9, the authority to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 8 October 2004 or at the conclusion of the 2004 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,520,186.

11 Special Resolution – Purchase of Own Shares by the Company
THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,859,793 Ordinary Shares of 14p each provided that:
(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle-market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and
(ii) this authority, unless previously renewed, shall expire on 8 October 2004 or at the conclusion of the 2004 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

12 Ordinary Resolution – Approval of Executive Share Incentive Plan
THAT:
(i) the rules of the EMI Executive Share Incentive Plan (the 'ESIP'), a summary of the principal terms of which is set out in the Notice of Annual General Meeting, be approved in the form produced at the Annual General Meeting and signed by the Chairman for the purposes of identification;
(ii) the Directors be authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this Resolution, including making such amendments as may be necessary to obtain the approval of the Inland Revenue, or such other approvals as the Directors consider necessary or desirable; and
(iii) the Directors be authorised to establish further schemes or plans based on the ESIP (or schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any shares made available under such schemes or plans are treated as counted against the limits on individual and overall participation contained in the rules of the ESIP.

By Order of the Board

C P Ashcroft
Secretary

10 June 2003

Appendix

Summary of the principal features of the EMI Executive Share Incentive Plan (the 'ESIP')

Common features of all awards ('Awards')

Eligibility
All employees of the Company and its subsidiaries (including Directors who are required to devote substantially the whole of their working time to the business of the Group) who are not within six months of their anticipated retirement ages will be eligible to participate in the ESIP at the discretion of the Remuneration Committee.

Grant of Awards
Awards may be granted under Parts II to VI of the ESIP as follows:

- Part II – Inland Revenue approved share options.
- Part III – Unapproved share options.
- Part IV – US Incentive Stock Options.
- Part V – Performance shares.
- Part VI – Restricted shares.

Awards (which may relate to new and/or existing shares) may be granted within the six weeks following the approval of the ESIP by shareholders and thereafter within the six weeks following the announcement by the Company of its results for any period or the removal of any statutory or regulatory restriction which had previously prevented an Award being granted; and at other times in circumstances considered by the Remuneration Committee to be exceptional.

No Awards may be granted later than 10 years after the approval of the ESIP by shareholders, although the appropriateness of the ESIP will be reviewed by the Remuneration Committee after five years.

No payment will be required for the grant of an Award. Awards are neither transferable nor pensionable.

Limits on the issue of shares
No Awards shall be granted in any year which would, at the time they are granted, cause the number of shares allocated in the period of 10 years ending at that time under the ESIP, or under any other employee share scheme adopted by the Company, to exceed such number as represents 10% of the ordinary share capital of the Company in issue at that time.

No Awards shall be granted in any year which would, at the time they are granted, cause the number of shares allocated in the period of 10 years ending at that time under the ESIP, or under any other discretionary share scheme adopted by the Company, to exceed such number as represents 5% of the ordinary share capital of the Company in issue at that time.

For these purposes, 'allocated' shall mean, in relation to any Award or other share option, placing unissued shares under Award or option and, in relation to awards under other types of employee share scheme, the allotment and issue of shares.

Rights attaching to shares
Shares allotted under the ESIP will rank pari passu with all other Ordinary Shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

Cash equivalent
With the exception of Awards made under Part II of the ESIP, the exercise of Awards may be satisfied by the transfer to the participant of a cash amount equal to the difference between the market value of the shares on exercise and the amount payable by the participant to exercise the Award.

Adjustment of Awards
In the event of any variation of share capital, adjustments considered to be appropriate may be made to the total number of shares subject to Awards and (where relevant) the price payable on the exercise of Awards.

Alterations to the ESIP
The ESIP may at any time be amended or added to by the Remuneration Committee in any respect (subject to compliance with the Listing Rules of the UK Listing Authority), provided that the prior approval of the Company in general meeting must be obtained for any alteration or addition to the advantage of the persons to whom Awards may be granted, to any of the rules governing eligibility, the limits on individual participation and the number of shares which may be issued under the ESIP, the terms of exercise of Awards, the rights attaching to shares acquired and the adjustment of Awards on a variation of capital, except for minor amendments to benefit the administration of the ESIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

Awards granted under Parts II to IV

Types of Award

Awards granted under Parts II, III and IV take the form of share options. The Company intends to seek UK Inland Revenue approval of Part II. Part III is not designed for Inland Revenue approval and is intended to be used primarily where executives have more than £30,000-worth of outstanding approved options. Under Part IV, options may be granted as 'Incentive Stock Options' which can confer certain tax reliefs on US participants. To comply with the US tax rules, the aggregated market value (as at the date of grant) of shares in respect of which Incentive Stock Options may first become exercisable by a participant each year is limited to US$100,000.

Except to the extent required to obtain UK Inland Revenue or US Internal Revenue Service approval, Parts II, III and IV of the ESIP are in all material respects identical.

Limit on Awards

Awards granted to an individual under Parts II to IV in any year are normally limited to Awards over shares worth (at grant) no more than 400% of base salary, unless the person has been granted an Award under Part V in any year, in which case the limit is 300% of base salary. However, notwithstanding the above, in the first year of employment, the limit is 800% of base salary.

Exercise price

The price per share payable upon the exercise of an Award granted under Parts II to IV will not be less than the higher of:

(a) the average of the middle-market quotations of a share on the London Stock Exchange on the three dealing days immediately prior to the grant date, provided that no such dealing day may fall prior to the date on which the Company last announced its results for any period; and
(b) the nominal value of a share (unless the Award is expressed to relate only to existing shares).

Exercise of Awards

An Award granted under Parts II to IV with pre-vesting targets will normally be exercisable between three and 10 years following its grant, but normally only if and to the extent that the pre-vesting targets have been satisfied. The pre-vesting target that the Remuneration Committee intends to apply to certain initial awards made under Parts II to IV relates to the Company's average annual compound growth in EPS (calculated on a fully diluted and normalised basis) over the three-year period following grant as follows:

Average compound EPS growth pa	Proportion of Award exercisable
RPI+3%	33%
RPI+5%	66%
RPI+7%	100%

To the extent that the pre-vesting targets are not met at the end of the three-year period following grant, the Award lapses. Therefore, there will be no ability to retest the pre-vesting targets (which may be varied in certain circumstances following the grant so as to achieve their original purpose).

Awards granted with pre-grant but not pre-vesting conditions may become exercisable in no fewer than four annual tranches commencing on the first anniversary of the grant date. No Executive Directors will be eligible to be considered for the grant of such options.

Cessation of employment

Awards granted under Parts II to IV normally lapse on cessation of employment, unless the Remuneration Committee determines otherwise. However, Awards may become exercisable for a limited period (irrespective of the period for which the Award has been held) following cessation of employment by reason of death, injury, ill health, disability, redundancy, where the option holder's employer or business unit ceases to be within the Group, or in other circumstances as the Remuneration Committee may determine.

However, Awards subject to pre-vesting targets will only become exercisable to the extent prescribed by the pre-vesting targets. In these circumstances, the Remuneration Committee, acting fairly and reasonably, will determine the extent to which the pre-vesting targets are satisfied, taking account of the performance of the Company up to the cessation of employment. In the event of retirement, such Awards remain unaffected and will vest to the extent prescribed by the pre-vesting targets at the end of the three-year period after the grant date.

In good-leaver cases, as defined in the ESIP rules, Awards subject to pre-grant but not pre-vesting targets will become exercisable on cessation of employment, but only on a pro rata basis to be calculated on the basis of the period of time elapsed between the grant date and the date of the relevant event as a proportion of the period between the grant date and the date on which the Award would otherwise have become exercisable in full.

Change in control, etc
Awards subject to pre-vesting targets will become exercisable in the event of an amalgamation, takeover, reconstruction or winding up of the Company and, if the Remuneration Committee so decides, on a demerger, but not in the event of an internal reorganisation, and only to the extent prescribed by the pre-vesting targets. In these circumstances, the Remuneration Committee, acting fairly and reasonably, will determine the extent to which the pre-vesting targets are satisfied, taking account of the performance of the Company up to the relevant event.

Awards subject to pre-grant but not pre-vesting targets will also become exercisable if these circumstances arise, but only on a pro rata basis to be calculated on the basis of the period of time elapsed between the grant date and the date of the relevant event as a proportion of the period between the grant date and the date on which the Award would otherwise have become exercisable in full.

Awards granted under Part V

Type of Award
Awards granted under Part V take the form of rights to receive shares in the Company in the future for the payment of £1 in total (ie not £1 for each share subject to the Award). Awards were structured in this way to provide certainty of tax treatment and the Remuneration Committee may dispense with the need to receive such nominal payments where it is not necessary to secure such treatment.

Limit on Awards
Awards granted to an individual under Part V in any year are normally limited to Awards over shares worth (at grant) no more than 200% of base salary, unless the person has been granted an Award under Part III in any year, in which case the limit is 150% of base salary. However, notwithstanding the above, in the first year of employment, the limit is 400% of base salary.

Exercise of Awards
An Award granted under Part V will normally be exercisable three years after the grant date, but only if and to the extent that the pre-vesting target has been satisfied. The pre-vesting target that the Remuneration Committee intends to apply to the initial awards made under Part V relates to the Company's Total Shareholder Return ('TSR') performance compared with the companies in the FTSE Mid-250 Index (excluding investment trusts) on the grant date. TSR is a measure of the return to a shareholder (in terms of share price appreciation assuming reinvestment of any dividends) over a fixed period. The targets will be as follows:

Company's ranking	Percentage of Award that vests
Below median	0%
Median	25%
At or above upper quintile (ie within the highest 20%)	100%

Awards vest on a straight-line basis between the median and upper-quintile points. To the extent that the pre-vesting targets are not met at the end of the three-year period following grant, the Award lapses. Therefore, there will be no ability to retest the pre-vesting targets (which may be varied in certain circumstances following the grant so as to achieve their original purpose). However, notwithstanding the Company's TSR performance, no Awards will become exercisable unless the Remuneration Committee is satisfied that the Company's TSR performance reflects the underlying performance of the Company.

Awards will lapse six months after they become exercisable, unless the Remuneration Committee determines otherwise.

Cessation of employment
Awards granted under Part V normally lapse on cessation of employment, unless the Remuneration Committee determines otherwise. However, Awards may become exercisable for a limited period (irrespective of the period for which the Award has been held) following cessation of employment by reason of death, injury, ill health, disability, redundancy, where the option holder's employer or business unit ceases to be within the Group or in other circumstances as the Remuneration Committee may determine, but only to the extent prescribed by the pre-vesting targets. In these circumstances, the Remuneration Committee, acting fairly and reasonably, will determine the extent to which the pre-vesting targets are satisfied, taking account of the performance of the Company up to the cessation of employment. In addition, Awards will only become exercisable in these circumstances on a pro rata basis to be calculated on the basis of the period of time elapsed between the grant date and the date of the relevant event as a proportion of the period between the grant date and the date on which the Award would otherwise have become exercisable in full.

In the event of retirement, Awards remain unaffected and will vest to the extent prescribed by the pre-vesting targets at the end of the three-year period after the grant date.

Change in control, etc
Awards will become exercisable in the event of an amalgamation, takeover, reconstruction or winding up of the Company and, if the Remuneration Committee so decides, on a demerger, but not in the event of an internal reorganisation, and only to the extent prescribed by the pre-vesting targets. In these circumstances, the Remuneration Committee, acting fairly and reasonably, will determine the extent to which the pre-vesting targets are satisfied, taking account of the performance of the Company up to the relevant event. In addition, Awards will only become exercisable in these circumstances on a pro rata basis to be calculated on the basis of the period of time elapsed between the grant date and the date of the relevant event as a proportion of the period between the grant date and the date on which the Award would otherwise have become exercisable in full.

Awards granted under Part VI

Type of Award
Awards granted under Part VI take the form of rights to receive shares in the Company in the future for the payment of £1 in total (ie not £1 for each share subject to the Award).

Limit on Awards
Where an Award granted under Part VI is made in connection with the recruitment of a new employee or office-holder of the Company, the aggregate market value of all the shares over which such Award may be made must not normally exceed the intrinsic value (as determined by the Remuneration Committee) of any incentive awards that had been granted to the new employee or office-holder pursuant to, and still are subsisting immediately prior to the cessation of, his/her previous employment the benefit of which the individual is foregoing by so ceasing his/her previous employment.

Notwithstanding the above, the Remuneration Committee may also grant an additional Award under Part VI over such number of shares whose market value is no greater than the amount by which the base salary payable to the individual over such period as the Remuneration Committee determines is less than the base salary that the Remuneration Committee reasonably determines to be the market rate of salary for that individual for that period.

Exercise of Awards
An Award granted under Part VI shall become exercisable on such date or dates as the Remuneration Committee may determine on the grant date.

Cessation of employment
If a participant ceases employment, the Remuneration Committee shall determine the extent to which (if at all) and the period of time within which (if at all) an Award granted under Part VI may be exercised, unless the Remuneration Committee has previously determined such matters on the grant date.

Change in control, etc
In the event of an amalgamation, takeover, reconstruction or winding up of the Company and, if the Remuneration Committee so decides, on a demerger, the Remuneration Committee shall determine the extent to which (if at all) and the period of time within which (if at all) an Award granted under Part VI may be exercised, unless the Remuneration Committee has previously determined such matters on the grant date.

The right is also reserved up to the forthcoming Annual General Meeting to make such amendments to the ESIP as are considered appropriate, provided they do not conflict in any material respect with this summary of the rules of the ESIP.



EMI Group plc
Annual General Meeting
Wednesday, 9 July 2003

Reference Number | Card ID | Account Number

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.

I, the undersigned, being a member of EMI Group plc, hereby appoint the Chairman of the Meeting, or

as my proxy to vote on my behalf in the event of a poll at the Annual General Meeting of the Company to be held at 2.30pm on Wednesday, 9 July 2003 and at any adjournment thereof. The proxy will vote on the undermentioned resolutions, as indicated.

The proxy will vote, or abstain from voting, at his or her discretion on any resolution listed below if I have given no instruction regarding that resolution and on any other business transacted at the Meeting.

Please indicate your vote by marking the appropriate boxes in black ink like this ☒ and signing where indicated below.

Resolutions	For	Against	Abstain
1. *To receive the Directors'* Report and the Financial Statements	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. *To approve the Directors'* Remuneration Report	☐	☐	☐
4. To re-elect Mr E L Nicoli as a Director	☐	☐	☐
5. To elect Mr P A Georgescu as a Director	☐	☐	☐
6. To elect Mr D J Londoner as a Director	☐	☐	☐
7. To reappoint the auditor	☐	☐	☐
8. To authorise the Directors to determine the remuneration of the auditor	☐	☐	☐
9. *To authorise the* Directors to allot shares	☐	☐	☐
10. To authorise the disapplication of pre-emption rights	☐	☐	☐
11. To authorise the purchase of own shares	☐	☐	☐
12. To approve the Executive Share Incentive Plan	☐	☐	☐

☐ Please mark this box if signing on behalf of the shareholder as an attorney, receiver, or otherwise.

Signature

This Proxy Form should not be used for any comments, change of address notifications, or other queries; please send a separate instruction.

Date

Notes on submitting your proxy appointment

As a shareholder you have a right to attend, speak at and vote at the Annual General Meeting ('AGM'). If you are unable to attend the AGM, you can appoint the Chairman or some other person to attend and vote in your place. Such person, who is known as a proxy, need not be a shareholder. Submission of a proxy appointment will not preclude you from attending and voting at the AGM.

A proxy can only vote on a poll. Your proxy must vote as you instruct but, in the absence of any such direction, may vote or abstain at the AGM as he/she sees fit.

Electronic appointment
You can register your proxy appointment over the internet by visiting www.sharevote.co.uk where details of the relevant procedure are given. The reference number, card ID and account number shown on this Proxy Form will be required in using this electronic proxy appointment system.

This electronic facility is available to all shareholders and those who use it will not be disadvantaged. No special software is required other than internet access. An electronic appointment of proxy will not be valid if sent *to any address other than www.sharevote.co.uk*, or if received after 2.30pm on Monday, 7 July 2003; it will not be accepted if found to contain a computer virus.

CREST members may use the CREST electronic proxy appointment service to submit their proxy appoint-*ments in respect of the AGM. Such proxy appointments* should be transmitted to Lloyds TSB Registrars (ID 7RA01) using the procedures described in the CREST Manual. Further detailed information in this regard is set out in Note (b) on page 3 of the Notice of AGM.

Paper appointment
If you prefer to register your proxy appointment in paper form, please follow the procedure outlined below:

1. Please make a note of your reference number, card ID and account number before despatching the proxy form in case you wish to change your appointment and/or voting instructions and choose to do so electronically rather than in paper form.
2. To appoint someone other than the Chairman as your proxy, please delete the words 'the Chairman of the Meeting, or', insert the name of your chosen proxy using capital letters in the space provided and initial the alteration.
3. To be valid, the Proxy Form must be signed and must be received by Lloyds TSB Registrars by 2.30pm on Monday, 7 July 2003. For joint shareholdings, only the first-named shareholder need sign the Form. If the shareholder is a corporation, the Form must *show the corporation's common seal, or be signed* by an officer or other person authorised in writing to sign on behalf of the corporation. A person signing the Form instead of the shareholder must enclose the written authority under which their signature is provided.
4. If the Proxy Form is posted in the UK or the Channel Islands, there is no postage to pay. UK shareholders may, if they wish, return the Form in an envelope, free of charge, to: EMI Group plc, Lloyds TSB Registrars, Freepost SEA 9438, Worthing, West Sussex BN99 6AA. Shareholders posting the Form outside the UK or the Channel Islands should send it in an envelope to the address on the back of the Form and pay the appropriate postage.
5. If you have any questions about completing this Form, please phone 0870 600 3984 or +44 121 415 7060 if calling from outside the UK.

Attendance card
EMI Group plc Annual General Meeting – Wednesday, 9 July 2003

If you attend the Annual General Meeting to be held at the Sainsbury Wing of the National Gallery, Trafalgar Square, London WC2N 5DN (see map overleaf) at 2.30pm on Wednesday, 9 July 2003, please bring this card with you to hand in on arrival at the shareholder registration desk, where it will be exchanged for an admission card.



Sainsbury Wing,
National Gallery,
Trafalgar Square,
London WC2N 5DN


ST. JAMES'S ST
PICCADILLY
REGENT STREET
PALL MALL
THE MALL
REGENT STREET
HAYMARKET
SHAFTESBURY AVENUE
ST. JAMES'S PARK
CHARING CROSS ROAD
WHITEHALL
NORTHUMBERLAND AVE
STRAND
VICTORIA EMBANKMENT
EMBANKMENT
HUNGERFORD BRIDGE
WATERLOO BRIDGE
ALDWYCH
KINGSWAY

London Underground station
Main line station

Business Reply Service
Licence No SEA 7144

Do not affix stamp if posted in
Gt. Britain, Channel Islands or N. Ireland





LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
WEST SUSSEX
BN99 6AR
UK

EMI GROUP plc

EXECUTIVE SHARE INCENTIVE PLAN

New Bridge Street Consultants
20 Little Britain
London EC1A 7DH

PART I - GENERAL PROVISIONS

1. DEFINITIONS AND INTERPRETATION

(1) In the ESIP, unless the context otherwise requires:-

"**Award**" means an Option, a Conditional Share Award and/or a Restricted Share Award granted subject to the terms of the relevant part of the ESIP all of which are rights to acquire shares and for this purpose a right to acquire Shares includes a right to purchase Shares and a right to subscribe for Shares;

the "**Board**" means the board of directors of the Company or a committee appointed by it;

the "**Committee**" means the remuneration committee of the Board from time to time or, upon the occurrence of a Corporate Event, then the remuneration committee of the Board as constituted immediately before such event occurs;

the "**Company**" means EMI Group plc (registered in England and Wales with registered number 229231);

"**Conditional Share Award**" means a right to acquire Shares for the payment of £1 in total granted under and pursuant to the terms and conditions of Part V of the ESIP;

"**Control**" means control as defined by Section 840 of ICTA 1988;

"**Corporate Event**" means a Take-over or Reorganisation which is not an Internal Re-organisation;

the "**ESIP**" means the EMI Group plc Executive Share Incentive Plan as herein set out but subject to any alterations or additions made under Rule 8 (or any other relevant provision);

the "**Grant Date**" in relation to an Award means the date on which the Award was granted;

"**Grant Conditions**" means such term(s) and/or requirement(s) that the Committee may apply, the satisfaction of which shall determine the number of Shares over which Awards are made to Participants;

"**Good Reason**" cessation of employment by a Participant with any Group Member by reason of injury, ill-health, disability, redundancy (within the meaning of the Employment Rights Act 1996) or by reason only that his office or employment is in a company which ceases to be a Group Member, or relates to a business or part of a business which is transferred to a person who is not a Group Member;

"**Group Member**" means:

(a) the Company or a body corporate which is (within the meaning of section 736 of the Companies Act 1985) the Company's holding company or a subsidiary of the Company's holding company; or

(b) a body corporate which is (within the meaning of section 258 of that Act) a subsidiary undertaking of a body corporate within paragraph (a) above and has been designated by the Committee for this purpose;

"ICTA 1988" means the Income and Corporation Taxes Act 1988;

"Inland Revenue" means the Board of the UK Inland Revenue;

"Internal Re-organisation" means a Take-over or Reorganisation the result of which is that the Company will be under the Control of another company or the business of the Company is carried on by another company and the persons who owned the shares in the Company immediately before the change of Control will immediately afterwards own more than 75% of the shares in that other company;

"Market Value" means the average middle-market quotation of a Share (as derived from London Stock Exchange Daily Official List) for the three dealing days immediately preceding the Grant Date (or, in the case of an Option granted under Part II, such other dealing day or days prior to the Grant Date as may be agreed in advance with the Inland Revenue), provided that no such day or days may fall prior to the date on which the Company last announced its results for any period;

"Option" means a right to acquire Shares for an amount no less than the aggregate Market Value on the Grant Date of the Shares over which the Option is granted, granted under and pursuant to the terms and conditions of Parts II, III or IV of the ESIP;

"Participant" means a person who holds an Award;

"Participating Company" means the Company or any Subsidiary;

"Pro Rata Basis" means the extent to which an Award shall become exercisable in certain prescribed circumstances which shall be the ratio (expressed as a percentage) that the number of days that have elapsed between the Grant Date and the "relevant event" (as defined in the relevant Rules of the ESIP) bears to the number of days between the Grant Date and the date on which the Award would normally become exercisable in full (subject to the conditions set out herein including, but not limited to, the satisfaction of Vesting Conditions (where such Vesting Conditions apply));

"Reorganisation" means when any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985 or Articles 421 to 423 of the Companies (Northern Ireland) Order 1986, or if under section 425 of that Act or Article 418 of the Companies (Northern Ireland) Order 1986, the court sanctions a compromise or arrangement proposed for the purposes or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies or if the Company passes a resolution for voluntary winding up, or if an order is made for the compulsory winding up of the Company;

"Restricted Share Award" means a right to acquire Shares for the payment of £1 in total granted under and pursuant to the terms and conditions of Part VI of the ESIP;

"Rules" means the rules of the ESIP as herein set out but subject to any alterations or additions made under Rule 8 (or any other relevant provision);

"Salary" means a person's base salary before tax (excluding benefits in kind), expressed as an annual rate, payable or to be paid by the Participating Companies to him at the relevant time and where a payment of salary is made otherwise than in sterling, the payment shall be treated as being of the amount of sterling ascertained by applying such rate of exchange published in a national newspaper as the Committee shall reasonably determine;

"**Schedule 4**" means Schedule 4 to the Income Tax (Earnings & Pensions) Act 2003;

"Shares" means ordinary shares in the capital of the Company;

"Subsidiary" means a body corporate which is a subsidiary of the Company (within the meaning of section 736 of the Companies Act 1985);

"Take-over" means when any person obtains Control of the Company as a result of making a general offer to acquire shares in the Company, or having obtained control makes such an offer and for these purposes a person shall be deemed to have obtained Control of the Company if he and others acting in concert with him have together obtained Control of the Company;

the **"Trustees"** means the trustee or trustees for the time being of any trust established for the benefit of beneficiaries, including individuals eligible to participate in the ESIP by virtue of Rule 2 (or any other relevant provision);

the **"UKLA"** means the UK Listing Authority, and

"Vesting Conditions" means such other (in the case of options granted under Part II only, objective) term(s) and/or requirement(s) that the Committee may apply to the Award in addition to the terms set out in these Rules, the satisfaction of which shall determine the extent to which (if at all) an Award is capable of exercise.

(2) Any reference in the ESIP to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

(3) Where the context permits the singular includes the plural and vice versa and the masculine shall include the feminine.

(4) Headings and words in italics are for guidance only and do not form part of the ESIP.

2. ELIGIBILITY

(1) Subject to Rule 2(2), a person is eligible to be granted an Award provided that he is:

(a) an employee of a Participating Company who is not a director; or

(b) a full-time director of a Participating Company, and for these purposes a director shall be treated as a full-time director of a Participating Company if he is obliged to devote to the performance of the duties of his office or employment with that and/or any other Participating Company the whole or substantially the whole of his working time and in any event not less than 25 hours a week.

(2) A person is not eligible to be granted an Award if at the proposed Grant Date he is within six months of his anticipated retirement date.

3. GRANT OF AWARDS

(1) The Committee on behalf of the Company may grant or procure that some other person grants an Award under Parts II to VI of the ESIP to any person who is eligible to be granted an Award under Rule 2 and the relevant Part. The Committee may apply Grant Conditions to determine the number of Shares over which Awards are made to Participants. The Committee may also apply Vesting Conditions to Awards, save that the Committee may also determine that Options may be granted that are not subject to Vesting Conditions (provided that all Options granted to executive directors of the Company will be subject to Vesting Conditions).

(2) An Award may only be granted:

(a) within the period of six weeks beginning with:

(i) the date on which the ESIP is approved and adopted by the Company in general meeting; or

(ii) the dealing day next following the date on which the Company announces its results for any period; or

(iii) the removal of the restrictions imposed under any statute, order or regulation (including any regulation, order or requirement imposed by the UKLA or any other regulatory authority) which had previously prevented the grant of Awards under this paragraph (a); or

(b) at any other time when the circumstances are considered by the Committee to be sufficiently exceptional to justify its grant, provided that any Award is made within the period of 10 years beginning with the date on which the ESIP is approved by the Company in general meeting.

(3) An Award granted to any individual:

(a) shall not, save on the death of the Participant, be capable of being transferred assigned or charged by him and any purported transfer, assignment or charge shall cause the Award to lapse forthwith; and

(b) shall lapse forthwith if he is adjudged bankrupt.

(4) There shall be no monetary consideration for the grant of any Award under the ESIP, and accordingly any such Award shall be granted by deed.

(5) A Participant shall be entitled to renounce, surrender, cancel, or agree to the cancellation of, an Award granted to him under the ESIP within the period of 30 days immediately following the Grant Date and, if any Award is so renounced, surrendered or cancelled, it shall be deemed never to have been granted.

(6) Notwithstanding any other rule, the grant of any Award under the ESIP shall be subject to obtaining any approval or consent required under the provisions of The Listing Rules

published by the UKLA, The City Code on Take-overs and Mergers, or any regulation or enactment.

4. LIMITS ON NEW ISSUE SHARES

(1) No Awards shall be granted in any year which would, at the time they are granted, cause the number of Shares allocated in the period of 10 years ending at that time under the ESIP or under any other employee share scheme adopted by the Company to exceed such number as represents 10 per cent. of the ordinary share capital of the Company in issue at that time.

(2) No Awards shall be granted in any year which would, at the time they are granted, cause the number of Shares allocated in the period of 10 years ending at that time under the ESIP or under any other discretionary share scheme adopted by the Company to exceed such number as represents 5 per cent. of the ordinary share capital of the Company in issue at that time.

(3) Any Award granted under the ESIP will be limited and take effect so that the above limits are complied with.

(4) References in this Rule 4 to "allocated" shall mean, in relation to any Award or other share option, placing unissued Shares under Award or option and, in relation to awards under other types of employee share scheme, the allotment and issue of Shares.

(5) Any Shares in the Company which have been issued or which may be issued to the Trustees to satisfy the exercise of any Award shall be included for the purposes of the limits set out in Rules 4(1) and 4(2).

(6) Where any Award over unissued shares is released or lapses without being exercised (or the Board makes arrangements for it to be satisfied by the transfer of existing shares), the shares concerned will be ignored when calculating the limits in set out in Rules 4(1) and 4(2).

5. GENERAL PROVISIONS ON EXERCISE

(1) The exercise of any Award shall be effected in the form and manner prescribed by the Committee and, unless the Committee determines otherwise, any notice of exercise shall take effect only when received by the Company together with the relevant exercise monies or an agreement to provide such monies pursuant to arrangements acceptable to the Company.

(2) Notwithstanding any other provision of the ESIP, an Award may not be exercised after the expiration of the period of 10 years (or such shorter period as the Committee may have determined on or before its grant) beginning with the Grant Date. Upon the expiry of such period, any subsisting Award shall forthwith lapse.

(3) Within 30 days after an Award has been exercised by any person, the Board shall procure the delivery to him (or a nominee for him) of the number of Shares in respect of which the Award has been exercised, provided that:

(a) the Board considers that the delivery of the Shares would be lawful in all relevant jurisdictions; and

(b) in a case where a Group Member or the Trustees are obliged to (or would suffer a disadvantage if they were not to) account for any tax (in any jurisdiction) for which the person in question is liable by virtue of the exercise of the Award and/or for any social security contributions that would be recoverable from the person in question in respect of the Award (together, the **"Tax Liability"**), that person has either:

(i) made a payment to the relevant Group Member or the Trustees of an amount equal to the Tax Liability; or

(ii) entered into arrangements acceptable to that Group Member or the Trustees to secure that such a payment is made (whether by authorising the sale of some or all of the Shares on his behalf and the payment to the relevant person of the relevant amount out of the proceeds of sale or otherwise),

and in this regard the Participant shall do all such things and execute such documents as the relevant Group Member may reasonably require in connection with the satisfaction by the Participant of the Tax Liability.

(4) All Shares allotted under the ESIP shall rank equally in all respects with Shares of the same class then in issue except for any rights attaching to those Shares by reference to a record date prior to the date of allotment and application will be made to the London Stock Exchange for such Shares to be admitted for trading.

6. VARIATION OF CAPITAL

(1) In the event of any variation of the share capital of the Company (however effected) the Committee may make such adjustments as it considers appropriate under Rule 6(2).

(2) An adjustment made under this Rule shall be to one or more of the following:

(a) the number of Shares in respect of which any Award granted under the ESIP may be exercised;

(b) the price at which Shares may be acquired by the exercise of any Award granted under the ESIP;

(c) where any Award has been exercised but no Shares have been allotted or transferred pursuant to the exercise, the number of Shares which may be so allotted or transferred and the price at which they may be acquired.

(3) Except in the case of Options granted under Part II reference to a variation in Rule 6(1) shall be deemed to include a demerger, special dividend or other event which, in the opinion of the Committee, would affect the share price to a material extent.

7. ALTERATIONS

(1) Subject to Rules 7(2), 7(4) and 7(5), the Committee may at any time alter the ESIP.

(2) Subject to Rule 7(3), no alteration to the advantage of the persons to whom Awards have been or may be granted shall be made under Rule 7(1) to any of the provisions concerning eligibility, the limits on individual participation and the number of Shares which may be issued under the ESIP, the terms of exercise of Awards, the rights attaching to the Shares acquired and the manner of adjustment of Awards under Rule 6 above without the prior approval by ordinary resolution of the Company in general meeting.

(3) Rule 7(2) above shall not apply to any alteration or addition relating to any minor alteration to benefit the administration of the ESIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any Group Member, nor to any alteration or addition solely relating to a Vesting Condition.

(4) Subject to Rule 7(5), no alteration to the disadvantage of any Participant (other than to a Vesting Condition) in respect of any Award granted to him shall be made under Rule 7(1) above unless:

(a) the Board shall have invited every relevant Participant to give an indication as to whether or not he approved the alteration; and

(b) the alteration is approved by a majority of those Participants who have given such an indication.

(5) The Committee may in its absolute discretion amend the Vesting Conditions that apply to an Award provided that:

(a) there shall have occurred an event which shall have caused the Committee reasonably to consider that the Vesting Conditions that then apply to the Award would not, without alteration, achieve their original purpose;

(b) the Committee acts fairly and reasonably in making such amendment; and

(c) such amendment will in the reasonable opinion of the Committee make the Vesting Conditions materially no less challenging than was the case when originally imposed or, if this is not the case, that prior approval by ordinary resolution of the Company is obtained to the amendment.

(6) As soon as reasonably practicable after making any alteration or addition under this Rule 7 the Company shall give notice in writing thereof to any Participant affected thereby.

8. **CASH EQUIVALENT**

(1) Where an Award (save for an Option granted under Part II) has been exercised by any person in respect of any number of Shares, and those Shares have not yet been issued or transferred to him in accordance with Rule 5(3), the Committee (but only with the prior consent of the Board) may determine that, in substitution for his right to acquire such number of those Shares as the Committee may decide (but in full and final satisfaction of his said right), he shall be paid by way of additional emoluments a sum equal to the cash equivalent of that number of Shares.

(2) For the purposes of this Rule 8, the cash equivalent of any Shares is the amount by which the Committee's opinion of the market value of those Shares on the day last preceding the date on which the Award was exercised (or, if at the relevant time Shares of the same class as those Shares were listed in the Official List of the UKLA, the middle-market quotation of Shares of that class, as derived from the Daily Official List of the London Stock Exchange, on the dealing day last preceding that date) exceeds the price at which those Shares may be acquired by the exercise of the Award.

(3) As soon as reasonably practicable after a determination has been made under Rule 8(1) that a person shall be paid a sum in substitution for his right to acquire any number of Shares:

(a) the Company shall pay to him or procure the payment to him of that sum in cash; and

(b) if he has already paid the Company for those Shares, the Company shall return to him the amount so paid by him.

(4) There shall be made from any payment under this Rule 8 such deductions (on account of tax or similar liabilities) as may be required by law or as the Committee may reasonably consider to be necessary or desirable.

9. **MISCELLANEOUS**

(1) The rights and obligations of any individual under the terms of his office or employment with any Group Member shall not be affected by his participation in the ESIP or any right which he may have to participate in it, and an individual who participates in it shall and does by participating in the ESIP hereby waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to exercise any Award as a result of such termination. Selection to participate in one year does not confer any right to participate in future years.

(2) In the event of any dispute or disagreement as to the interpretation of the ESIP, or as to any question or right arising from or related to the ESIP, the decision of the Committee shall be final and binding upon all persons.

(3) Any notice or other communication under or in connection with the ESIP may be given by personal delivery, by electronic communication or by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Group Member, to his last known postal address, or to the postal address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment, or to his allocated corporate e-mail address.

(4) A Participating Company may provide money to the Trustees or to any other person to enable that person to acquire Shares to be held for the purposes of the ESIP, or enter into any guarantee or indemnity for these purposes, to the extent permitted by the Companies Act 1985.

(5) The ESIP and all Awards granted under it shall be governed and construed in accordance with English law and the Court of England and Wales shall have exclusive jurisdiction to hear any dispute.

PART II - INLAND REVENUE APPROVED OPTIONS

1. **INTERACTION WITH PART I**

(1) The provisions of Part I shall, save where otherwise specified in this Part II, apply in relation to Options granted under this Part II.

2. **ELIGIBILITY**

(1) A person is not eligible to be granted an Option at any time when he is not eligible to participate in this Part II by virtue of paragraph 9 of Schedule 4.

3. **GRANT OF OPTIONS**

(1) The Shares over which Options are granted must satisfy the requirements of paragraphs 15 to 20 of Schedule 4 at the Grant Date and, subject to Rule 3(2), at the date of the exercise of the Option.

(2) If the Shares subject to an Option cease to satisfy the requirements of paragraphs 15 to 20 of Schedule 4 at any time after the Grant Date then:

(a) the Board shall as soon as practicable notify the Inland Revenue of this;

(b) the grantor of the Option will not be required to procure the allotment or transfer of shares which satisfy these requirements upon the exercise of any Option;

(c) for the avoidance of doubt, all unexercised Options shall continue to exist; and

(d) Part II shall continue to exist but if the Inland Revenue withdraw their approval of it under Schedule 4, it shall continue to exist as an unapproved share option plan.

(3) The price at which each Share may be acquired by the exercise of an Option shall be determined by the Committee before its grant and stated on the Grant Date, but shall not be less than the higher of the Market Value of a Share and (in the case of an Option to acquire Shares only by subscription), the nominal value of a Share.

(4) In addition to the periods during which an Option may be granted pursuant to Rule 3(2) of Part I, an Option may also be granted within the period of six weeks beginning with the date on which approval of this Part II is granted by the Inland Revenue under Schedule 4.

(5) The Committee shall determine whether the exercise of an Option is made subject to the satisfaction of Vesting Conditions, save that the exercise of all Options granted to executive directors of the Company must be subject to Vesting Conditions.

4. **LIMITS**

(1) No person shall be granted an Option under this Part II which would, at the time it is granted, cause the aggregate market value of the shares which he may acquire in pursuance of Options granted to him under this Part II or under any other share option scheme (other than a savings-related share option scheme) approved under Schedule 4 and established by the Company or by any associated company of the Company (and not exercised) to exceed or further exceed £30,000 or such other limit as may apply for the purposes of Schedule 4 from time to time.

(2) For the purposes of Rule 4(2), the market value of the shares in relation to which an option was granted shall be calculated:

(a) in the case of an option granted under this Part II, as on the day or days by reference to which the price at which Shares may be acquired by the exercise thereof was determined in accordance with Rule 3(3) above; and

(b) in the case of an option granted under any other approved scheme, as at the time when it was granted or, in a case where an agreement relating to the shares has been made under paragraph 22(4) of Schedule 4, such earlier time or times as may be provided in the agreement.

5. **EXERCISE OF OPTIONS**

(1) An Option may not be exercised before the third anniversary of the Grant Date (subject to Rules 5(2), 5(3), 5(4), 5(5), 6(1) and 6(4)), and shall only then (if such Option was granted subject to Vesting Conditions) become exercisable to the extent prescribed by the Vesting Conditions, save that where an Option would otherwise become exercisable pursuant to Rules 5(2), 5(3)(a), 5(3)(c), 6(1) or 6(4), the Committee shall determine, acting fairly and reasonably, the extent to which the Vesting Conditions are satisfied, taking account of the performance of the Company up to the relevant event.

(2) Subject to Rules 5(1) and 5(5), if any Participant dies, any Option granted to him subject to Vesting Conditions may (and must, if at all) be exercised by his personal representatives within 12 months after the date of his death, provided that his death occurs at a time when either he is a director or employee of a Group Member or (where relevant) he is entitled to exercise such Option by virtue of Rule 5(3). Any such Option not exercised before the expiry of this 12-month period shall forthwith lapse on such expiry.

(3) Subject to Rules 5(1) and 5(4), if any Participant ceases to be a director or employee of a Group Member (otherwise than by reason of his death), the following provisions apply in relation to any Option granted to him subject to Vesting Conditions:

(a) if he so ceases for a Good Reason, the Option may (and, subject to Rule 5(2) must, if at all) be exercised within the period which shall expire six months after his so ceasing;

(b) if he so ceases by reason of retirement, the Option will not lapse but shall remain unaffected by such retirement and may be exercised pursuant to Rule 5(1);

(c) if he so ceases for any other reason, the Option may not be exercised at all unless the Committee acting fairly and reasonably shall so permit, in which event it may (and subject to Rule 5(2) must, if at all) be exercised to the extent permitted by the Committee within the period which shall expire six months after his so ceasing.

(4) Notwithstanding Rule 5(1) but subject to the remainder of this Rule 5(4) and Rule 5(5), any Option that is granted following the satisfaction of Grant Conditions that is not subject to any Vesting Conditions may, if the Committee so determines on the Grant Date, become exercisable in annual tranches on the anniversaries of the Grant Date provided that such an approach shall not be more favourable to a Participant than an approach which provides for an Option to become exercisable in four tranches on the first, second, third and fourth anniversaries of the Grant Date. If any Participant ceases to be a director or employee of a Group Member (otherwise than by reason of his death) the following provisions apply to any such Option granted to him:

(a) if he so ceases for a Good Reason, the Option may (and, subject to Rule 5(5) must, if at all) be exercised within the period which shall expire six months after his so ceasing;

(b) if he so ceases by reason of retirement, the Option will not lapse but shall remain unaffected by such retirement and may be exercised in such annual tranches as the Committee shall have determined on the Grant Date;

(c) if he so ceases for any other reason, the Option may not be exercised at all unless the Committee acting fairly and reasonably shall so permit, in which event it may (and subject to Rule 5(5) must, if at all) be exercised within the period which shall expire six months after his so ceasing,

provided that such Option shall only become exercisable on a Pro Rata Basis (with the "relevant event" being the date of cessation).

(5) If any Participant dies, any Option granted following the satisfaction of Grant Conditions that is not subject to any Vesting Conditions may (and must, if at all) be exercised by his personal representatives within 12 months after the date of his death, provided that his death occurs at a time when either he is a director or employee of a Group Member or (where relevant) he is entitled to exercise such Option by virtue of Rule 4(4) and provided also that such Option shall only become exercisable on a Pro Rata Basis (with the "relevant event" being the date of death or, if death occurs during the period during which he is entitled to exercise such Option by virtue of Rule 4(4), the date of such earlier cessation of employment). Any Option not exercised before the expiry of this 12-month period shall forthwith lapse on such expiry.

(6) A Participant shall not be treated for the purposes of Rule 5(3) and Rule 5(4) as ceasing to be a director or employee of a Group Member until such time as he is no longer a director or employee of any Group Member.

6. **CORPORATE EVENTS**

(1) Upon the occurrence of a Corporate Event, the Board shall within seven days of becoming aware thereof notify every Participant thereof and, subject to Rules 5(1), 5(2), 5(3) and 6(6), any Option may be exercised within one month (or such longer period as the Board may

permit) of the notification save that any Option that is granted following the satisfaction of Grant Conditions that is not subject to any Vesting Conditions shall become so exercisable on a Pro Rata Basis (with the "relevant event" being the date that the Board gives notice to Participants of the occurrence of the Corporate Event). To the extent that an Option is not exercised within this one-month (or longer) period it shall lapse on the expiration of that period.

(2) If any company (the "acquiring company"):

(a) obtains Control of the Company as a result of making

(i) a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company, or

(ii) a general offer to acquire all the shares in the Company which are of the same class as the shares which may be acquired by the exercise of options granted under this Part II, or

(b) obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985 or Article 418 of the Companies (Northern Ireland) Order 1986, or

(c) becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of that Act or Articles 421 to 423 of the Companies (Northern Ireland) Order 1986,

any Participant may at any time within the appropriate period (which expression shall be construed in accordance with paragraph 26(3) of Schedule 4), by agreement with the acquiring company, release any option which has not lapsed (the "**old option**") in consideration of the grant to him of an option (the "**new option**") which (for the purposes of that paragraph) is equivalent to the old option but relates to shares in a different company (whether the acquiring company itself or some other company falling within paragraph 16(b) or (c) of Schedule 9).

(3) The new option shall not be regarded for the purposes of Rule 6(2) as equivalent to the old option unless the conditions set out in paragraph 27(4) of Schedule 4 are satisfied, but so that the provisions of Part I and this Part II shall for this purpose be construed as if:

(a) the new option were an option granted under the Part II at the same time as the old option;

(b) except for the purposes of the definitions of "Group Member", "Participating Company" and "Subsidiary" in Rule 1(1) of Part I and the reference to "the Committee" in Rule 5(2) of Part I, the expression "the Company" were defined as "a company whose shares may be acquired by the exercise of Options granted under this Part I"; and

(c) Rule 7(2) of Part I were omitted.

(4) If notice is given to shareholders of the Company of a demerger of any company or business carried on by a Participating Company, the Board acting fairly, reasonably and objectively, in its discretion, may give notice to Participants that, subject to Rules 5(1), 5(2) and 5(3), a Participant may submit a notice of exercise to the Company which will take effect when the shareholder resolution to approve the demerger is passed, save that any Option that is granted following the satisfaction of Grant Conditions that is not subject to any Vesting Conditions may only become so exercisable on a Pro Rata Basis (with the "relevant event" being the date that the Board gives notice to Participants of the demerger). If the shareholder resolution to approve the demerger is not passed, a notice of exercise so submitted shall not be effective and the Option shall continue to subsist (provided that no such notice may be given unless the Committee determines that this is the best way to safeguard the interests of Participants in such circumstances).

(5) Upon the occurrence of an Internal Re-organisation, an Option shall not become exercisable as a result of the Internal Reorganisation and, subject to Rules 5(1), 5(2) and 5(3), shall lapse on the day after the expiry of the appropriate period (as referred to in Rule 6(2)). Notwithstanding that an Option does not become exercisable in event of the Internal Reorganisation, nothing in this Rule 6(5) shall prevent the provisions of Rule 6(2) from applying. Where Rule 6(2) is applied in these circumstances, the provisions of Rule 6(3) will also apply but with the omission of paragraph (c) of Rule 6(3).

(6) If a Participant is offered the opportunity to release his Option in consideration for the grant to him of another option in accordance with Rule 6(2) or otherwise, then notwithstanding the provisions of Rule 6(1) (which might otherwise have resulted in the Option becoming exercisable), the Board may determine that the Option shall be deemed to have lapsed upon the occurrence of that event (provided that for the avoidance of doubt, this shall not prevent its release in consideration for the grant of an Option as aforesaid).

7. ALTERATIONS

(1) If an alteration or addition to this Part II or to Part I to the extent that such addition or alteration affects this Part II which does not solely relate to a Vesting Condition is made at a time when this Part II is approved by the Inland Revenue under Schedule 4, the approval will not thereafter have effect unless and until the Inland Revenue have approved the alteration or addition unless such alteration or amendment is not to a key feature of the Plan as defined in paragraph 30 of Schedule 4.

(2) The Company shall notify the Inland Revenue of any alteration which causes this Part II to cease to be approved by the Inland Revenue under Schedule 4.

PART III - UNAPPROVED OPTIONS

1. INTERACTION WITH PART I

(1) The provisions of Part I shall, save where otherwise specified in this Part III, apply in relation to Options granted under this Part III.

2. GRANT OF OPTIONS

(1) The price at which each Share may be acquired by the exercise of an Option shall be determined by the Committee before its grant and stated on the Grant Date, but shall not be less than the higher of the Market Value of a Share and (in the case of an Option to acquire Shares only by subscription), the nominal value of a Share.

(2) In addition to the periods during which an Option may be granted pursuant to Rule 3(2) of Part I, an Option may also be granted under this Part III within the period of six weeks beginning with date on which approval of Part II is granted by the Inland Revenue under Schedule 4.

(3) The Committee shall determine whether the exercise of an Option is made subject to the satisfaction of Vesting Conditions, save that the exercise of all Options granted to executive directors of the Company must be subject to Vesting Conditions.

3. LIMITS

(1) Subject to Rule 3(1) and 3(3), no person shall be granted an Option in any year if the grant of such Option would result in the aggregate Market Value of all the Shares over which Options have been granted in that year to that person exceeding 400% of the Salary of such person.

(2) If a person has been granted a Conditional Share Award in any year under Part V, such person may not in the same year be granted an Option if the grant of such Option would result in the aggregate Market Value of all the Shares over which Options have been granted in that year to that person exceeding 300% of the salary of such person.

(3) Notwithstanding the limits set out in Rules 3(1) and 3(2), in relation to the year commencing on the date on which a Participant first becomes an employee or officeholder of any Group Company, such person may not be granted an Option if the grant of such Option would result in the aggregate Market Value of all the Shares over which Options have been granted in that year to that person exceeding 800% of the Salary of such person.

4. EXERCISE OF OPTIONS

(1) An Option may not be exercised before the third anniversary of the Grant Date (subject to Rules 4(2), 4(3), 4(4), 4(5), 5(1) and 5(4)), and shall only then (if such Option was granted subject to Vesting Conditions) become exercisable to the extent prescribed by the Vesting Conditions, save that where an Option would otherwise become exercisable pursuant to Rules 4(2), 4(3)(a), 4(3)(c), 5(1) or 5(2), the Committee shall determine, acting fairly and reasonably, the extent to which the Vesting Conditions are satisfied, taking account of the performance of the Company up to the relevant event.

(2) Subject to Rules 4(1) and 4(5), if any Participant dies, any Option granted to him subject to Vesting Conditions may (and must, if at all) be exercised by his personal representatives within 12 months after the date of his death, provided that his death occurs at a time when

either he is a director or employee of a Group Member or (where relevant) he is entitled to exercise such Option by virtue of Rule 4(3). Any such Option not exercised before the expiry of this 12-month period shall forthwith lapse on such expiry.

(3) Subject to Rules 4(1) and 4(4), if any Participant ceases to be a director or employee of a Group Member (otherwise than by reason of his death), the following provisions apply in relation to any Option granted to him subject to Vesting Conditions:

(a) if he so ceases for a Good Reason, the Option may (and, subject to Rule 4(2) must, if at all) be exercised within the period which shall expire six months after his so ceasing;

(b) if he so ceases by reason of retirement, the Option will not lapse but shall remain unaffected by such retirement and may be exercised pursuant to Rule 4(1);

(c) if he so ceases for any other reason, the Option may not be exercised at all unless the Committee acting fairly and reasonably shall so permit, in which event it may (and subject to Rule 4(2) must, if at all) be exercised to the extent permitted by the Committee within the period which shall expire six months after his so ceasing.

(4) Notwithstanding Rule 4(1) but subject to the remainder of this Rule 4(4) and Rule 4(5), any Option that is granted following the satisfaction of Grant Conditions that is not subject to any Vesting Conditions may, if the Committee so determines on the Grant Date, become exercisable in annual tranches on the anniversaries of the Grant Date provided that such an approach shall not be more favourable to a Participant than an approach which provides for an Option to become exercisable in four tranches on the first, second, third and fourth anniversaries of the Grant Date. If any Participant ceases to be a director or employee of a Group Member (otherwise than by reason of his death) the following provisions apply to any such Option granted to him:

(a) if he so ceases for a Good Reason, the Option may (and, subject to Rule 4(5) must, if at all) be exercised within the period which shall expire six months after his so ceasing;

(b) if he so ceases by reason of retirement, the Option will not lapse but shall remain unaffected by such retirement and may be exercised in such annual tranches as the Committee shall have determined on the Grant Date;

(c) if he so ceases for any other reason, the Option may not be exercised at all unless the Committee acting fairly and reasonably shall so permit, in which event it may (and subject to Rule 4(5) must, if at all) be exercised within the period which shall expire six months after his so ceasing,

provided that such Option shall only become exercisable on a Pro Rata Basis (with the "relevant event" being the date of cessation).

(5) If any Participant dies, any Option granted following the satisfaction of Grant Conditions that is not subject to any Vesting Conditions may (and must, if at all) be exercised by his personal representatives within 12 months after the date of his death, provided that his death occurs at a time when either he is a director or employee of a Group Member or (where relevant) he is

entitled to exercise such Option by virtue of Rule 4(4) and provided also that such Option shall only become exercisable on a Pro Rata Basis (with the "relevant event" being the date of death or, if death occurs during the period during which he is entitled to exercise such Option by virtue of Rule 4(4), the date of such earlier cessation of employment). Any Option not exercised before the expiry of this 12-month period shall forthwith lapse on such expiry.

(6) A Participant shall not be treated for the purposes of Rule 4(3) and Rule 4(4) as ceasing to be a director or employee of a Group Member until such time as he is no longer a director or employee of any Group Member.

5. **CORPORATE EVENTS**

(1) Upon the occurrence of a Corporate Event, the Board shall within seven days of becoming aware thereof notify every Participant thereof and, subject to Rules 4(1), 4(2), 4(3), any Option may be exercised within one month (or such longer period as the Board may permit) of the notification save that any Option that is granted following the satisfaction of Grant Conditions that is not subject to any Vesting Conditions shall become so exercisable on a Pro Rata Basis (with the "relevant event" being the date that the Board gives notice to Participants of the occurrence of the Corporate Event). To the extent that an Option is not exercised within this one-month (or longer) period it shall lapse on the expiration of that period.

(2) If notice is given to shareholders of the Company of a demerger of any company or business carried on by a Participating Company, the Board acting fairly, reasonably and objectively, in its discretion, may give notice to Participants that, subject to Rules 4(1), 4(2) and 4(3), a Participant may submit a notice of exercise to the Company which will take effect when the shareholder resolution to approve the demerger is passed, save that any Option that is granted following the satisfaction of Grant Conditions that is not subject to any Vesting Conditions may only become so exercisable on a Pro Rata Basis (with the "relevant event" being the date that the Board gives notice to Participants of the demerger). If the shareholder resolution to approve the demerger is not passed, a notice of exercise so submitted shall not be effective and the Option shall continue to subsist (provided that no such notice may be given unless the Committee determines that this is the best way to safeguard the interests of Participants in such circumstances).

(3) Upon the occurrence of an Internal Re-organisation, an Option shall not become exercisable as a result of that Internal Reorganisation but shall be released and shall be replaced by a new option over shares in the company which Controls the Company or which carries on the business of the Company (as the case may be) and which satisfies the conditions set out in paragraphs 27(4) to (d) of Schedule 4, unless the Committee determines otherwise. Following this replacement of the Option this Part III shall continue to apply to the new option mutatis mutandis to take account of this replacement as the Committee shall reasonably determine.

PART IV - US INCENTIVE STOCK OPTIONS

1. INTERACTION WITH PARTS I AND III

(1) The provisions of Parts I and III shall, save where otherwise specified in this Part IV, apply in relation to Options granted under this Part IV.

2. DESIGNATION OF OPTIONS

(1) Options granted under this Part IV may be designated as "incentive stock options" ("ISOs") within the meaning of section 422 of the United States Internal Revenue Code of 1986, as amended (the "US Tax Code"). Any Options not granted under this Part IV as ISOs shall be granted as nonqualified stock options for purposes of the US Tax Code.

3. ELIGIBILITY

(1) Rule 2(2) of Part I shall not apply to any person to the extent that the application of such rule would violate applicable U.S. federal or State law.

(2) The class of person who may be granted ISOs under this Part IV shall, in addition to the limitations otherwise imposed by the ESIP, be limited to those persons who are employees of the Company or its "parent" or "subsidiary" corporations within the meaning of section 424(e) and (f), respectively, of the US Tax Code.

4. GRANT OF OPTIONS

No Option may be granted as an ISO under this Part IV after [ ], being the tenth anniversary of the date of approval of the ESIP by the Company.

5. LIMITS

(1) Rule 3(1) of Part III shall not apply to any Options granted under this Part IV.

(2) The price at which Shares may be acquired pursuant to any Option granted as an ISO shall not be less than the fair market value of the Shares at the time such Option is granted (determined in accordance with Section 422(c)(1) of the U.S. Tax Code and any regulations promulgated thereunder).

(3) The aggregate number of Shares for which ISOs may be granted under this Part IV to all Participants during the term of the ESIP shall not exceed [ ] *(being 10% of the expected issued share capital on the adoption of the ESIP)*, subject to adjustment if any of the events envisaged in Rule 6 of Part I occur.

(4) To the extent that the aggregate fair market value of shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under all plans or schemes of the Company or its "parent" or "subsidiary" corporations within the meaning of sections 424(e) and (f), respectively, of the US Tax Code) exceeds US$100,000, such Options shall be treated, to the extent of the excess, as nonqualified stock options.

6. EXERCISE OF OPTIONS

(1) If any Option is exercised in accordance with Rule 4 of this Part IV more than three (3) months after the date that the Participant was last employed by the Company (or by its parent or a subsidiary as defined in this Part IV), or in the case of "total disability" (as defined by section 422(c)(6) of the US Tax Code) more than twelve (12) months after the date that the Participant was last employed by the Company (or by its parent or a subsidiary as defined in this Part IV), then such option shall be treated as a nonqualified stock Option for purposes of the US Tax Code.

(2) The person that grants the Option may satisfy its obligations under this Part IV by delivering American Depository Shares representing Shares in the Company.

7. **CORPORATE EVENTS**

(1) Rule 4(1) of Part III shall be subject to the proviso that the Committee may (in exceptional circumstances) determine that the Option should become exercisable on a different basis if it considers that taking account of the performance of the Company up to the occurrence of the Corporate Event does not properly reflect the performance of the Company over the relevant period.

8. **MISCELLANEOUS**

(1) Shares shall not be issued pursuant to the exercise of any Option granted under this Part IV unless the exercise of the Option and the issuance and delivery of such Shares shall comply with all relevant provisions of law, involving, without limitation, the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, applicable State securities laws, and the requirements of any stock exchange upon which Shares or American Depository Shares may then be listed, and, at the discretion of the Company, shall be further subject to approval of counsel for the Company with respect to such compliance. None of the Company or any of its subsidiaries or affiliates shall have any obligation to register any shares under the Securities Act or any applicable State law. Any stock certificates evidencing any Share issued pursuant to the ESIP may bear a legend indicating that the transferability of the certificate and the Shares are restricted and subject to terms and conditions contained in the ESIP or otherwise.

(2) Rules 3(3)(b), and 9(1) and Rule 8 of Part I shall not apply to this Part IV to the extent prohibited by US federal or applicable State law.

PART V - CONDITIONAL SHARE AWARDS

1. INTERACTION WITH PART I

(1) The provisions of Part I shall, save where otherwise specified in this Part V, apply in relation to Conditional Share Awards granted under this Part V.

2. GRANT OF OPTIONS

(1) The exercise of all Conditional Share Awards must be subject to the satisfaction of a Vesting Condition.

3. LIMITS

(1) Subject to Rules 3(1) and 3(2), no person shall be granted a Conditional Share Award in any year if the grant of such Conditional Share Award would result in the aggregate Market Value of all the Shares over which Conditional Share Awards have been made in that year to that person exceeding 200% of the Salary of such person.

(2) If a person has been granted an Option under Part III in any year, such person may not be granted a Conditional Share Award in the same year if the grant of such Conditional Share Award would result in the aggregate Market Value of all the Shares over which Conditional Share Awards have been granted in that year to that person exceeding 150% of the Salary of such person.

(3) Notwithstanding the limits set out in Rules 3(1) and 3(2), in relation to the year commencing on the date on which a Participant first becomes an employee or officeholder of a Group Company, such person may not be granted a Conditional Share Award if the grant of such Conditional Share Award would result in the aggregate Market Value of all the Shares over which Conditional Share Awards have been granted in that year to that person exceeding 400% of the Salary of such person.

4. EXERCISE OF CONDITIONAL SHARE AWARDS

(1) A Conditional Share Award may not be exercised before the third anniversary of the Grant Date (subject to Rules 4(2), 4(3), 5(1) and 5(2)) and shall only then become exercisable to the extent prescribed by the Vesting Conditions, save that:

(a) where a Conditional Share Award would otherwise become exercisable pursuant to Rules 4(2), 4(3)(a), 4(3)(c), 5(1) or 5(2), the Committee shall determine, acting fairly and reasonably, the extent to which the Vesting Conditions are satisfied, taking account of the performance of the Company up to the relevant event; and

(b) the Vesting Conditions shall be applied once the number of Shares to which the Conditional Share Award relates is reduced on a Pro Rata Basis (with the "relevant event" being the date of cessation of employment, the date that the Board gives notice to Participants of the occurrence of the Corporate Event or the date that the Board gives notice to Participants of the demerger (as the case may be)).

(2) Subject to Rule 4(1), if any Participant dies, any Conditional Share Award granted to him may (and must, if at all) be exercised by his personal representatives within 12 months after the date of his death, provided that his death occurs at a time when either he is a director or employee of a Group Member or he is entitled to exercise the Conditional Share Award by virtue of Rule 4(3). Any Conditional Share Award not exercised before the expiry of this 12-month period shall forthwith lapse on such expiry.

(3) Subject to Rule 4(1), if any Participant ceases to be a director or employee of a Group Member (otherwise than by reason of his death), the following provisions apply in relation to any Conditional Share Award granted to him:

(a) if he so ceases for a Good Reason, the Conditional Share Award may (and, subject to Rule 4(2) must, if at all) be exercised within the period which shall expire six months after his so ceasing;

(b) if he so ceases by reason of retirement, the Conditional Share Award will not lapse but shall remain unaffected by such retirement and may be exercised pursuant to Rule 4(1);

(c) if he so ceases for any other reason, the Conditional Share Award may not be exercised at all unless the Committee acting fairly and reasonably shall so permit, in which event it may (and subject to Rule 4(2) must, if at all) be exercised to the extent permitted by the Committee within the period which shall expire six months after his so ceasing.

(4) A Participant shall not be treated for the purposes of Rule 4(3) as ceasing to be a director or employee of a Group Member until such time as he is no longer a director or employee of any Group Member.

(5) Subject to Rules 4(2), 5(1) and 5(2), a Conditional Share Award shall forthwith lapse on the expiry of a period of six months commencing on the date it becomes exercisable, unless the Committee determines otherwise.

(6) No rights to receive dividends or vote in respect of Shares over which Conditional Share Awards are granted arise prior to the exercise of such Conditional Share Awards.

(7) Notwithstanding any other provision of this Part V, the Committee may waive the Participant's obligation to pay £1 on exercise of a Conditional Share Award.

5. **CORPORATE EVENTS**

(1) Upon the occurrence of a Corporate Event, the Board shall within seven days of becoming aware thereof notify every Participant thereof and, subject to Rules 4(1), 4(2) and 4(3), any Conditional Share Award may be exercised within one month (or such longer period as the Board may permit) of the notification. To the extent that a Conditional Share Award is not exercised within this one-month (or longer) period it shall lapse on the expiration of that period.

(2) If notice is given to shareholders of the Company of a demerger of any company or business carried on by a Participating Company, the Board acting fairly, reasonably and objectively, in its discretion, may give notice to Participants that, subject to Rules 4(1), 4(2) and 4(3), a

Participant may submit a notice of exercise to the Company which will take effect when the shareholder resolution to approve the demerger is passed. If the shareholder resolution to approve the demerger is not passed, a notice of exercise so submitted shall not be effective and the Conditional Share Award shall continue to subsist (provided that no such notice may be given unless the Committee determines that this is the best way to safeguard the interests of Participants in such circumstances).

(3) Upon the occurrence of an Internal Re-organisation, a Conditional Share Award shall not become exercisable as a result of that Internal Reorganisation but shall be replaced by a new award over shares in the company which Controls the Company or which carries on the business of the Company (as the case may be) that have an equivalent market value as the Shares to which the Conditional Share Award relates immediately prior to the Reorganisation (such market values to the determined by the Committee). Part V shall continue to apply to the Conditional Share Award mutatis mutandis to take account of this alteration as the Committee shall reasonably determine.

(5) No rights to receive dividends or vote in respect of Shares over which Restricted Share Awards are granted arise prior to the exercise of such Restricted Share Awards.

(6) Notwithstanding any other provision of this Part VI, the Committee may waive the Participant's obligation to pay £1 on exercise of a Restricted Share Award.

5. **CORPORATE EVENTS**

(1) Upon the occurrence of a Corporate Event, the Committee shall determine the extent to which (if at all) and the period of time within which (if at all) a Restricted Share Award may be exercised, unless the Committee has determined such matters on the Grant Date. To the extent that a Restricted Share Award becomes so exercisable the Board shall within seven days of becoming aware thereof notify every Participant thereof and such any Restricted Share Award may be exercised within one month (or such longer period as the Board may permit) of the notification. To the extent that a Restricted Share Award is not exercised within this one-month (or longer) period it shall lapse on the expiration of that period.

(2) If notice is given to shareholders of the Company of a demerger of any company or business carried on by a Participating Company, the Board acting fairly, reasonably and objectively, in its discretion, may give notice to Participants that, subject to Rule 4(2), a Participant may submit a notice of exercise to the Company which will take effect when the shareholder resolution to approve the demerger is passed. If the shareholder resolution to approve the demerger is not passed, a notice of exercise so submitted shall not be effective and the Restricted Share Award shall continue to subsist (provided that no such notice may be given unless the Committee determines that this is the best way to safeguard the interests of Participants in such circumstances).

(3) Upon the occurrence of an Internal Re-organisation or a Corporate Event which did not result in a Restricted Share Award becoming fully exercisable, a Restricted Share Award shall not become exercisable as a result of that Internal Reorganisation but shall be replaced by a new award over shares in the company which Controls the Company or which carries on the business of the Company (as the case may be) that have an equivalent market value as the Shares to which the Restricted Share Award relates immediately prior to the Reorganisation (such market values to the determined by the Committee). Part VI shall continue to apply to the Restricted Share Award mutatis mutandis to take account of this alteration as the Committee shall reasonably determine.